

SIGMATRON INTERNATIONAL, INC.

ANNUAL REPORT 2024



**30** SIGMATRON:
30 YEARS OF TRADING
AS A PUBLIC
COMPANY
*NASDAQ: SGMA*

**For over three decades,** SigmaTron International, Inc. (SII) continues as an Electronic Manufacturing Services (EMS) provider of printed circuit board assemblies (PCBAs) and completely assembled (box-build) electronic products to customers in three diverse end-user markets: Industrial, Consumer and Medical/Life Sciences. The Company provides superior EMS value from customized engineering to component sourcing, manufacturing, test, and fulfillment. SII offers differentiated services through a global network of seven manufacturing facilities in the United States, Mexico, China, and Vietnam, with a companywide International Procurement Office (IPO) and Sustainability and Compliance Center (SCC) in Taiwan. The Company also offers a Design Services Center (DSC) hub from our headquarters in Elk Grove Village, Illinois.



**CELEBRATING 30 YEARS AS A PUBLICLY TRADED COMPANY**
**SigmaTron, with private company roots that date back to the mid-1960s, celebrated its 30th listing benchmark as a Nasdaq publicly traded company on February 9, 2024. Nasdaq congratulated SII with a marquee feature on its seven-stories-tall tower's 10,000-square-foot video space at its world headquarters in New York City's Times Square. Nasdaq is the world's first electronic stock market with over 3,000 public companies listed across six continents.**

# To Our Stockholders,

In fiscal year 2024, SigmaTron International Inc. (SII) pauses to mark our 30th year as a publicly traded company. Our journey began with SII's private company roots in the 1960s and continued to 1994 as our first year listed on the Nasdaq Exchange with just $37 million in revenues. Based on our founding strategy established decades ago, SII's ecosystem of valued services and reputation for collaborative, personalized EMS vitally supports customers across the entire lifespan of their programs.

## FY24 US ECONOMIC SLOWDOWN

In what analysts termed an "economic rollercoaster," FY24 proved to be another challenging year for US-based companies. While they conclude that the country averted a recession in FY24, growth was markedly stalled with bank lending pressures continuing to build. Across nearly the entire fiscal year, economists were unconvinced of a "soft landing" following the Federal Reserve's most aggressive rate hike campaign since the 1980s. Beginning with the pandemic, persistent inflation, unique supply chain issues and geopolitical disruption in FY24, measures of uncertainty arose for all companies and SII. Key evidence of this challenged economy included:

- **Interest Rates** – Rates remained at a 23-year high between 5.25% and 5.5%. In FY24, the WSJ reported that "It appears incredibly unlikely that by June 2024 the U.S. will see the significant rate cuts forecasted by investors at the end of last year."
- **US Inflation** – The US Labor Department reported inflation's rise to 3.5%, up from 3.2% last year.
- **US-China Trade War** – Beginning in 2018, the US Section 301 and 232 tariffs on China at 25% continued and subsequently flared with the US's announcement (Q1 FY25) of added tariffs of $18 billion on China-made goods.

Yet, despite these economic challenges, SII's global leadership and teams remained steadfast, persevering in service to our customers who benefit by their collaboration with SII.

## SIGMATRON ADDRESSES DETRIMENTS IN FY24

For SII, the fiscal year saw wide swings of peaks and valleys during which we recorded fleeting periods of solid revenues. Yet these periods of gains were offset, leading to reduced revenues and profit reported for the year, each outside our earlier forecasts and expectations.

Amid FY24's demanding economic landscape, among the detriments SII faced was tenuousness rooted in a few of our customers' individual markets and causing them to end their fiscal years below forecast. So, as revised forecasts interdicted, SII adapted to certain EMS production delays and/or negated program commitments. Compounding program delays was timing that concurred with our typically slowest quarter(s) of the year. SII remained committed, powering forward through any revised forecasts or delays. Ahead, some adversity and residual factors in our pipeline may prove volatile especially as the 2024 US Presidential Election approaches.

## OUR FY24 FINANCIAL RESULTS

Revenues from continuing operations decreased by $40 million or 10%, to $374 million for FY24 compared to $414 million for FY23. Net income (loss) from continuing operations for FY24 was a loss of $2.5 million, compared to net income of $14 million the prior year. Basic and diluted income (loss) per share from continuing operations for FY24 was a loss of $0.41, compared to $2.34 income per share for FY23.

By fiscal year's end, SII reported a few persistent program delays in other submarkets that, when taken together, ultimately brought a 20% drop in demand and disappointing setback to our bottom line. In response, we implemented cost reductions. These include optimization of our inventory levels, the sale of our Elgin facility (Q4) and the right-sizing of our workforce. Certain SII operations adopted a shorter work week. We expect to continue this strategy until we see a rebound in soft demand.

For any fallouts that may linger with respect to our customers and supplier networks, our teams and business model are expected to keep SII well positioned to capitalize on numerous opportunities, including those in new markets.

We expect to fully capitalize on FY25 opportunities already in play at fiscal year-end. We will remain watchful and prepared to tackle any new developments in FY25. This includes any changes in the post-election economy, residual supply chain constraints, and pockets of volatility within our diverse customer markets.

## SII'S HIGHLY VALUED, GLOBAL SERVICE ARRAY

With corporate hubs in Elk Grove Village, Illinois, and Taichung City in Taiwan, **SII Information Technology (SII IT)** systems remained central to our value chain of proprietary services in FY24, delivering a consistently superior level of performance globally. Begun in prior years, SII IT again led deliberate steps to continuously update the Company's agile, internal IT systems, synthesizing them with industry-leading technologies at next levels to the benefit of customers and global employees alike.

SII IT's advancements this year include:

- **Key Differentiation** – An overall strength is SII's internal development and knowledge base which drives agility. This delivers clear advantage over competitors who rely on outside contractors and/or prepackaged software, each which slows implementation. With our internally developed systems, SII nets speed and flexibility in response to customer requirements.

- **Embedded IT Support: Our Supply Chain Management (SCM) Tools** – SII combines an industry standard enterprise resource planning (ERP) software with an internally developed suite of SCM tools to help add context to manufacturing data through enhanced dashboarding and analytical capabilities. Our ERP features a single global platform that integrates best practices to meet the needs of customers, suppliers and stakeholders across SII's breadth of operating geographies.

- **MRP Share** – In FY24, SII IT drove enhancements of our horizontal MRP tools that help address the ongoing challenge of managing appropriate inventory levels in response to customers' needs. Our MRP Share enables our teams to monitor total requirements and flag changes in near term demand for each customer. These tools also equip suppliers with complete customer forecast visibility, including current inventory and materials-on-order.

- **Investments in IT Infrastructure and Security** – SII is proactive and investing in upgrades to its general infrastructure and security aligned with ISO 27001 compliance guidelines. SII IT upgraded a number of firewalls, replaced our core network infrastructure and launched a next generation suite of endpoint protection software.

In FY25, SII IT will continue to help all divisions to limit industrywide challenges such as any residual supply chain constraints. Also, IT systems will promote superior visibility for supply and inventory levels, hallmarks of real time updates and solid customer communications.

We believe our IT-embedded technologies net superior, robust SCM systems on par with any in our industry. Another standout strength is our mature, decades-established communications network which seamlessly connects SII, its global suppliers and customers. Equally important is the dedicated support and geographic reach that flows from among our seven manufacturing sites. With high reliability, SII aligns customer needs with our time-tested, systemwide International Procurement Office (IPO).

Across three decades, our corporate **Supply Chain Management (SCM)** services continue as resilient, responsive and agile, offering a proprietary range of strategies which deliver global purchasing power. With benefits magnified by the direct support of our corporate management, customers cite SCM services as a highly valued, differentiating strength. This support was especially lauded in FY24 as we saw an incremental return of SCM market dynamics to pre-pandemic levels. Thanks to our SCM and IPO software and exclusive tools and systems, SII best manages "top of mix" areas and delivers essential components and raw materials to our EMS programs systemwide.

## 30-YEAR OPERATING MILESTONES

Across the past three decades, SII's SCM established and subsequently grew our global network, and proudly cites five hallmarks of accomplishment:

1. Led the development of individually dedicated plant-focused purchasing teams systemwide.

2. Established and expanded our IPO that coordinates all logistics and quality apropos to suppliers in Asia and Southeast Asia and executes overall commodity management.

3. Innovated a suite of exclusive integrated systems that provides access to operational data by each SII procurement agent and program manager.

4. Developed SII's Tango suite of ERP related SCM tools which delivers unparalleled flexibility. These new and adaptive high-tech features change in tandem with changing market conditions.

5. Conceived, implemented and expanded a companywide Sustainability and Compliance Center (SCC) within SII's IPO to ensure customers meet essential social, governmental and industry specific requirements. These include Reach (EC 1907/2006), Conflict Minerals, Environmental/Sustainability, among others.

## FY24'S EASING OF SUPPLY CHAIN ISSUES

While our industry saw the most persistent period of supply chain imbalance in recent history, SII logged general SCM improvements in industry dynamics and maintained our track record for reliability and integrity. Generally lead times have shortened and upward price pressures on components have eased. Specifics include:

- **Sophisticated Integrated Circuit Lead Times** – Lead times generally saw improvement to 16-26 weeks, down from 52 weeks or longer the prior year. Only a limited percentage of semiconductors require longer lead times.

- **Improved Material Forecasts** – In response to customer requests, SII's SCM has shortened material forecasts.

- **Reduced Inventories** – With improvements logged this year, it is predicted that inventory levels will continue to be reduced while still meeting delivery demands in FY25.

- **FY24's Geopolitical Events** – Despite Russia's war in Ukraine and the Israel-Hamas War, SII SCM saw no effects and acquired all customer-required materials for the period.

Combined with our core strengths, SCM leveraged our customer-facing suite of tools and services this year while continuously developing new and exclusive systems to further enhance SII's business execution and success. We advanced SII's proprietary SCORE® customer portal to further track customers' programs and materials status systemwide. We also developed Dashboard Summary reports to ease our customers' complete visibility. Vital to SII, our SCM's forward-looking and rigorous process remains at-the-ready to recognize, adapt and respond to shifts in customers' market conditions, whether gradual or abrupt.

Ahead in FY25, our SCM will:

- Further optimize inventory levels to help reduce working capital costs.
- Continue to invest in our exclusive ERP systems which support next level Design for Manufacturability and Test (DFx).
- Take steps to hone our business practices as they pertain to non-production, "cost adder" expenses such as 25% tariffs on China-made goods.

This year, our corporate **Design Services Center (DSC)** hub continued its decades-long reputation for high-quality services across the EMS lifecycle from product concept to end of life (EOL). In Q4 FY24, DSC relocated from Elgin to our Elk Grove Village headquarters in Illinois and embraces this opportunity to more fully integrate into SII with benefits flowing systemwide. Again in FY24, customers across markets increased their reliance on SII's time-tested expertise in electronics and mechanical engineering design, analytical and enablement tools, and original test development to support optimal EMS results. While price competitive, DSC's focus is to consistently deliver best-in-class design support, especially resonant for customers who value high field reliability over the long term. We earn our customers' trust through our robust performance track record and depth of industry acumen. DSC attentively tailors our services to each customer's needs from original concepts, complete design and DFx to joint development initiatives, each requiring close collaboration.

In FY25, DSC will focus on deepening ties with SII's engineering teams to hone best practices and shared technical information, integrating performance strengths inter-divisionally.

## OUR GLOBALLY STRATEGIC OPERATIONS

Guided by our decades-long core strategy, SII offers customers a personalized, yet global network of seven manufacturing facilities with over 800,000 sq. ft. of manufacturing space in the United States, Mexico, China, and Vietnam, with just under 100,000 sq. ft. of newly expanded warehouse space in North America. Leveraging SII divisions' seven quality certifications, EMS excellence remains a hallmark of our corporate culture and judgment amid increasingly sophisticated customers who demand

internationally competitive pricing and quality for each program, every day. In today's rigorous EMS operating environment, SII's multidisciplinary, multi-divisional teams continued to foster trust and longevity for customers among our three diverse markets: Industrial, Consumer and Medical/Life Sciences.

Across 30 years and in response to customers' needs, SII has grown organically by way of expansion to an Asian operation (2004), and within Mexico (2005, 2012). We grew by acquiring Able Electronics (2005) in the US and Mexico, and Spitfire Controls in the US, Mexico and Vietnam (2012).

Through our Customer-Focused Management Teams we offer lean, Six Sigma philosophies and a solid track record of full-service reliable and flexible EMS production. Our well-honed processes promote cost savings and quality that optimizes time-to-market for some of the most sophisticated customers in our history. The customer case study in this report and the 16 case studies previously featured exemplify that our customers remain the lifeblood of our organization.

Key to SII's personalized service at each stage of the EMS lifecycle, we work diligently to drive the benefits of SII's scalability of volume and mix to our customers. We grasp customers' evolving product requirements, end-use market demands and timing, while maintaining close end-to-end communications.

Central to our corporate culture as a total solutions EMS provider, SII ensures that our plant equipment and other assets offer high availability, efficiency and performance systemwide. Each of SII's divisions share a common ERP system which helps our global supply chain spend to deliver highly competitive pricing—a frequently cited factor in many new program wins.

Embracing our high-tech principles, we continued to expand our suite of production controls again this year, driving next level Design for Manufacturability and Test (DFx). Our advanced, proprietary IT delivers critical inventory stocking and EMS program information at the speed and transparency customers come to expect from SII.

Our divisions launched a number of sustainability initiatives incrementally reducing the Company's reliance on nonrenewable energy. SII upgraded lighting of our plants and offices to LED bulbs, adding motion-activated on/off features. We also introduced electric forklifts and piloted a solar panel installation that is slated to be active by FY25 in our West Coast operation, modeling it companywide. Along with other upgrades, each improves efficiency in SII's energy use.

Ahead in FY25, SII plans to further automate manufacturing and inspection processes for added efficiency, speed and quality. Our operations will continue to tailor their overhead in response to changes in the marketplace.

# 30

## 30 YEARS OF TRADING AS A PUBLIC COMPANY
**NASDAQ: SGMA**

**WE PAUSE WITH PRIDE IN FY24 TO MARK OUR 30TH YEAR AS A PUBLICLY-TRADED COMPANY.** This timeline offers a journey that begins with SigmaTron's (SII) private company roots in the 1960s, continues to 1994 as our first year listed on the Nasdaq Exchange and then charts subsequent growth in size and reputation as an internationally recognized EMS provider of today.

With a focus on the future, we acknowledge our continuum of leadership at all levels who charted a course and led our growth organically and by acquisition. Together, we grew from $37 million in revenues in 1994 to $414 million in 2023, the highest in our history.

## 1994

**1994:** In February, SigmaTron International, Inc. began trading on the Nasdaq Exchange under the stock symbol: SGMA with operations in Acuña, Mexico, Elk Grove Village, IL, Las Vegas, NV and an international purchasing office in Taipei, Taiwan.

**1994:** In November, SMT Unlimited, L.P. became a 42.5% owned affiliate adding operations in Fremont, CA and offering leading edge assembly services for BGA Components.

## 2000

**2001:** Our Las Vegas, NV operation expanded to a 33,000-square-foot facility.

**2004:** SigmaTron opened our Wujiang/Suzhou China Operation.

## 2020

**2020:** SigmaTron maintains Essential Business Status in all global locations amid the COVID-19 pandemic.

**2018:** SigmaTron's IT capabilities expanded to a second location in Taichung City, Taiwan.

**2018:** The Company expands EMS to include the clean energy market with delivery of solar power controllers.

## 2022

**2021:** The Company powered forward through COVID-19 related turbulence and delivered on its promises, reaffirming its commitment to customers.

**2022:** SigmaTron reports banner financial results and serves customers with resiliency, despite historic geopolitical and industry issues that confronted the EMS industry as a whole.

Led by conscious decision making, a path to growth that began in two locations has been transformed into seven global manufacturing sites and four service centers in five countries around the world. Our diverse and sophisticated customer base which includes Fortune 100 industry leaders benefit by our personalized services: value engineering and design, with proprietary IT, SCM and Quality systems.

Underlying each of our timeline's benchmarks, are the men and women who shaped our progress: board members; investors and suppliers; employees at all levels; and outside professionals whose support is immeasurable. Through their cooperative vision, SII's strong foundation and decades long "One Source. Global Options.®" philosophy was born and vibrantly continues.

In all, each benchmark stands as a tangible reminder of what exactly has made SigmaTron the Company it is today. Our hope is that by witnessing SII's 30-year timeline of commitment and the commitment of our Company's present and its past, you will come away with even greater confidence about our Company's future.

## 2005

**2005:** The Las Vegas, NV operation was sold in May.

**2005:** In July, SigmaTron acquired Able Electronics and its Hayward, CA and Tijuana, Mexico locations.

**2005:** SMT Unlimited, L.P., now in Hayward, CA, became a wholly owned entity of SigmaTron.

**2005:** Launched iSCORE®, an internal portal and SCORE®, the customer version.

## 2010

**2011:** The California operation is relocated from Hayward to Union City, more than doubling our production capacity.

## 2015

**2015:** Amid expanding customer demand and compliance complexity, we relocated what is now our Sustainability and Compliance Center (SCC) from Suzhou, China to Taipei City, Taiwan.

**2013:** Our Tijuana, Mexico plant relocated and expanded.

**2013:** A new tagline, *"One Source. Global Options.®"* with a new website helped communicate SigmaTron's place in the world.

## 2012

**2012:** SigmaTron established a domestic China operation.

SigmaTron acquired Spitfire Controls in May, adding manufacturing operations in Chihuahua, Mexico and Biên Hòa City, Vietnam and a Design Services Center, IL.

## 2024

**2023:** With 1994 founding revenues of $37 million, SigmaTron grew FY23 revenues to $414 million, the highest recorded in our history.

*GLOBAL OPTIONS.®*

**SIGMATRON**
INTERNATIONAL





SII has provided high-level redesign, flexible manufacturing support and custom test for Baxter's Rotating Rack and Mini Rack Ovens. These award-winning ovens with patented baking technology are in current use by Baxter's customers and end-users globally who seek quality, efficiency and ease of use.

# ITW/BAXTER DISCOVERS IN SIGMATRON VALUE ENGINEERING AND EMS INNOVATION FOR NEARLY A DECADE

**GLOBAL OPTIONS.®**
**SIGMATRON INTERNATIONAL**

**BAXTER SELECTED SIGMATRON INTERNATIONAL INC. (SII) NEARLY A DECADE AGO** as it pursued a full-EMS solutions provider for design, hardware, prototypes, manufactured production and custom functional test. SII's turnkey services proved an ideal fit and replaced the transactional "board-only" approach of SII's predecessor. Earlier, SII's track record of success for ITW, Baxter's sister company, generated referrals ultimately launching an immediate win-win collaboration for each organization.

Collaboration began with SII diagnosing hardware and software issues from Baxter's former third-party provider for two separate printed circuit board assemblies (PCBA): one board for the Company's room-sized **Rotating Rack Oven** OV500G2EE and the other for its **Mini Rack Oven** OV310.

SII initially assigned two engineers from our decades-experienced Design Services Center. We effectively identified and resolved previously unknown data gaps in the product's legacy design and successfully consolidated two PCBA designs to one board. Also, we updated the real-time clock and other end-of-life components. Following SII's prototype and custom tests, this remains the all-new single PCBA still in use by Baxter today. In parallel, as the program entered actual production in our Elk Grove Village, Illinois,

manufacturing site, SII/Baxter logged enhanced functionality and major cost efficiencies. SII's oven program delivered over six months ahead of Baxter's schedule with continued EMS collaborations in the nine years to follow...and counting.

Baxter describes SII's service as "SII provides not just delivery of a PCB boxes and controls, but a simplified, right priced and holistically enhanced EMS system." Baxter also reports that amid the inherent challenge of high-SKUs and low-volumes, SII is willing to serve it all. When asked what distinguishes SII, Baxter reports that we continue to hit all key points on their list: quality, delivery and customer service. Baxter specifically gives SII high marks for what it terms sustaining "value engineering" with resilient production support, geographic footprint and manufacturing flexibility—each conforming to the product's rigorous Energy Star® rating.

Baxter continues, "Equally crucial engineering and test services, is/was SII's personalized support of Baxter through actual first production. As we faced a potential redesign like the kind SII served, it's not just all about cost reductions. Any redesign involves layers of risk mitigation; SII has proven to be a worthy partner providing us with low-risk and quality—each transcending mere cost reduction."

**ILLINOIS TOOL WORKS (NYSE: ITW)** is a global industrial company built around a differentiated and proprietary business model. The company's seven industry leading segments offer expertise and innovation capabilities with 19,300 unique patents to high-value, niche customer markets around the world. The **ITW FOOD EQUIPMENT GROUP LLC (FEG)** segment is an industry leading innovator serving institutional, industrial, restaurant and retail customers worldwide with 55 businesses in 23 countries, with 9,000+ employees. ITW FEG designs, manufactures and services advanced dishwashing, cooking, refrigeration and food processing equipment.

**BAXTER** – Founded in 1958 and a member of ITW's premium brands, Baxter is a renowned innovator of manufactured quality cooking and bakery equipment worldwide. From its hub in Washington, it is the largest Bakery Rack Oven supplier in the US. For 17 consecutive years, ITW FEG and Baxter have been awarded Energy Star® Partner of The Year.

# SIGMATRON NORTH AMERICA

## SIGMATRON UNITED STATES

In FY24, SII's **Elk Grove Village (EGV), Illinois,** headquarters, manufacturing site and Design Services Center furthered its reputation for timely new product introduction (NPI) services and scalable manufacturing across customer markets.

With the DSC's relocation to EGV in Q4, SII is enhancing our track record of flexible manufacturing for advanced product builds. This year, EGV invested in process and quality improvements. Among these are new plant-facing dashboards to support communications and to speed visibility of forecast and inventory, while streamlining a program manager's (PM) response to changes in material requirements. EGV also launched rough-cut models, which extend equipment capacity loading, among other initiatives. We again attracted new program wins, some offset by certain downward fluctuations in market demand that may continue in FY25.

In FY24, **Union City (UC), California,** West Coast Operations, continued its reputation for providing high quality EMS and consistent, on time deliveries to some of SII's most sophisticated, new and existing customer programs. Again this year, the division proudly built upon its reputation of offering desirable design alternatives. This includes DFM engineering services, incisive component substitutions and/or additions with inventory support. Together with our EGV operation UC will continue their long-term focus on enhanced quality, on time deliveries and close customer collaborations.

## SIGMATRON MEXICO

SII's private company roots in Mexico date back to the mid-1960s with continuous service from our initial operation in Acuña. Now, Mexico's manufacturing economy has grown to the eighth largest in the world and ranks seventh in Deloitte's worldwide, competitive index calculator. Individually and as a whole, SII's three divisions in the region offer favorable labor and tariff costs to service the North American market under USMCA.

In FY24, **SII Acuña** continued to excel at high-volume production runs, quick model changeovers and multiple-model manufacturing simultaneously. The division's engineers collaborate with customers closely to streamline designs and enhance DFx. As of Q1 2024, the division also pursued specialized EMS solutions that transcend standard assembly requirements. In Q3, Acuña began to leverage SII's newly expanded 30,000 sq. ft. of cross-border warehouse space in nearby Del Rio, Texas. The expansion nets 56,400 sq. ft. of traditional space and 21,000 sq. ft. of in-bond space, with 1,200 sq. ft. of temperature- and humidity-controlled areas for sensitive components. This meets customers' needs to both receive raw material shipments and selectively store finished goods.

**SII Chihuahua** offers over 23 years of dedicated manufacturing experience and regional logistics simplicity, specializing in flexible, low- to-high volume runs with a mix of models. Chihuahua's EMS programs are supported by tenured teams with decades of experience including custom, in-house EMS test development. In Q1 FY24, the division passed ISO 13485:2016's audit stage, the manufacturing quality standard required for medical devices. In Q2 FY24, Chihuahua completed a two-year transition to SII's proprietary Tango MES, fully integrating it into all plant production. Gains include enhanced productivity and system visibility for each assembly including Kanban inventory levels, fully electronic replenishment and manufactured date of issue.

With benefits continuing in FY25, the division launched excess material reports with automated updates daily. Ahead, Chihuahua will focus on securing optimized costs for its top-tier components and should cull inventory by reverifying customer forecasts and reducing any overstocks.

**SII Tijuana,** together with its sister divisions in Mexico, offers skilled labor from a strategic transportation corridor to our US manufacturing and warehouse sites with critically aligned time zones and work schedules. Our tenured management team in Tijuana averages 19 years length of service and logged a stable employee retention rate of 98%. In FY25, the division's workforce expects to continue training, especially its Six Sigma Green and Black Belt leadership and engineering practices. Tijuana will also continue to focus on advanced processes to net improved quality, efficiency and profitability.

# SIGMATRON ASIA

Within the Company's "Global Options" framework, our technically experienced engineering and manufacturing teams in our decades-established Asian operations in **Suzhou, China,** and **Biên Hòa City, Vietnam (SII Asia)** complement our North American operations and remain highly valued and strategic.

Our **Suzhou, China,** division pursued programs for both domestic sales and export while collaborating on EMS programs with sister divisions. The operation continued its focus on latest automated equipment, next-level manufacturing execution systems (MES) and an array of tools which optimize processes.

Amid many FY24 accomplishments, our China division innovated a unique automated pin-through-hole (PTH) inspection capability with potential benefits flowing to SII customers systemwide. Specifically, our China team's proprietary solution termed the MVS-1.0 machine vision system, began in Q1 FY24 with Stage A prototype development. By Q4, Suzhou progressed to Stages B and C (MVS-2.0) which features robotics to minimize handling and improve cycle time and inspections for varied defect types. By FY25, China's Stage D MVS-3.0

platform is expected to integrate machine learning capabilities and Industry 4.0 (AI) inspection.

**SII Biên Hòa City, Vietnam's (VN)** strategic location established back in Q1 FY13, continued its long manufacturing presence in SII's global footprint. VN offers direct access to some of the world's main shipping routes and leverages a highly favorable business and regulatory environment. The operation is seen by customers as an advantage as it long preceded the current wave of movement being driven by the US Section 301 Tariffs imposed on Chinese exports.

As a country, VN offers a desirable labor participation rate of 69% as reported in FY24, along with quality infrastructure, high levels of technical education and a manufacturing base insulated from the tariffs and geostrategic risks. (Forbes, 2024). Led by a seasoned management team, VN logged a 98% employee retention rate this year amid their highly competitive labor rates.

This year, VN's reputation continued for cost-effective, high-quality EMS with 24/7 communications from design optimization through product launch. Also, VN worked closely with SII's IPO team to coordinate supply chain information and provide components to keep production running smoothly. As in prior years, VN's engineering team collaborated in parallel with their US counterparts to innovate and streamline test processes, optimizing DFx while keeping efficient pace with production volumes.

Ahead, the division will continue to leverage SII's suite of proprietary tools and processes, while providing intra-team connectedness among global PMs, work teams and customers.

## OUR STRATEGY REMAINS OUR OPERATING STRENGTH

In FY24's demanding operating environment, certain fallouts for the Company may linger into the early quarters of FY25. SII's decades-experienced teams, talent and business model remain well positioned. Our agile manufacturing and supply chain philosophies, cost efficiencies and committed workforce will help power us forward. SII is committed to move past any operational challenges that may lie ahead and restore our profitability to prior levels and beyond.

In the fiscal year ahead, SigmaTron will continue to exert our operating strengths including global scale and market diversity and to further advance our processes and improve quality and productivity.

Our operating strengths include:

- Flexibility on a global scale: One Source, Global Options®... for over 30 years.
- Decades-established and trusted service array: Supply Chain Management, Design Services Center, Quality and IT Systems (US and Taiwan).
- EMS excellence and personalized service for a global company our size.
- Steady hand of senior management in direct support of a skilled, committed global workforce.
- An EMS backlog that meets the pace and program demands of three diverse markets: Industrial, Consumer, and Medical/Life Sciences and nine submarkets including: automotive, commercial cooking, fluid controls, LED lighting, marine, pools, safety, monitoring sensors, and renewable energy. At fiscal year's end, the Company saw significant new opportunities and in relatively new marketplaces that we believe will pay off by mid to late FY25 and beyond.

In parallel, we will accelerate our growth strategies for complete-build EMS, while supporting specialized end-user markets and unique requirements. We will continue to hone our customer-centric organizational culture—one defined and clarified around its common values: EMS excellence, program field reliability and personal accountability.

As we look ahead, I wish to thank all those who helped SII to navigate FY24 and its challenges—our customers and professional and supply chain partners. SII acknowledges our leadership team, global employees and our Board of Directors for persevering amid unprecedented headwinds to meet the needs of all Company stakeholders in FY25 and beyond.

Sincerely,

**Gary R. Fairhead,**
Chief Executive Officer

**John P. Sheehan,**
President

SigmaTron International, Inc.
September 20, 2024

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM 10-K

(Mark One)

_____X_____ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
 For the fiscal year ended April 30, 2024.

Or

_____ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
 For the transition period from _____to_____.

Commission file number 0-23248

## SIGMATRON INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)



| | |
|---|---|
| Delaware | 36-3918470 |
| (State or other jurisdiction | (I.R.S. Employer |
| of incorporation or organization) | Identification Number) |

| | |
|---|---|
| 2201 Landmeier Rd., Elk Grove Village, IL | 60007 |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code:  847-956-8000
Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol | Name of each exchange on which registered |
|---|---|---|
| Common Stock $0.01 par value per share | SGMA | The Nasdaq Capital Market |

Securities registered pursuant to Section 12(g) of the Act:  None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐Yes  ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  ☐Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐  Accelerated Filer ☐  Non-accelerated Filer ☒  Smaller Reporting Company ☒ Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Act.) ☐Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of October 31, 2023, the last business day of the registrant's most recently completed second fiscal quarter was $15,916,135  based on the closing sale price of $2.97  per share as reported by Nasdaq Capital Market as of such date.

The number of outstanding shares of the registrant's Common Stock, $0.01 par value, as of August 27, 2024 was 6,119,288.

**DOCUMENTS INCORPORATED BY REFERENCE**

None.

TABLE OF CONTENTS

## ITEM 1.  BUSINESS

### CAUTIONARY NOTE:

In addition to historical financial information, this discussion of the business of SigmaTron International, Inc. ("SigmaTron"), its subsidiaries Standard Components de Mexico S.A., AbleMex, S.A. de C.V., Digital Appliance Controls de Mexico, S.A. de C.V., Spitfire Controls (Vietnam) Co. Ltd., and Spitfire Controls (Cayman) Co. Ltd., wholly-owned foreign enterprises Wujiang SigmaTron Electronics Co., Ltd. and Wujiang SigmaTron Electronic Technology Co., Ltd., and its international procurement office, SigmaTron International Inc. Taiwan Branch (collectively, the "Company") and other Items in this Annual Report on Form 10-K contain forward-looking statements concerning the Company's business or results of operations.  Words such as "continue," "anticipate," "will," "expect," "believe," "plan," and similar expressions identify forward-looking statements.  These forward-looking statements are based on the current expectations of the Company.  Because these forward-looking statements involve risks and uncertainties, the Company's plans, actions and actual results could differ materially.  Such statements should be evaluated in the context of the direct and indirect risks and uncertainties inherent in the Company's business including, but not necessarily limited to, the Company's continued dependence on certain significant customers; the continued market acceptance of products and services offered by the Company and its customers; pricing pressures from the Company's customers, suppliers and the market; the activities of competitors, some of which may have greater financial or other resources than the Company; the variability of the Company's operating results; the results of long-lived assets and goodwill impairment testing; the ability to achieve the expected benefits of acquisitions as well as the expenses of acquisitions; the collection of aged account receivables; the variability of the Company's customers' requirements; the impact of inflation on the Company's operating results; the availability and cost of necessary components and materials; the impact acts of war may have to the supply chain and the Company's customers; demand challenges resulting from inflation and supply chain uncertainty; the ability of the Company and its customers to keep current with technological changes within its industries; regulatory compliance, including conflict minerals; the continued availability and sufficiency of the Company's credit arrangements; the costs of borrowing under the Company's senior and subordinated credit facilities, including under the rate indices that replaced LIBOR; relatively high interest rates; the ability to meet the Company's financial and restrictive covenants under its loan agreements; changes in U.S., Mexican, Chinese, Vietnamese or Taiwanese regulations affecting the Company's business; the turmoil in the global economy and financial markets; public health crises, such as pandemics; the continued availability of scarce raw materials, exacerbated by global supply chain disruptions, necessary for the manufacture of products by the Company; the stability of the U.S., Mexican, Chinese, Vietnamese and Taiwanese economic, labor and political systems and conditions; global business disruption caused by the Russian invasion of Ukraine and related sanctions and the Israel-Hamas conflict; currency exchange fluctuations; and the ability of the Company to manage its growth.  These and other factors which may affect the Company's future business and results of operations are identified throughout this Annual Report on Form 10-K, and as risk factors, may be detailed from time to time in the Company's filings with the Securities and Exchange Commission.  These statements speak as of the date of such filings, and the Company undertakes no obligation to update such statements in light of future events or otherwise unless otherwise required by law.

### Overview

SigmaTron is a Delaware corporation, which was organized on November 16, 1993, and commenced operations when it became the successor to all of the assets and liabilities of SigmaTron L.P., an Illinois limited partnership, through a reorganization on February 8, 1994, as part of going public.

Prior to April 1, 2023, the Company operated in two reportable segments as an independent provider of electronic manufacturing services ("EMS"), and as a provider of products to the pet technology ("Pet Tech") market.  The majority of the Pet Tech Segment was sold, effective as of April 1, 2023, and following such date,

the Company operates in one reportable segment, the EMS segment. The EMS segment includes printed circuit board assemblies, electro-mechanical subassemblies and completely assembled (box-build) electronic products. The Pet Tech segment offered electronic products such as the Freedom Smart Dog Collar ™, a wireless, geo-mapped fence, and wellness system, and apparel and accessories.

Except as otherwise noted, the description of the Company' business below reflects its continuing operations. Refer to Note P - Discontinued Operations, to the consolidated financial statements for fiscal 2023 activity associated with discontinued operations.

The Company operates as an independent provider of electronic manufacturing services ("EMS") and provides manufacturing and assembly services ranging from the assembly of individual components to the assembly and testing of box-build electronic products. The Company has the ability to produce assemblies requiring mechanical as well as electronic capabilities. This includes printed circuit board assemblies, electro-mechanical subassemblies and completely assembled (box-build) electronic products. The products assembled by the Company are then incorporated into finished products sold in various industries, particularly industrial electronics, consumer electronics and medical/life sciences. In some instances, the Company manufactures and assembles the completed finished product for its customers.

In connection with the production of assembled products, the Company provides services to its customers, including (1) automatic and manual assembly and testing of products; (2) material sourcing and procurement; (3) manufacturing and test engineering support; (4) design services; (5) warehousing and distribution services; (6) assistance in obtaining product approval from governmental and other regulatory bodies and (7) compliance reporting. The Company provides these manufacturing services through an international network of facilities located in the United States, Mexico, China, Vietnam and Taiwan.

Prior to April 1, 2023, the Company operated in two reportable segments as an independent provider of EMS services and as a provider of products to the pet technology ("Pet Tech") market. The majority of the Pet Tech Segment was sold, effective as of April 1, 2023, and following such date, the Company operates in one reportable segment, the EMS segment. The Pet Tech segment offered electronic products such as the Freedom Smart Dog Collar ™, a wireless, geo-mapped fence, and wellness system, and apparel and accessories. See "Recent Developments" below for additional information.

Except as otherwise noted, the description of the Company' business below reflects its continuing operations. Refer to Note P - Discontinued Operations, to the consolidated financial statements for fiscal 2023 activity associated with discontinued operations.

The Company's headquarters is in Elk Grove Village, Illinois, U.S. which also operates as a manufacturing facility. In addition, the Company has manufacturing facilities in Union City, California, U.S.; Acuna, Coahuila, Mexico; Chihuahua, Chihuahua, Mexico; and Tijuana, Baja California, Mexico; Suzhou, Jiangsu Province, China; and Bien Hoa City, Dong Nai Province, Vietnam. In addition, the Company maintains an International Procurement Office and Compliance and Sustainability Center ("IPO") in Taipei, Taiwan. The Company also provides design services in its Elk Grove Village location and warehousing services in Del Rio, Texas, U.S.; El Paso, Texas, U.S.; its Elk Grove Village location; and San Diego, California, U.S. The Company has an information technology office in Taichung, Taiwan.

The Company's international footprint provides our customers with flexibility within the Company to manufacture in China, Mexico, Vietnam or the U.S. We believe this strategy will continue to serve the Company well as its customers continuously evaluate their supply chain strategies.

For the fiscal year ended April, 30 2024, the Company reported a pre-tax loss of approximately $2,800,000 from continuing operations. The Company reported sales of approximately $373,900,000. The fiscal year end revenue results decreased 10% compared to the prior fiscal year. The lower sales related to both decreased customer demand for certain customers and price decreases passed on to customers for certain raw materials due to the improvement in supply chain shortages.

The Company's backlog remains reasonably strong across the vast majority of markets and customers the Company serves. The continued supply chain shortages have improved significantly during fiscal 2024, but

certain components continue to be challenging to receive on a timely basis and could impact the Company's ability to ship the backlog as scheduled. This is a problem faced by almost every customer and competitor in the EMS industry over the past two fiscal years, but has improved in the current fiscal year and the Company anticipates the situation to continue improving through fiscal 2025.

**Products and Services**

The Company provides a broad range of electronic and electromechanical manufacturing related outsourcing solutions for its customers. These solutions incorporate the Company's knowledge and expertise in the EMS industry to provide its customers with an international network of manufacturing facilities, advanced manufacturing technologies, complete supply chain management, responsive and flexible customer service, as well as product design, test and engineering support. The Company's EMS solutions are available from inception of product concept through the ultimate delivery of a finished product. Such technologies and services include the following:

*Manufacturing and Testing Services*: The Company's core business is the assembly and testing of all types of electronic printed circuit board assemblies ("PCBA") and often incorporating these PCBAs into electronic modules used in all types of devices and products that depend on electronics for their operation. This assembly work utilizes state of the art manufacturing and test equipment to deliver highly reliable products to the Company's customers. The Company supports new product introduction ("NPI"), low volume/high mix as well as high volume/low mix assembly work at all levels of assembly and test complexity. From simple component assembly through the most complicated industry testing, the Company offers services required to build the vast majority of electronic devices commercially required in the market today.

*Design Services:* To complement the manufacturing services it offers its customers, the Company also offers design for manufacturability ("DFM"), and design for test ("DFT") review services to help customers ensure that the products they have designed are optimized for production and testing. The Company also offers complete product design services for certain markets.

*Supply Chain Management:* The Company provides complete supply chain management for the procurement of components needed to build customers' products. This includes the procurement and management of all types of electronic components and related mechanical parts such as plastics and metal. The Company's resources supporting this activity are provided both on a plant specific basis as well as globally through its IPO in Taipei, Taiwan. Each of its sites is linked together using the same Enterprise Resource Planning ("ERP") system and custom Iscore software tools with real-time on-line visibility for customer access. The Company procures material from major manufacturers and distributors of electronic parts all over the world.

The Company relies on numerous third-party suppliers for components used in the Company's production process. Certain of these components are available only from single-sources or a limited number of suppliers. In addition, a customer's specifications may require the Company to obtain components from a single-source or a small number of suppliers. The loss of any such suppliers could have a material impact on the Company's results of operations. Further, the Company could operate at a cost disadvantage compared to competitors who have greater direct buying power from suppliers. The Company orders material from its suppliers consistent with the purchase orders and binding forecasts it receives from its customers. See "Item 1A. Risk Factors – Raw material price increases and supply shortages could adversely affect results".

*Warehousing and Distribution:* The Company provides both in-house and third-party warehousing, including in-bond warehouses, shipping, and customs brokerage for certain border crossings as part of its service offering. This includes international shipping, drop shipments to the end customer as well as support of inventory optimization activities such as kanban and consignment.

*Government Compliance, Green, Sustainability, and Social Responsible Initiatives:* The Company supports initiatives that promote sustainability, green environment and social responsibility. The Company helps its customers in achieving effective compliance. Those include, but are not limited to, Restrictions of Hazardous Substances ("RoHS"), Restriction of Chemicals ("REACH") and Conflict Minerals regulations.

*Manufacturing Locations and Certifications:*  The Company's manufacturing locations are strategically located to support our customers with locations in Elk Grove Village, Illinois U.S.; Union City, California U.S.; Acuna, Chihuahua and Tijuana, Mexico; Suzhou, China; and Bien Hoa City, Vietnam.  The Company's ability to transition manufacturing to lower cost regions without jeopardizing flexibility and service differentiates it from many competitors.  Manufacturing certifications and registrations are location specific, and include ISO 9001:2015, ISO 14001:2004, ISO 14001:2015, IATF 16949:2016, Medical ISO 13485:2016 and FDB Certification and International Traffic in Arms Regulations ("ITAR") certifications.

In addition, the Company provided products, design and manufacturing services to the pet technology market through its former subsidiary, Wagz.  Wagz offered electronic products such as the Freedom Smart Dog Collar™, a wireless, geo-mapped fence, and wellness system, and apparel and accessories. It also sold its products online.  The Company sold a majority of its interest in Wagz on April 28, 2023, effective as of April 1, 2023.  The Company still owns a 19% interest in Wagz as a passive investment as of April 30, 2024.  However, the Company determined that due to financial uncertainty of Wagz after the Company's sale, the 19% ownership interest was fully reserved as of April 30, 2023.

The Company sold its Elgin, Illinois property in February 2024, and moved all operations from Elgin to Elk Grove Village, Illinois.

**Markets and Customers**

The Company's customers are in the industrial electronics, consumer electronics and medical/life sciences industries.  As of April 30, 2024, the Company had approximately 130 active customers ranging from Fortune 500 companies to small, privately held enterprises.

The following table shows, for the periods indicated, the percentage of net sales to the principal end-user markets the Company serves.

| | | Percent of Net Sales | |
| --- | --- | --- | --- |
| **Markets** | **Typical OEM Application** | **Fiscal 2024%** | **Fiscal 2023%** |
| Industrial Electronics | Clean energy, off road equipment, controls, smart grid connectivity, gaming equipment, IOT connectivity, etc. | 70.4 | 67.0 |
| Consumer Electronics | Appliances, automotive electronics, carbon monoxide detectors, etc. | 22.9 | 26.6 |
| Medical/Life Sciences | Rehabilitation tables, battery packs, dental equipment, sterilizers, dialysis, etc. | 6.7 | 6.4 |
| Total | | 100% | 100% |

For the fiscal year ended April 30, 2024, the Company's largest customer accounted for 13.1% of the Company's net sales.  For the fiscal year ended April 30, 2023, the Company's largest customer accounted for 13.4% of the Company's net sales.

The majority of sales are made to U.S. based customers and denominated in USD.  The following geographic data includes net sales based on the country location of the Company's operation providing the electronic manufacturing service for the year ended April 30, 2024 and 2023:

| Location | Net Sales Fiscal 2024 | Net Sales Fiscal 2023 |
| --- | --- | --- |
| United States | $ 111,520,788 | $ 117,389,877 |
| Mexico | 217,897,991 | 236,938,519 |
| China | 38,363,805 | 48,584,165 |
| Vietnam | 6,101,237 | 11,523,284 |
| Total | $ 373,883,821 | $ 414,435,845 |

As of April 30, 2024, approximately 43% of the total assets of the Company are located in foreign jurisdictions outside the United States, 31% and 10% of the total assets were located in Mexico and China, respectively, and 2% in other foreign locations. As of April 30, 2023, approximately 37% of the total assets were located in foreign jurisdictions, 25% and 10% were located in China and Mexico, respectively, and 2% in other foreign locations.

**Sales and Marketing**

Many of the members of the Company's senior management are actively involved in sales and marketing efforts, and the Company has direct sales employees. The Company also markets its services through independent manufacturers' representative organizations that employ sales personnel in the United States and Canada. Independent manufacturers' representative organizations receive variable commissions based on orders received by the Company and are assigned specific accounts, not territories. In addition, the Company markets itself through its website and tradeshows. Wagz sold its products primarily online.

**Mexico, China, Vietnam and Taiwan Operations**

The Company's subsidiary, Standard Components de Mexico, S.A, a Mexican entity, is located in Acuna, Coahuila, Mexico, a border town across the Rio Grande River from Del Rio, Texas, U.S. and is 155 miles west of San Antonio. Standard Components de Mexico, S.A. was incorporated and commenced operations in 1968 and had 785 employees at April 30, 2024. The Company's subsidiary, AbleMex S.A. de C.V., a Mexican entity, is located in Tijuana, Baja California, Mexico, a border town south of San Diego, California, U.S. AbleMex S.A. de C.V. was incorporated and commenced operations in 2000. The operation had 390 employees at April 30, 2024. The Company's subsidiary, Digital Appliance Controls de Mexico S.A., a Mexican entity, operates in Chihuahua, Chihuahua, Mexico, located approximately 235 miles from El Paso, Texas, U.S. Digital Appliance Controls de Mexico S.A. was incorporated and commenced operations in 1997. The operation had 445 employees at April 30, 2024. The Company believes that one of the key benefits to having operations in Mexico is its access to cost-effective labor resources while having geographic proximity to the United States.

The Company's wholly-owned foreign enterprises, Wujiang SigmaTron Electronics Co., Ltd. and Wujiang SigmaTron Electronic Technology Co., Ltd., are located in Suzhou, China. The Company has entered into an agreement with governmental authorities in the economic development zone of Wujiang, Jiangsu Province, Peoples Republic of China, pursuant to which the Company became the lessee of a parcel of land of approximately 100 Chinese acres. The term of the land lease is 50 years. The Company built a manufacturing plant, office space and dormitories on this site during 2004. In fiscal year 2015, the China facility expanded and added 40,000 square feet in warehouse and manufacturing. The total square footage of the facility is 216,950 and the operation had 316 employees as of April 30, 2024. Both Wujiang SigmaTron Electronics Co., Ltd. and Wujiang SigmaTron Electronic Technology Co., Ltd. operate at this site.

The Company's subsidiary, Spitfire Controls (Cayman) Co. Ltd., owns all of the equity of the subsidiary, Spitfire Controls (Vietnam) Co. Ltd., and does not conduct any other operations. Spitfire Controls (Vietnam) Co. Ltd. is located in Amata Industrial Park, Bien Hoa City, Dong Nai Province, Vietnam, and is 18 miles east of Bien Hoa City. Spitfire Controls (Vietnam) Co. Ltd. was incorporated and commenced operation in 2005 and had 291 employees as of April 30, 2024.

The Company maintains an international procurement office ("IPO") in Taipei, Taiwan which was incorporated in 1991. The total square footage of the office is 4,685 square feet. The Company has an information technology office in Taichung, Taiwan. The total square footage of the office is 1,650 square feet. The Company had 37 employees located in the Taiwan offices as of April 30, 2024.

The Company provides funds for manufacturing services such as salaries, wages, inventory purchases for certain locations, overhead and capital expenditure items as necessary to operate its Mexican, Vietnamese and Chinese subsidiaries and foreign enterprises and the IPO in Taiwan. The Company provides funding in U.S. Dollars, which are exchanged for Pesos, Dong, Renminbi, and New Taiwan dollars. The fluctuation of currencies from time to time, without an equal or greater increase in inflation, could have a material impact on the financial results of the Company. The impact of currency fluctuations for the fiscal year ended April 30,

2024, resulted in net foreign currency transaction losses of $796,315 compared to net foreign currency losses of $892,642 in the prior fiscal year. In fiscal year 2024, the Company paid approximately $60,320,000 to its foreign subsidiaries for manufacturing services. All intercompany balances have been eliminated upon consolidation.

The consolidated financial statements as of April 30, 2024, include the accounts and transactions of SigmaTron, its subsidiaries, Standard Components de Mexico, S.A., AbleMex S.A. de C.V., Digital Appliance Controls de Mexico, S.A. de C.V., Spitfire Controls (Vietnam) Co. Ltd., and Spitfire Controls (Cayman) Co. Ltd., wholly-owned foreign enterprises Wujiang SigmaTron Electronics Co., Ltd. and Wujiang SigmaTron Electronic Technology Co., Ltd., its IPO, SigmaTron International, Inc. Taiwan Branch, and Wagz, Inc. The Company still owns a 19% interest in Wagz as a passive investment as of April 30, 2024. However, the Company determined that due to financial uncertainty of Wagz after the Company's sale, the 19% ownership interest was fully reserved as of April 30, 2023. The functional currency of the Company's foreign subsidiaries operations is the U.S. Dollar. Intercompany transactions are eliminated in the consolidated financial statements.

## Competition

The EMS industry is highly competitive and subject to rapid change. Furthermore, both large and small companies compete in the industry, and many have significantly greater financial resources, more extensive business experience and greater marketing and production capabilities than the Company. The significant competitive factors in this industry include price, quality, service, timeliness, reliability, the ability to source raw components, and manufacturing and technological capabilities. The Company believes it can compete on all of these factors.

## Consolidation

As a result of consolidation and other transactions involving competitors and other companies in the Company's markets, the Company occasionally reviews potential transactions relating to its business, products and technologies. Such transactions could include mergers, acquisitions, strategic alliances, joint ventures, licensing agreements, co-promotion agreements, financing arrangements or other types of transactions. In the future, the Company may choose to enter into these types of or other transactions at any time depending on available sources of financing, and such transactions could have a material impact on the Company's business, financial condition or operations.

## Governmental Regulations

The Company's operations are subject to certain foreign government, U.S. federal, state and local regulatory requirements relating to, among others, environmental, waste management, consumer, labor and health and safety matters. Management believes that the Company's business is operated in compliance with all such regulations, which include European regulations known as Restriction of Hazardous Substances ("RoHS") and Registration, Evaluation, Authorization and Restriction of Chemicals ("REACH"). From time-to-time the Company's customers request REACH required information and certifications on the assemblies the Company manufactures for them. These requests require the Company to gather information from component suppliers to verify the presence and level of mass of any substances of very high concerns ("SVHCs") greater than 0.1% in the assemblies the Company manufactures based on customer specifications. If any SVHCs are present at more than 0.1% of the mass of the item, the specific concentration and mass of the SVHC must be reported to proper authorities by the Company's customer.

## Backlog

The Company relies on binding forecasted orders and purchase orders (firm orders) from its customers to estimate backlog. The Company's backlog of firm orders as of April 30, 2024, and April 30, 2023, was approximately $289,900,000 and $387,350,000, respectively. The Company believes a significant portion of the backlog at April 30, 2024, will ship in fiscal year 2025. Because customers may cancel or reschedule deliveries, backlog may not be a meaningful indicator of future revenue. Variations in the magnitude and duration of contracts, forecasts and purchase orders received by the Company and delivery requirements generally may result in substantial fluctuations in backlog from period to period. The Company believes the

decrease in backlog is largely the result of customers shortening the forecasting period as market conditions and lead times for components have improved.

**Human Capital Resources**

The Company employed approximately 2,750 full-time employees of which approximately 490 were located in the U.S. as of April 30, 2024. There were approximately 240 engaged in engineering or engineering-related services, 2,090 in manufacturing and 420 in administrative functions, including supply chain, accounting, management and sales and marketing.

The Company makes a considerable effort to maintain a qualified and engaged work force. The Company makes a concerted effort to engage its employees and provide opportunities for growth and the Company believes that its employee relations are good. The Company considers the health and safety of its employees a key priority. The Company is committed to removing conditions that may cause personal injury or occupational illness.

SigmaTron has a labor contract with Chemical & Production Workers Union Local No. 30, AFL-CIO, covering the Company's workers in Elk Grove Village, Illinois which expires on November 30, 2024. The Company's Mexican subsidiary, Standard Components de Mexico S.A., has a labor contract with Sindicato De Trabajadores de la Industra Electronica, Similares y Conexos del Estado de Coahuila, C.T.M. covering the Company's workers in Acuna, Mexico which expires on February 1, 2026. The Company's subsidiary located in Tijuana, Mexico has a labor contract with Sindicato Mexico Moderno De Trabajadores De La, Baja California, C.R.O.C. The contract does not have an expiration date. The Company's subsidiary located in Bien Hoa City, Vietnam, has a labor contract with CONG DOAN CO SO CONG TY TNHH Spitfire Controls Vietnam. The contract expires on April 30, 2025.

Since the time the Company commenced operations, it has not experienced any union-related work stoppages.

**Available Information**

The Company's website address is www.sigmatronintl.com. The Company announces material information, including press releases and financial information regarding the Company, through a variety of means, including the Company's website, the Investors subpage of its website (www.sigmatronintl.com/investors/), press releases, filings with the Securities and Exchange Commission (the "SEC") and social media, in order to achieve broad, non-exclusionary distribution of information to the public. The Investors subpage is accessible by clicking on the tab labeled "Investors" on the Company's website home page. The Company also uses these channels to expedite public access to time-critical information regarding the Company in advance of or in lieu of distributing a press release or a filing with the SEC disclosing the same information. Therefore, investors should look to these channels for important and time-critical information. In addition, the Company is subject to the informational requirements of the Exchange Act and files or furnishes reports, proxy statements, and other information with the SEC. Such reports and other information filed by the Company with the SEC are available free of charge on its website when such reports are simultaneously available on the SEC's website at http://www.sec.gov. The Company encourages investors, the media and others interested in the Company to review the information it posts on these various channels, as such information could be deemed to be material information.

The contents of the websites referred to above, including the Company's social media accounts, are not incorporated into this filing. Further, the Company's references to the URLs for these websites are intended to be inactive textual references only.

**Information about our Executive Officers**

| Name | Age | Position |
|------|-----|----------|
| Gary R. Fairhead | 72 | Chief Executive Officer and Chairman of the Board of Directors. Gary R. Fairhead has been the Chief Executive Officer of the Company and a director since November 1993 and Chairman of the Board of Directors of the Company since August 2011. He was also President from November 1993 until October 2021 and then from August 2022 until January 2023. Gary R. Fairhead is the brother of Gregory A. Fairhead. |
| John P. Sheehan | 63 | President since January 2023. Vice President, Director of Supply Chain, and Assistant Secretary from February 1994 until January 2023. |
| James J. Reiman | 61 | Chief Financial Officer, Vice President of Finance, Treasurer and Secretary since November 2021. Corporate Controller at Chroma Color Corporation from August 2019 to October 2021. Corporate Controller at Methode Electronics, Inc. from April 2007 to December 2018. |
| Gregory A. Fairhead | 68 | Executive Vice President and Assistant Secretary. Gregory A. Fairhead has been the Executive Vice President since February 2000 and Assistant Secretary since 1994. Mr. Fairhead was Vice President - Acuna Operations for the Company from November 1993 to February 2000. Gregory A. Fairhead is the brother of Gary R. Fairhead. |
| Rajesh B. Upadhyaya | 69 | Executive Vice President, West Coast Operations since 2005. Mr. Upadhyaya was the Vice President of the Fremont Operations from 2001 until 2005. |
| Hom-Ming Chang | 64 | Vice President, China Operations since 2007. Vice President - Hayward Materials / Test / IT from 2005 - 2007. |

**ITEM 1A. RISK FACTORS**

The following risk factors should be read carefully in connection with evaluating our business and the forward-looking information contained in this Annual Report on Form 10-K. Any of the following risks could materially adversely affect our business, operations, industry or financial position or our future financial performance. While the Company believes it has identified and discussed below the key risk factors affecting its business, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be significant that may adversely affect its business, operations, industry, financial position and financial performance in the future.

*<u>Business and Operational Risks</u>*

**Raw material price increases and supply shortages could adversely affect results.**

The supply of raw materials to the Company and to its component parts suppliers could be interrupted for a variety of reasons, including availability and pricing. In particular, inflation, changes in trade policies, the imposition of duties and tariffs, potential retaliatory countermeasures, public health crises (such as the COVID-19 pandemic), and geopolitical conflicts (including involving Russia, Belarus, or Ukraine, which supply raw materials, such as neon, palladium and nickel, to the semiconductor industry) could adversely impact the price or availability of raw materials. Prices for raw materials necessary for production have fluctuated significantly in the past and the Company is currently experiencing upward pricing pressure on raw materials. Historically, it has been difficult to pass increased prices for components and raw materials through to our customers in the form of price increases. The Company may not be able to pass along increased raw material and components parts prices to its customers in the form of price increases or its ability to do so could be delayed. Significant price increases for components and raw materials could adversely affect the Company's results of operations and operating margins. Consequently, its results of operations and financial condition may be adversely affected.

**The Company experiences variable operating results.**

The Company's results of operations have varied and may continue to fluctuate significantly from period to period, including on a quarterly basis. Consequently, results of operations in any period should not be considered indicative of the results for any future period, and fluctuations in operating results may also result in fluctuations in the price of the Company's common stock.

The Company's quarterly and annual results may vary significantly depending on numerous factors, many of which are beyond the Company's control. Some of these factors include:

- changes in availability and rising component costs
- changes in sales mix to customers
- volume of customer orders relative to capacity
- market demand and acceptance of our customers' products
- price erosion within the EMS marketplace
- capital equipment requirements needed to remain technologically competitive
- volatility in the U.S. and international economic and financial markets

The volume and timing of sales to the Company's customers may vary due to:

- component availability
- variation in demand for the Company's customers' products
- customers' attempts to manage their inventory
- design changes
- acquisitions of or consolidation among customers

**Most of the Company's customers' production schedules are volatile, which makes it difficult to schedule production and achieve maximum efficiency at the Company's manufacturing facilities and manage inventory levels.**

The Company's inability to forecast the level of customer orders with certainty can make it difficult to schedule production and maximize utilization of manufacturing capacity and manage inventory levels. The Company could be required to increase or decrease staffing and more closely manage other expenses in order to meet the anticipated demand of its customers. Orders from the Company's customers could be cancelled or delivery schedules could be deferred or accelerated as a result of changes in our customers' demand, which can put added stress on resources. Sudden decreases in production can lead to excess inventory on hand which may or may not be reimbursed by our customers even when under contract. These and other factors could harm our ability to achieve anticipated levels of profitability and thereby adversely affecting the Company's results of operations in any given period.

**The Company's inventory levels have been adversely impacted by the global supply chain crisis, with an unprecedented impact on working capital requirements.**

The impact of component shortages on sales of finished goods and the resulting increase in inventory levels in prior fiscal years had been unprecedented although inventory levels have decreased significantly during fiscal year 2024. The supply chain uncertainty has significantly lessened during the fiscal year, however there are still certain components that are difficult to obtain on a timely basis. The continued impact of increased inventory levels on working capital requirements materially increases our operating costs and if it continues unabated, could materially and adversely affect our business and results of operations.

**If our manufacturing processes and services do not comply with applicable statutory and regulatory requirements, or if we manufacture products containing design or manufacturing defects, demand for our services may decline and we may be subject to liability claims.**

We provide a broad range of electronic and electromechanical manufacturing related outsourcing solutions and, in some cases, our manufacturing processes and facilities may need to comply with applicable statutory and regulatory requirements. For example, the products we manufacture or design, as well as the facilities and manufacturing processes that we use to produce them are subject to certain foreign government, U.S. federal, state and local regulatory requirements relating to, among others, environmental, waste management, consumer, labor and health and safety matters. In addition, our customers' products and the manufacturing processes that we use to produce them often are highly complex. As a result, products that we manufacture may at times contain manufacturing or design defects, and our manufacturing processes may be subject to errors or not be in compliance with applicable statutory and regulatory requirements. Defects in the products we manufacture or design, whether caused by a design, manufacturing or component failure or error, or deficiencies in our manufacturing processes, may result in delayed shipments to customers or reduced or canceled customer orders. If these defects or deficiencies are significant, our reputation may also be damaged. The failure of the products that we manufacture or our manufacturing processes and facilities to comply with applicable statutory and regulatory requirements may subject us to legal fines or penalties and, in some cases, require us to shut down or incur considerable expense to correct a manufacturing process or facility. If our customers are responsible for the defects, they may not, or may not have resources to, assume responsibility for any costs or liabilities arising from these defects, which could expose us to additional liability claims.

**We have, and may in the future, encounter complications with acquisitions, which could potentially harm our business.**

To integrate acquired businesses, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The integration of acquired businesses may be further complicated by difficulties managing operations in geographically dispersed locations. The integration of acquired businesses may not be successful and could result in disruption by diverting management's attention from the core business. Also, the acquired business's products or services may not be accepted by the market. In addition, the integration of acquired businesses may require that we incur significant restructuring charges or other increases in our expenses and working capital requirements, which reduce our return on invested capital. Acquisitions may involve numerous other risks and challenges

including but not limited to; potential loss of key employees and customers of the acquired companies; the potential for deficiencies in internal controls at acquired companies; lack of experience operating in the geographic market or industry sector of the acquired business; constraints on available liquidity, and exposure to unanticipated liabilities of acquired companies. These and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our consolidated business and operating results.

**We are subject to increased regulatory compliance costs associated with climate change and to the potential impacts of severe weather events.**

The increasing worldwide attention on climate change has led to evolving stakeholder and societal expectations on companies. In the U.S., changes in climate disclosure requirements and environmental regulations could subject the Company to additional restrictions, costs, or obligations, both directly as we face new environmental and reporting requirements, and indirectly as increased costs are realized in our supply chain.

The Company's manufacturing facilities and real property are subject to extensive and changing federal, state, local, and foreign environmental laws and regulations, including those relating to discharges in air, water, and land, the handling and disposal of solid and hazardous waste, the use of certain hazardous materials in the production of select products, and the remediation of contamination associated with releases of hazardous substances. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures, some of which could be material.

Environmental regulations or changes in the supply, demand, or available sources of energy, water, or other resources may affect the availability or cost of goods and services, including raw goods and natural resources necessary to run our business. Increases in the cost of energy in particular could reduce our profitability. Given the political significance and uncertainty around these issues, we cannot predict how climate change, and the legal and regulatory initiatives related to climate change, will affect our operations and financial condition.

*Market Risks*

**Adverse market conditions could reduce our future sales and earnings per share.**

Uncertainty over the erosion of global consumer confidence amidst concerns about volatile energy costs, geopolitical issues, the availability and cost of credit, declining asset values, inflation, unemployment, and the stability and solvency of financial institutions, financial markets, businesses, and sovereign nations has slowed global economic growth. The economic recovery of recent years is fragile. The Company's sales and gross margins depend significantly on market demand for its customers' products. The uncertainty in the U.S. and international economic and political environments could result in a decline in demand for our customers' products in any industry and the duration of the decline is unpredictable. Further, any adverse changes in tax rates and laws or trade policies affecting our customers could result in decreasing gross margins. Any of these potential negative economic conditions may reduce demand for the Company's customers' products and adversely affect the Company's sales. Consequently, the Company's past operating results, earnings and cash flows may not be indicative of the Company's future operating results, earnings and cash flows. Even a short-term decline in sales could create financial pressures on the Company's performance and exacerbate other risk factors discussed in this Annual Report on Form 10-K.

**Persistent inflation could have a material adverse impact on our business, operating results and financial condition.**

Inflation has risen globally and has remained persistently at levels not experienced in years. Inflation directly and indirectly increases the costs of operating expenses such as fuel, energy, transportation, materials, and labor. We may not be able to increase our product prices enough to offset these increased costs, and any increase in our product prices may reduce our future customer orders and profitability. Inflation further erodes consumer confidence, and may negatively impact the market for our customers' products. Persistent inflation could exacerbate other risk factors discussed in this Annual Report on Form 10-K.

**Our customers have competitive challenges, that could include decreasing demand from their customers, rapid technological changes, and pricing pressures, which could adversely affect their business and the Company's business.**

Factors affecting the industries that utilize our customers' products could negatively impact our customers and the Company.  These factors include:

- recessionary periods in our customers' markets
- increased competition among our customers and their competitors
- the inability of our customers to develop and market their products
- the inability of our customers to obtain all necessary material to manufacture their products
- the potential that our customers' products become obsolete
- our customers' inability to react to rapidly changing technology

Any such factor or a combination of factors could negatively impact our customers' need for or ability to pay for our products, which could, in turn, affect the Company's results of operations.

**Our exposure to financially troubled customers or suppliers may adversely affect the Company's financial results.**

On occasion, we provide services to customers and rely upon suppliers that have in the past and may in the future experience financial difficulty.  If any of the Company's customers have financial difficulties, the Company could encounter delays or defaults in the payment of amounts owed for accounts receivable and inventory obligations.  Additionally, if our suppliers experience financial difficulties, we could have difficulty sourcing raw material in the amounts and at the times necessary for production requirements. These risks may be heightened by the effects of recent economic volatility.   Any financially troubled customer or supplier could have a significant adverse impact on the Company's results of operations and financial condition.

**The Company's customer base is concentrated.**

Sales to the Company's five largest customers accounted for 49.2% and 47.4% of net sales for the fiscal years ended April 30, 2024, and April 30, 2023, respectively.  For the fiscal year ended April 30, 2024, the Company's largest customer accounted for 13.1% of the Company's net sales and 4.6% of accounts receivable.  For the fiscal year ended April 30, 2023, the Company's largest customer accounted for 13.4% of the Company's net sales and 6.8% of accounts receivable.  Significant reductions in sales to any of the Company's major customers or the loss of a major customer could have a material impact on the Company's operations.  If the Company cannot replace cancelled or reduced orders, sales will decline, which could have a material adverse impact on the results of operations.  There can be no assurance that the Company will retain any or all of its largest customers.  This risk may be further complicated by pricing pressures and intense competition prevalent in our industry.

**The Company faces intense industry competition and downward pricing pressures.**

The EMS industry is highly fragmented and characterized by intense competition.  Many of the Company's competitors have greater experience, as well as greater manufacturing, purchasing, marketing and financial resources than the Company.  Competition from existing or potential new competitors may have a material adverse impact on the Company's business, financial condition or results of operations.  The introduction of lower priced competitive products, significant price reductions by the Company's competitors or significant pricing pressures from its customers could adversely affect the Company's business, financial condition, and results of operations.

**Customer relationships with start-up companies present more risk.**

A small portion of the Company's current customer base is comprised of start-up companies.  Customer relationships with start-up companies may present heightened risk due to the lack of product history.  Slow market acceptance of their products could result in demand fluctuations causing inventory levels to rise.  Further, the current economic environment could make it difficult for such emerging companies to obtain

additional funding. This may result in additional credit risk including, but not limited to, the collection of trade account receivables and payment for their inventory. If the Company does not have adequate allowances recorded, the results of operations may be negatively affected.

### *International Operations Risks*

**The Company has significant foreign operations that may pose additional risks.**

The Company manufactures product in facilities located in Mexico, China, Vietnam and the United States. These operations may be subject to a number of risks, including:

- the political climate and relations with the United States, including the impact of trade wars, tariffs and trade barriers (including quotas)
- political and economic instability (including acts of terrorism, territorial disputes, pandemics, civil unrest, forms of violence, and outbreaks of war), which could impact our ability to ship, manufacture, or receive product
- the instability of the foreign economies
- burdens of complying with a wide variety of foreign laws and labor practices
- unexpected changes in regulatory requirements and laws
- potentially adverse tax consequences, including changes in tax rates and the manner in which multinational companies are taxed in the United States and other countries
- foreign labor practices, including difficulties in staffing, turnover and managing onshore and offshore operations
- export duties and import controls
- legal authority of the Company to operate and expand its business in foreign countries
- impact of physical and operational risks from natural disasters, severe weather events, and climate change

The Company obtains many of its materials and components through its IPO in Taipei, Taiwan. The Company's access to these materials and components is dependent on the continued viability of its Asian suppliers.

Approximately 43% of the total assets of the Company are located in foreign jurisdictions outside the United States as of April 30, 2024; 31% and 10% of the total assets were located in Mexico and China, respectively, and 2% in other foreign locations. As of April 30, 2023, approximately 37% of the total assets were located in foreign jurisdictions; 25% and 10% were located in China and Mexico, respectively and 2% in other foreign locations.

**There is a risk of fluctuation of various currencies integral to the Company's operations.**

The Company purchases some of its material components and funds some of its operations in foreign currencies. From time to time the currencies fluctuate against the U.S. Dollar. Such fluctuations could have a material impact on the Company's results of operations and performance. During the past two fiscal years, the U.S. Dollar has weakened against the Mexican Peso and Chinese Renminbi, resulting in net currency translation losses of $796,315 and $892,642 for the fiscal year ended April 30, 2024 and April 30, 2023, respectively. These fluctuations are expected to continue and could have a negative impact on the Company's results of operations. The Company has not, and does not expect to, utilize derivatives or hedge foreign currencies to reduce the risk of such fluctuations.

**Unanticipated changes in our tax position, the adoption of new tax legislation or exposure to additional tax liabilities could adversely affect our financial results.**

We base our tax position upon our understanding of the current tax laws of the various countries in which we have assets or conduct activities. Our tax position, however, is subject to review and possible challenge by taxing authorities and to possible changes in law. We cannot determine in advance the extent to which some jurisdictions may assess additional tax or interest and penalties on such additional taxes. Given the scope of our international operations and our international tax arrangements, changes to the manner in which U.S. based

multinational companies are taxed in the U.S. could have a material impact on our financial results and competitiveness. Based on current and future tax policy in Washington D.C., our effective tax rates and overall cash taxes may change in the future and could have an impact on our financial results.

**Although forgiven, the Company's Paycheck Protection Program Loan ("PPP Loan") remains subject to audit.**

On April 23, 2020, the Company received a $6,282,973 PPP Loan under the CARES Act, which it used to retain current U.S. employees, maintain payroll and make lease and utility payments. The PPP Loan was forgiven on July 9, 2021. However, due to the size of the PPP Loan, it is subject to audit by the SBA for up to six years after forgiveness. While the Company believes that it satisfied all eligibility criteria for the PPP Loan, there is a risk that on audit, the Company will be determined to have been ineligible to receive the PPP Loan. In that case, the Company could be required to repay the PPP Loan in a lump sum and be subject to additional penalties and interest and adverse publicity and damage to the Company's reputation. If these events were to transpire, they could have a material adverse effect on the Company's business, results of operations and financial condition.

*Financing and Capital Risks*

**If we fail to comply with our credit agreements in future periods, we may be unable to secure any required waivers or amendments from the lenders and repayment obligations on our outstanding indebtedness may be accelerated.**

Our credit agreements contain numerous financial and operating covenants with which we must comply. In August 2024, the Company was able to negotiate amendments and waivers with both J.P. Morgan Chase and TCW Asset Management Company, lenders of our revolving and term loan facilities, respectively, as a result of our failure to maintain certain covenants as of April 30, 2024 and during the first quarter of fiscal year 2025. However, even as amended, the covenants impose tight parameters under which our financial performance is measured and has increased the Company's costs. Our continued compliance with our obligations in general and these financial covenants in particular is dependent on our financial results, which are subject to fluctuation as described elsewhere in the risk factors discussed in this Annual Report on Form 10-K. If we fail to comply with the covenants in the future and if our lenders do not agree to waive any future non-compliance, we may be unable to borrow funds and any outstanding indebtedness could become immediately due and payable, which could materially harm our business.

**The Company's current credit facilities may become unavailable.**

We cannot be certain that we will be able to again amend the revolving and term loan credit facilities or revise covenants, if necessary, to accommodate changes or developments in our business and operations. Our ability to meet any current or future financing covenants will largely depend on our financial performance, which in turn will be subject to general economic conditions and financial, business and other factors. The cessation of any of our current credit facilities could cause a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, it is possible that counterparties to the receivables factoring programs in which we participate may not be willing or able to meet their obligations, either due to instability in the global financial markets or otherwise, which could, among other impacts, increase the duration of our cash collection cycle.

**We may fail to secure or maintain necessary additional financing or capital.**

If the current credit facilities are not adequate to finance our business and manage the financial impact of current economic challenges, we may seek to raise additional capital by issuing additional equity, modifying our existing or obtaining new credit facilities, or through a combination of these methods. Our ability to issue additional common stock, other equity securities or debt securities may be hampered by any actual or perceived weakness or volatility in our stock price. Any such securities also likely will be dilutive to stockholders' ownership interests. We may not be able to obtain capital when we want or need it, or on satisfactory terms. The failure to have access to sufficient capital could adversely materially affect the Company's business, results of operations and financial condition.

**Increasing interest rates for our borrowings could adversely affect our results of operations.**

The Company pays interest on outstanding borrowings under its secured credit facilities and certain other long-term debt obligations at interest rates that fluctuate. In recent months, persistent global inflation and other factors have resulted in a substantial increase in interest rates, and future borrowing costs may rise further. The amendments to the revolving and term loan facilities increased interest and fees owed to the lenders. Adverse changes in the Company's interest rates could have a material adverse effect on its financial condition and results of operations.

**The price of the Company's stock is volatile.**

The price of the Company's common stock historically has experienced significant volatility due to fluctuations in the Company's revenue and earnings, other factors relating to the Company's operations, the market's changing expectations for the Company's growth, overall equity market conditions and other factors unrelated to the Company's operations. In addition, the limited float of the Company's common stock also affects the volatility of the Company's common stock. Such fluctuations are expected to continue in the future.

*Regulatory and Legal Risks*

**Changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences, may have a material adverse impact on our business and results of operations.**

The U.S. government has indicated its intent to adopt a new approach to trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. It has also initiated tariffs on certain foreign goods, including raw materials utilized by the Company. Changes in U.S. trade policy could result in one or more of the U.S.' trading partners adopting responsive trade policy making it more difficult or costly for the Company to import components from those countries. This in turn could require us to increase prices to our customers which may reduce demand, or, if we are unable to increase prices, result in a lower margin on products sold.

China has imposed tariffs on U.S. products in retaliation for U.S. tariffs. Additional tariffs could be imposed by China in response to proposed increased tariffs on products imported from China. There is also a concern that the imposition of additional tariffs by the United States could result in the adoption of additional tariffs by other countries. The resulting trade war could have a significant adverse effect on world trade and the world economy. To the extent that trade tariffs and other restrictions imposed by the United States increase the price of or limit the amount of certain raw materials utilized by the Company imported into the United States, the costs of our raw materials may be adversely affected and the demand from our customers for products and services may be diminished, which could adversely affect our revenues and profitability.

We cannot predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact demand for our products, our costs, our customers, our suppliers, and the U.S. economy, which in turn could adversely impact our business, financial condition and results of operations.

**Changes in securities laws and regulations may increase the Company's compliance efforts and costs.**

The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and listing requirements subsequently adopted by Nasdaq in response to Sarbanes-Oxley, have required changes in corporate governance practices, internal control policies and securities disclosure and compliance practices of public companies. More recently the Dodd-Frank Act has required changes to our corporate governance, compliance practices and securities disclosures, increasing the Company's disclosure requirements. Regulations adopted (and in certain cases subsequently stayed due to ongoing legal challenges) by the SEC mandating new disclosures of environmental, social and governance information, including climate-related risks, targets and goals and their financial impact, could become effective in the future. Compliance with these rules has increased our legal, financial and accounting costs, and those costs will increase if additional requirements are imposed. These legal developments may result in the Company having difficulty in attracting

and retaining qualified directors or officers. The Company's failure to comply with present or future regulations could result in the SEC or Nasdaq levying sanctions against the Company or even moving to delist its stock. Such consequences, as well as compliance costs, could have a material impact on the Company's business, financial condition and results of operations.

**Conflict Minerals regulations may cause the Company to incur additional expenses and could increase the cost of components contained in its products and adversely affect its inventory supply chain.**

The Dodd-Frank Act, and the rules promulgated by the SEC thereunder, require the Company to attempt to determine and report annually whether any Conflict Minerals contained in our products originated from the DRC or an adjoining country. The Dodd-Frank Act and these rules could affect our ability to source components that contain Conflict Minerals at acceptable prices and could impact the availability of Conflict Minerals, since there may be only a limited number of suppliers of conflict-free Conflict Minerals. Our customers may require that our products contain only conflict-free Conflict Minerals, and our revenues and margins may be negatively impacted if we are unable to meet this requirement at a reasonable price or are unable to pass through any increased costs associated with meeting this requirement. Additionally, the Company may suffer reputational harm with our customers and other stakeholders if our products are not conflict-free. The Company could incur significant costs in the event we are unable to manufacture products that contain only conflict-free Conflict Minerals or to the extent that we are required to make changes to products, processes, or sources of supply due to the foregoing requirements or pressures.

**The Company's operations are subject to numerous other regulations and failure to comply with all applicable regulations could subject the Company to liability.**

The Company is subject to a variety of regulations, including environmental regulation of the use, storage, discharge and disposal of hazardous chemicals used during its manufacturing process; disclosures relating to cancer-causing substances in drinking water as required under California Proposition 65; and compliance with the European Union's requirements relating to certain chemical and hazardous substances including under the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) Act and the Restriction of Hazardous Substances (RoHS-2) Directive. To date, the cost to the Company of such compliance has not had a material impact on the Company's business, financial condition or results of operations. However, federal, state and local legislation and regulation are constantly evolving. Further, increased public awareness and concern regarding environmental risks, including global climate change, may result in more international, federal, state or local requirements or industry standards to reduce or mitigate climate change and other environmental risks. The Company cannot predict the nature, scope or effect of regulatory legislation or requirements that could be imposed or how existing or future laws or regulations will be administered or interpreted. Any failure by the Company to comply with present or future regulations, whether as a result of human error, equipment failure or other causes, could subject it to future liabilities to customers or governmental agencies, the suspension of production, increased costs or reputational harm with our customers and other stakeholders. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could require substantial expenditures by the Company and could have a material impact on the Company's business, financial condition and results of operations.

**Any litigation, even where a claim is without merit, could result in substantial costs and diversion of resources.**

In the past, the Company has been notified of claims relating to various matters including contractual matters, product liability, labor issues or other matters arising in the ordinary course of business. In the event of any such claim, the Company may be required to spend a significant amount of money and resources, even where the claim is without merit or covered by insurance. Accordingly, the resolution of such disputes, even those encountered in the ordinary course of business, could have a material adverse effect on the Company's business, consolidated financial conditions and results of operations.

**Failure to protect our intellectual property could undermine our competitive position.**

Competing effectively depends, to a significant extent, on maintaining the proprietary nature of our intellectual property. We attempt to protect our intellectual property rights worldwide through a combination of keeping our

proprietary information secret and utilizing trademark, copyright, and trade secret laws. Because of the differences in foreign laws concerning proprietary rights, our intellectual property rights do not generally receive the same degree of protection in foreign countries as they do in the United States, and therefore, in some parts of the world, we have limited protections, if any, for our intellectual property. If we are unable to adequately protect our intellectual property embodied in our solutions, designs, processes and manufacturing, the competitive advantages of our proprietary technology could be reduced or eliminated, which would harm our business and could have a material adverse effect on our results of operations and financial position.

### *Technology Risks*

**It is increasingly difficult to protect the Company's Information Technology ("IT") systems.**

With the increased use of technologies to conduct business, a company is susceptible to operational, information security and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyberattacks include gaining unauthorized access to digital systems (e.g., through "hacking" or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption (e.g., ransomware attacks). Cyberattacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Cyber incidents affecting the Company or its service providers have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with the Company's ability to conduct business in the ordinary course, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, additional compliance costs and, in extreme cases, have caused companies to cease doing business. Cyber events also can affect counterparties or entities with which the Company does business, governmental and other regulatory authorities, banks, insurance companies and other financial institutions, among others. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While the Company has established risk management systems designed to prevent such cyber incidents, there are inherent limitations in such systems including the possibility that the Company has not prepared for certain risks that have not been or are not possible to have been identified. Further, the Company may have limited ability to influence, and cannot control, the cyber security plans and systems put in place by its service providers or any other third parties whose operations may affect the Company. The Company could be negatively impacted as a result.

**If the security of the Company's IT systems is breached or otherwise subjected to unauthorized access, the Company's reputation may be severely harmed and it may be exposed to liability.**

The Company's IT systems store confidential information which includes its financial information, its customers' proprietary information, product information, supplier information, and other critical data. Any accidental or willful security breach or other unauthorized access could expose the Company to liability for the loss of such information, adverse regulatory action by federal, state and local governments, time-consuming and expensive litigation and other possible liabilities as well as negative publicity, which could severely damage the Company's reputation. If security measures are breached because of third-party action, employee action or error, malfeasance or otherwise, or if design flaws in its software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of the Company's customer data, its relationships with its customers may be severely damaged, and the Company could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, the Company and its third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventive measures. In addition, many states have enacted laws requiring companies to notify customers of data security breaches involving their data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause the Company's customers to lose confidence in the effectiveness of its data security measures. Any security breach whether actual or perceived, could harm the Company's reputation, could cause it to lose customers and may negatively impact its ability to acquire new customers.

**The Company and its customers may be unable to keep current with the industry's technological changes.**

The market for the Company's manufacturing services is characterized by rapidly changing technology and continuing product development.  The future success of the Company's business will depend in large part upon our customers' ability to maintain and enhance their technological capabilities, and our ability to develop and market manufacturing services which meet changing customer needs and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis.

*Human Capital Risks*

**The Company depends on management and skilled personnel.**

The Company depends significantly on its Chief Executive Officer and Chairman of the Board, President and other executive officers.  The Company's employees generally are not bound by employment agreements and the Company cannot assure that it will retain its executive officers or skilled personnel.  The loss of the services of any of these key employees could have a material impact on the Company's business and results of operations.  In addition, due to significant competition in the labor market, continued growth and expansion of the Company's EMS business will require that the Company attract, motivate and retain additional skilled and experienced personnel.  The Company's future growth depends on the contributions and abilities of key executives and skilled, experienced employees. The Company's future growth also depends on its ability to recruit and retain high-quality employees. A failure to obtain or retain the number of skilled employees necessary to support the Company's efforts, a loss of key employees or a significant shortage of skilled, experienced employees could jeopardize its ability to meet its growth targets.

**Favorable labor relations are important to the Company, and failures to comply with domestic or international employment laws could result in significant damages.**

The Company currently has labor union contracts with its employees constituting approximately 46% and 48% of its workforce for fiscal years 2024 and 2023, respectively.  Although the Company believes its labor relations are good, any labor disruptions, whether union-related or otherwise, could significantly impair the Company's business, substantially increase the Company's costs or otherwise have a material impact on the Company's results of operations.  The Company is also subject to a variety of domestic and foreign employment laws, including those related to safety, wages, discrimination, harassment, organizing, employee privacy and severance.  Allegations of violations of these laws could result in defense costs, damages, settlements and fines, which could have a material impact on the Company's results of operations.

*Accounting Risks*

**The Company has intangible assets, and future impairment of these assets could have a material adverse impact on the Company's financial results.**

The Company has recorded identifiable intangible assets on its balance sheet as a result of operations and acquisitions. A number of factors may result in impairments to intangible assets, including significant negative industry or economic trends, disruptions to our business, increased competition and significant changes in the use of the assets. For example, we concluded that our goodwill and long-lived assets as of April 30, 2023 were impaired and recorded asset impairment charges equal to a total of $23,096,771, which adversely impacted our results of operations.  See Note F – Disposition, for a discussion related to impairment testing of goodwill and intangible assets for the year ended April 30, 2023. Any additional impairment charges could adversely affect the Company's financial condition or results of operations in the periods recognized.

**Inadequate internal control over financial reporting could result in a reduction in the value of our common stock.**

If the Company identifies and reports a material weakness in its internal control over financial reporting, stockholders and the Company's lenders could lose confidence in the reliability of the Company's financial

statements.  This could have a material adverse impact on the value of the Company's stock and the Company's liquidity.

**Disclosure and internal controls may not detect all errors or fraud.**

The Company's disclosure controls and internal controls can provide only reasonable assurance that the procedures will meet the control objectives.  Controls are limited in their effectiveness by human error, including faulty judgments in decision-making.  Further, controls can be circumvented by collusion of two or more people or by management override of controls.  Therefore, the Company's management, including the Chief Executive Officer and Chief Financial Officer, cannot conclude with certainty that the Company's disclosure controls and internal controls will prevent all errors and all fraud.

**Changes in financial accounting standards may affect our reported financial condition or results of operations as well as increase costs related to implementation of new standards and modifications to internal controls.**

Our consolidated financial statements are prepared in conformity with accounting standards generally accepted in the United States, or U.S. GAAP. These principles are subject to amendments made primarily by the Financial Accounting Standards Board (FASB) and the SEC. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions which are completed before a change is announced. Changes to accounting rules or challenges to our interpretation or application of the rules by regulators may have a material adverse effect on our reported financial results or on the way we conduct business.

## ITEM 1B.  UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C. CYBERSECURITY

### Risk Management and Strategy

The Company is committed to incorporating industry best practices in its cybersecurity program.  Its Information Security Management System (ISMS), which the Company uses in the identification of cybersecurity risks and their classification and evaluation, is based on the National Institute Standards and Technology (NIST) framework and International Organization for Standardization (ISO) standards.  The Company invests considerable resources in its information systems and personnel to safeguard its operations.  It also regularly engages with external security consultants and auditors to validate its overall cybersecurity and risk management posture.

Key elements of the Company's cybersecurity program are a formal Risk Management Strategy within ISMS, which is based on the ISO 27001 framework, and an Incident Response Plan, which establishes the process for the Company to identify, assess, mitigate, and remediate risks from cybersecurity events and incidents, including internal notification, breach reporting, and external communications protocols for material incidents. The Company responds to risks in a prioritized fashion. Remediation priority considers the risk likelihood and impact, cost, work effort, and availability of resources.

The Company has a formal third-party management policy that is incorporated into the overall ISMS. It includes procedures to identify, document, and address potential risks posed by third-party service providers of business-critical information systems owned or used by the Company ("Providers"). The Company assesses all Providers and will take additional steps to assess risk from Providers without an industry standard cybersecurity certification. The Company monitors the security posture of all Providers and reviews each Provider's security and service delivery performance at least annually.

In addition, the Company has adopted company-wide policies and procedures and conducts periodic employee training on a range of matters with cybersecurity risk management implications, including information security and acceptable use of technology policies.

As of the date hereof, the Company is not aware of any material risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company or its business strategy, results of operations, or financial condition. Nevertheless, there is no guaranty that the Company will not experience a cybersecurity threat or that the Company will successfully address an incident in the future. Also, notwithstanding the Company's vigilance, a cybersecurity incident at one of its suppliers or customers could materially adversely impact the Company. See Item 1A "Risk Factors – Technology Risks" for a discussion of cybersecurity risks.

**Governance**

The Board of Directors, directly and through the Audit Committee, actively engages in reviews of cybersecurity risks. The full Board of Directors meets with the Company's Vice President of Information Technology and Director of IT Infrastructure and Security at each of the Board's regularly scheduled meetings to discuss the Company's cybersecurity posture, including malicious activity experiences and vulnerabilities for potentially material cybersecurity threats and incidents. The results of disaster recovery exercises, penetration testing, and other external audits are also presented to the Board. The Audit Committee is responsible to review and evaluate the Company's cybersecurity and other information technology controls and procedures, including the Company's plans to mitigate cybersecurity risks and to respond to threats. In addition to being represented on the oversight committee under the Incident Response Plan, the Audit Committee meets regularly with the Company's information technology leadership team and reviews with them any specific cybersecurity issues that could affect the adequacy of the Company's internal and disclosure controls.

The Company's information technology team is primarily responsible to manage the Company's information systems and assess and address all cybersecurity events that are internally detected or externally reported. Communication among Company personnel, including members of upper management when appropriate, is a high priority. An escalation process is in place under the Incident Response Plan to manage cybersecurity events depending on the severity of the risk of information system exploitation. Incidents of critical severity require immediate notice to members of an oversight committee comprised of upper executive and information technology officers, a member of the Audit Committee, and corporate counsel for evaluation and appropriate response. Incidents of medium or low severity are assigned to the appropriate personnel for response, mitigation and remediation.

The Company's information technology team is led by the Vice President of Information Technology. He has overall responsibility for developing, implementing, and maintaining the Company's technology strategy, systems, and operations. The current Vice President of Information Technology has been employed in the Company's information technology department for 10 years, previously as a Director of IT Development and a Business Analyst. He has a Master of Science in Information Systems Degree from DePaul University of Chicago. The leadership team also includes our Director of IT Infrastructure and Security, who is responsible for managing the Company's cybersecurity strategy, including management of firewalls, identity and access management, endpoint protection, and backups. The current Director of IT Infrastructure and Security has been employed in the Company's information technology department for 12 years, previously as a Technician and Network Administrator. He has a Master of Science in Information Management Degree from the University of Illinois.

**ITEM 2. PROPERTIES**

The Company's EMS business is operated through its manufacturing facilities located in Elk Grove Village, Illinois U.S., Union City, California U.S.; Acuna, Coahuila, Mexico, Chihuahua, Chihuahua, Mexico and Tijuana, Baja California, Mexico; Bien Hoa City, Dong Nai Province, Vietnam and Suzhou, Jiangsu Province, China. In addition, the Company maintains an IPO in Taipei, Taiwan. The Company provides design services in Elk Grove Village, Illinois, U.S. The Company has an information technology office in Taichung, Taiwan.

Certain information about the Company's manufacturing, warehouse, purchasing and design facilities is set forth below:

| Location | Square Feet | Services Offered | Owned/Leased |
|---|---|---|---|
| Suzhou, China | 216,950 | Electronic and electromechanical manufacturing solutions | *<br>*** |
| Acuna, Mexico | 128,440 | Electronic and electromechanical manufacturing solutions | Owned<br>** |
| Elk Grove Village, IL | 124,300 | Corporate headquarters, electronic and electromechanical manufacturing solutions and warehousing | Owned |
| Chihuahua, Mexico | 121,000 | Electronic and electromechanical manufacturing solutions | Leased |
| Union City, CA | 117,000 | Electronic and electromechanical manufacturing solutions | Leased |
| Tijuana, Mexico | 112,100 | Electronic and electromechanical manufacturing solutions | Leased |
| San Diego, CA | 30,240 | Warehousing and distribution | Leased |
| Del Rio, TX | 30,000 | Warehousing and distribution | Leased |
| Del Rio, TX | 28,000 | Warehousing and distribution | Owned |
| Bien Hoa City, Vietnam | 24,475 | Electronic and electromechanical manufacturing solutions | Leased |
| El Paso, TX | 18,200 | Warehousing and distribution | Leased |
| Del Rio, TX | 16,000 | Warehousing and distribution | Leased |
| Taipei, Taiwan | 4,685 | International procurement office | Leased |
| Taichung, Taiwan | 1,650 | Information technology office | Leased |

*The Company's Suzhou, China buildings are owned by the Company and the land is leased from the Chinese government for a 50 year term ending on July 15, 2053.

**A portion of the facility is leased and the Company has an option to purchase it.

***Total square footage includes 70,000 square feet of dormitories.

The Union City and San Diego, California, U.S., Tijuana, Baja California and Chihuahua, Chihuahua Mexico, Bien Hoa City, Dong Nai Province, Vietnam, and Del Rio and El Paso, Texas, U.S. properties are occupied pursuant to leases of the premises. The lease agreement for the El Paso, Texas, U.S. property expires January 2030. The lease agreement for the Del Rio, Texas, U.S. property expires November 2025. The lease agreement for the San Diego, California, U.S. property expires December 2034. The lease agreement for the Union City, California, U.S. property expires June 2026. The Chihuahua, Mexico lease expires April 2026. The Tijuana, Baja California, Mexico lease expires November 2029. The lease agreement for the Bien Hoa City, Dong Nai Province, Vietnam property expires June 2025. The Company's manufacturing facilities located in Acuna, Coahuila, Mexico, and Elk Grove Village, Illinois, U.S., are owned by the Company, except for a portion of the facility in Acuna, Coahuila, Mexico. The Company has an option to buy the leased portion of the facility in Acuna, Coahuila, Mexico. The property in Elk Grove Village, Illinois is financed under the Term Loan Agreement and the Del Rio, Texas, U.S. is financed under a separate mortgage loan agreement. The Company leases the IPO office in Taipei, Taiwan to coordinate southeast Asia purchasing and logistics activities. The Company leases the information technology office in Taichung, Taiwan. The Company believes its current facilities are adequate to meet its current needs. In addition, the Company believes it can find alternative facilities to meet its needs in the future, if required.

## ITEM 3.  LEGAL PROCEEDINGS

From time to time the Company is involved in legal proceedings, claims or investigations that are incidental to the conduct of the Company's business. In future periods, the Company could be subjected to cash cost or non-cash charges to earnings if any of these matters are resolved on unfavorable terms. However, although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information, including management's assessment of the merits of any particular claim, the Company does not expect that these legal proceedings or claims will have any material adverse impact on its future consolidated financial position or results of operations. See Note R – Litigation, for more information.

## ITEM 4.  MINE SAFETY DISCLOSURES

Not applicable.

## PART II

## ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

**Market Information**

The Company's common stock is traded on the Nasdaq Capital Market under the symbol SGMA.

**Holders and Dividends**

As of August 9, 2024, there were approximately 60 holders of record of the Company's common stock, which does not include stockholders whose stock is held through securities position listings. The Company estimates there to be approximately 3,200 beneficial owners of the Company's common stock. As a result of our credit agreements, we are subject to restrictions on our ability to declare or pay dividends in cash or stock. We have not paid a cash dividend and do not anticipate payment of dividends in the foreseeable future.

**Equity Compensation Plan Information**
The information required by this item concerning securities authorized for issuance under equity compensation plans is incorporated by reference to Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Share Owner Matters of Part III.

**ITEM 6. RESERVED**

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

In addition to historical financial information, this discussion of the business of the Company and other Items in this Annual Report on Form 10-K contain forward-looking statements concerning the Company's business or results of operations. See "Item 1. Business—Cautionary Note" for a discussion of these forward-looking statements and the associated risks and uncertainties.

**Overview**

The Company currently operates in one reportable segment as an independent provider of electronic manufacturing services ("EMS") and provides manufacturing and assembly services ranging from the assembly of individual components to the assembly and testing of box-build electronic products. The Company has the ability to produce assemblies requiring mechanical as well as electronic capabilities. This includes printed circuit board assemblies, electro-mechanical subassemblies and completely assembled (box-build) electronic products.

The Company relies on numerous third-party suppliers for components used in the Company's production process. Certain of these components are available only from single-sources or a limited number of suppliers. In addition, a customer's specifications may require the Company to obtain components from a single-source or a small number of suppliers. The loss of any such suppliers could have a material impact on the Company's results of operations. Further, the Company could operate at a cost disadvantage compared to competitors who have greater direct buying power from suppliers. The Company does not enter into long-term purchase agreements with major or single-source suppliers. The Company believes that short-term purchase orders with its suppliers provides flexibility, given that the Company's orders are based on the changing needs of its customers.

In connection with the production of assembled products, the Company provides services to its customers, including (1) automatic and manual assembly and testing of products; (2) material sourcing and procurement; (3) manufacturing and test engineering support; (4) design services; (5) warehousing and distribution services; (6) assistance in obtaining product approval from governmental and other regulatory bodies and (7) compliance reporting. The Company provides these manufacturing services through an international network of facilities located in the United States, Mexico, China, Vietnam and Taiwan.

Prior to April 1, 2023, the Company operated in two reportable segments as an independent provider of EMS, and as a provider of products to the Pet Tech market. A majority of the Pet Tech Segment was sold on April 28, 2023, effective as of April 1, 2023, and following such date, the Company operates in one reportable segment, the EMS segment. The Pet Tech reportable segment offered electronic products such as the Freedom Smart Dog Collar™, a wireless, geo-mapped fence, and wellness system, and apparel and accessories.

Sales can be a misleading indicator of the Company's financial performance. Sales levels can vary considerably among customers and products depending on the type of services (turnkey versus consignment) rendered by the Company and the demand by customers. Consignment orders require the Company to perform manufacturing services on components and other materials supplied by a customer, and the Company charges only for its labor, overhead and manufacturing costs, plus a profit. In the case of turnkey orders, the Company provides, in addition to manufacturing services, the components and other materials used in assembly. Turnkey contracts, in general, have a higher dollar volume of sales for each given assembly, owing to inclusion of the cost of components and other materials in net sales and cost of goods sold. Variations in the number of turnkey orders compared to consignment orders can lead to significant fluctuations in the Company's revenue and gross margin levels. Consignment orders which require the Company to perform manufacturing services on components and other materials supplied by a customer accounted for less than 1% of the Company's revenues for each of the fiscal years ended April 30, 2024 and April 30, 2023.

The Company's international footprint provides our customers with flexibility within the Company to manufacture in China, Mexico, Vietnam or the U.S. We believe this strategy will continue to serve the Company well as its customers continuously evaluate their supply chain strategies.

**Factors Affecting Results**

**Supply Chain Component Shortages.** Despite supply chain component shortages improving in fiscal 2024, the Company's business, results of operations, and financial condition continue to be adversely affected by certain supply chain issues due to world-wide component shortages. The Company anticipates continuing improvement in supply chain predictability in fiscal 2025.

**Impairment of Goodwill and Long-Lived Assets.** During the third quarter of fiscal 2023, the Company determined its goodwill and long-lived asset group related to the Wagz acquisition was fully impaired and an impairment charge of $23,096,771 was recorded. This non-cash charge was recorded to impairment of goodwill and intangible assets on the consolidated statements of operations. See Note H – Intangible Assets, for more information.

**Recent Developments**

The Company's primary secured credit agreements, being the Amended and Restated Credit Agreement dated as of July 18, 2022 (as amended, restated, supplemented or otherwise modified from time to time, the "JPM Credit Agreement") by and among the Company, the other loan party thereto and JPMorgan Chase Bank, N.A, as lender ("JPM"), and the Credit Agreement dated as of July 18, 2022 (as amended, restated, supplemented or otherwise modified from time to time, the "Term Loan Agreement" and together with the JPM Credit Agreement, the "Credit Agreements") by and among the Company, the financial institutions identified therein (the "TCW Lenders") and TCW Asset Management Company LLC, as administrative agent for the TCW Lenders (in such capacity, the "Agent," and collectively with the TCW Lenders and JPM, the "Lender Parties"), contain financial covenants relating to (i) the Fixed Charge Coverage Ratio (as defined in the Credit Agreements), which is the ratio of the Company's fixed payments on its indebtedness made during any fiscal period minus non-financed capital expenditures to EBITDA (as defined in the Credit Agreements) and (ii) the Total Debt to EBITDA Ratio (as defined in the Credit Agreements), which is the ratio of the Company's borrowed money or letters of credit to EBITDA.

As of August 19, 2024, the Company was not in compliance with the financial covenants under the Credit Agreements as follows: the Fixed Charge Coverage Ratio for each of the twelve month periods ending on April 30, 2024, May 31, 2024, June 30, 2024, and July 31, 2024 was less than 1.10:1.00, the Total Debt to EBITDA Ratio for the twelve month period ending on April 30, 2024 was greater than 4.50:1.00, and the Total Debt to EBITDA Ratio for the twelve month period ending on July 31, 2024 was greater than 4.25:1.00 (collectively, the "2024 Covenant Defaults"). In addition, the Company received a delinquency notification letter from Nasdaq, dated August 16, 2024, indicating that the Company was not in compliance with the continued listing requirements of Nasdaq for failing to timely file the Company's Form 10-K annual report for the fiscal year ended April 30, 2024. This notification also constituted a default under the Credit Agreements (collectively with the 2024 Covenant Defaults, the "2024 Defaults"). The Company has 60 days from the date of the Nasdaq delinquency notice, or until October 15, 2024, to file a plan with Nasdaq to regain compliance.

Due to the 2024 Defaults, the total debt balances for both the Facility and the TCW Term Loan had been classified as a current liability on the Consolidated Balance Sheet as of April 30, 2024.

On August 19, 2024 (the "Third Amendment Effective Date"), the Lender Parties waived the 2024 Defaults pursuant to (i) the Waiver and Amendment No. 3 to Credit Agreement (the "JPM Amendment") between the Company and JPM, and (ii) the Waiver and Amendment No. 3 to Credit Agreement (the "TCW Amendment" and together with the JPM Amendment, the "2024 Amendments") by and among the Company, the TCW Lenders, and the Agent. In consideration of the TCW Amendment, the Company and the Agent also entered into the Third Amendment Fee Letter to the TCW Credit Agreement (the "Fee Letter") dated as of the Third Amendment Effective Date. The 2024 Amendments also amended the financial covenants and certain other terms of the Credit Agreements, including, among other things, that the Company will pursue and close a Replacement Transaction (as defined in the Credit Agreements) to pay the obligations under the Credit

Agreements in full no later than September 30, 2025 unless the Company meets certain debt ratios for the twelve month period ending on August 31, 2025. See *Waivers and Amendments No. 3* below for more information.

The Company is taking steps to reduce its debt and cost structure. Most recently, since the beginning of calendar year 2024, these actions include the sale of its Elgin, Illinois property and consolidation of the Elgin operations to the Elk Grove Village, Illinois headquarters, reduction of headcounts at various operations and corporate, and inventory reduction. At this time, it is expected that these results plus the amendments to the financial covenants and other provisions of the Credit Agreements that are included in the 2024 Amendments should poise the Company for compliance. At the same time, the Company continues to explore other strategic initiatives to further reduce its debt to enable it to continue to comply with increasingly stringent financial covenants. Delays or a failure to effectively reduce debt, including due to circumstances outside of our control, could have an adverse effect on our financial position and results of operations.

**Critical Accounting Estimates:**

*Management Estimates and Uncertainties* – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in preparing the consolidated financial statements include depreciation and amortization periods, the allowance for doubtful accounts, excess and obsolete reserves for inventory, deferred income, deferred taxes, uncertain tax positions, valuation allowance for deferred taxes and valuation of goodwill and long-lived assets. Actual results could materially differ from these estimates.

The potential impact of continued economic uncertainty due to persistent inflation and continuing global supply chain shortages and unpredictability may have a significant adverse impact on the timing of delivery of customer orders and the levels of future customer orders.

*Inventories* – Inventories are valued at cost. Cost is determined by an average cost method and the Company allocates labor and overhead to work-in-process and finished goods. In the event of an inventory write-down, the Company records expense to state the inventory at lower of cost or net realizable value. The Company establishes inventory reserves for valuation and excess and obsolete inventory for which the customer is not obligated. The Company records provisions for inventory shrinkage based on historical experience to account for unmeasured usage or loss. Of the Company's raw materials inventory, a substantial portion has been purchased to fulfill committed future orders or for which the Company is contractually entitled to recover its costs from its customers. For the remaining raw materials inventory, a provision for excess and obsolete inventories is recorded for the difference between the cost of inventory and its estimated realizable value based on assumptions about future product demand and market conditions. Upon a subsequent sale or disposal of the impaired inventory, the corresponding reserve is relieved to ensure the cost basis of the inventory reflects any reductions. Actual results differing from these estimates could significantly affect the Company's inventories and cost of products sold as the inventory is sold or otherwise relieved.

*Impairment of Long-Lived Assets* – The Company reviews long-lived assets, including amortizable intangible assets, for impairment. Property, machinery and equipment and finite life intangible assets are reviewed whenever events or changes in circumstances occur that indicate possible impairment. If events or changes in circumstances occur that indicate possible impairment, the Company first performs an impairment review based on an undiscounted cash flow analysis at the lowest level at which cash flows of the long-lived assets are largely independent of other groups of its assets and liabilities. This analysis requires management judgment with respect to changes in technology, the continued success of product lines, and future volume, revenue and expense growth rates. If the carrying value exceeds the undiscounted cash flows, the Company records an impairment, if any, for the difference between the estimated fair value of the asset group and its carrying value.

During the third quarter of fiscal 2023, the Company revised the financial outlook for the Pet Tech segment, resulting in lower projected sales and net income for future periods. The Company assessed the overall market

acceptance of the current Wagz product offerings after the holiday season and determined that this constituted a triggering event for the Company's long-lived asset groups, primarily consisting of patents, trade names and certain fixed assets. The Company reviewed the undiscounted future cash flows for the identified long-lived asset group, and the results of the analysis indicated the carrying amount for the long-lived group was not expected to be recovered.

The fair value of the identified intangible assets was estimated using the relief from royalty method, which is a risk-adjusted discounted cash flow approach. The relief from royalty method values an intangible asset by estimating the royalties saved through ownership of the asset. The relief from royalty method requires identifying the future revenue that would be generated by the intangible asset, multiplying it by a royalty rate deemed to be avoided through ownership of the asset and discounting the projected royalty savings amounts back to the acquisition date using the internal rate of return.

The Company determined the fair value of the long-lived asset group was lower than its carrying value and recorded an intangible asset impairment charge of $9,527,773 during the three months ended January 31, 2023. This non-cash charge was recorded to impairment of goodwill and intangible assets on the unaudited condensed consolidated statements of operations. As of April 30, 2023 this non-cash charge has been reported under discontinued operations. See Note H – Intangible Assets and Note P – Discontinued Operations, for more information.

*Impairment of Goodwill* – Goodwill represents the cost of business acquisitions in excess of the fair value of identifiable net tangible and intangible assets acquired. On an annual basis, or more frequently if triggering events occur, the Company compares the estimated fair value of its reporting units to the carrying value of each reporting unit to determine if a potential goodwill impairment exists. If the fair value of a reporting unit is less than its carrying value, a goodwill impairment loss is recorded for the difference. In calculating the fair value of the reporting units or specific intangible assets, management relies on a number of factors, including business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors and management's judgment in applying them in the impairment tests of goodwill and other intangible assets. The Company had no goodwill balances remaining at April 30, 2024 and April 30, 2023.

The Company observed during the third quarter of fiscal 2023, the overall lack of market acceptance of the current Wagz product offerings during the holiday season and determined this constituted a triggering event. Accordingly, the Company performed a quantitative goodwill impairment test and estimated the fair value of the Pet Tech segment based on a combination of an income approach (estimates of future discounted cash flows), a market approach (market multiples for similar companies) and a cost approach. Significant unobservable inputs and assumptions inherent in the valuation methodologies, which represented Level 3 inputs, under the fair value hierarchy, were employed and included, but were not limited to, prospective financial information, terminal value assumptions, discount rates, and multiples from comparable publicly traded companies in the Pet Tech industry.

The cost approach is based upon the concept of replacement cost as an indicator of value. Stated another way, this approach is premised on the assumption that a prudent investor would pay no more for an asset than the amount for which the asset could be replaced. The cost approach establishes value based on the cost reproducing or replacing the property, less depreciation from physical deterioration and functional obsolescence, if present and measurable.

During the third quarter of fiscal 2023, the Company determined its goodwill was fully impaired as the fair value was lower than the carrying value and recorded an impairment charge of $13,320,534. This non-cash charge was recorded to impairment of goodwill and intangible assets as of January 31, 2023. The Company further conducts annual reviews for idle and underutilized equipment, and reviews business plans for possible impairment.

*Income Tax* – The Company's income tax expense, deferred tax assets and liabilities and reserves for unrecognized tax benefits reflect management's best assessment of estimated future taxes to be paid. The

Company is subject to income taxes in both the U.S. and several foreign jurisdictions. Significant judgments and estimates by management are required in determining the consolidated income tax expense assessment.

Deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. In evaluating the Company's ability to recover its deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In projecting future taxable income, the Company begins with historical results and changes in accounting policies, and incorporates assumptions including the amount of future state, federal and foreign pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment and estimates by management about the forecasts of future taxable income and are consistent with the plans and estimates the Company uses to manage the underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income and/or loss. Valuation allowances are established when necessary to reduce deferred income tax assets to an amount more likely than not to be realized. SigmaTron and Wagz filed or are expected to file U.S. tax returns on a consolidated basis for periods during which Wagz was wholly owned. Therefore, a valuation allowance was previously established on the group's U.S. deferred tax assets during fiscal year 2022. After the sale of a majority stake in Wagz, SigmaTron will file on a standalone basis and utilize its U.S. deferred tax assets with the exception of the capital loss on sale and certain foreign tax credits. The Company previously maintained a valuation allowance on certain foreign loss carryforwards; however, all foreign tax loss carryforwards have been used as of April 30, 2024 and no related valuation allowance remains. The Company has established a valuation allowance of $7,302,639 on its U.S. capital loss and foreign tax credit carryforwards as of April 30, 2024.

**New Accounting Standards:**

See Note B – Summary of Significant Accounting Policies of Item 15(a) *Exhibits and Financial Statement Schedules*.

**Results of Operations:**

FISCAL YEAR ENDED APRIL 30, 2024 COMPARED
TO FISCAL YEAR ENDED APRIL 30, 2023

The following table sets forth the percentage relationships of gross profit and expense items to net sales for the years indicated:

| | | Fiscal Years Ended April 30, | | |
|---|---|---|---|---|
| | | **2024** | | **2023** |
| Net sales | $ | 373,883,821 | $ | 414,435,845 |
| Costs of products sold | | 340,357,503 | | 362,982,248 |
| As a percent of net sales | | 91.0% | | 87.6% |
| Gross profit | | 33,526,318 | | 51,453,597 |
| As a percent of net sales | | 9.0% | | 12.4% |
| Selling and administrative expenses | | 26,392,403 | | 26,495,951 |
| As a percent of net sales | | 7.1% | | 6.4% |
| Operating income from continuing operations | | 7,133,915 | | 24,957,646 |
| Other income | | 466,704 | | 632,223 |
| Interest expense, net | | (10,362,038) | | (8,403,904) |
| (Loss) income before income taxes from continuing operations | | (2,761,419) | | 17,185,965 |
| Income tax benefit (expense) | | 275,262 | | (2,991,541) |
| Net (loss) income from continuing operations | $ | (2,486,157) | $ | 14,194,424 |
| Discontinued operations: | | | | |
| Loss before taxes from discontinued operations | $ | - | | (36,629,902) |
| Tax benefit from discontinued operations | | - | | 1,860,093 |
| Net loss from discontinued operations | $ | - | $ | (34,769,809) |
| Net loss | $ | (2,486,157) | $ | (20,575,385) |

*Net sales*

Net sales decreased $40,552,024, or 9.8%, to $373,883,821 in fiscal 2024, compared to $414,435,845 in fiscal 2023.  The decline was primarily attributable to a decline in customer demand in the consumer electronics, industrial electronics and medical/life science markets as compared to fiscal 2023.

*Costs of products sold*

Cost of products sold decreased $22,624,745, or 6.2%, to $340,357,503 (91.0% of net sales) for fiscal 2024, compared to $362,982,248 (87.6% of net sales) for the prior fiscal year.  The increase in cost of products sold as a percentage of sales is primarily due to higher labor costs and other fixed manufacturing costs in fiscal 2024, compared to the prior fiscal year.  These cost increases reflect continuing inflationary pressures.

## Gross profit margin

Gross profit margin was 9.0% of net sales, in fiscal year 2024 compared to 12.4% of net sales in fiscal 2023. The decrease in gross margins as a percentage of sales is primarily due to higher labor and other fixed manufacturing costs in fiscal 2024, compared to the prior fiscal year.

## Selling and administrative expenses

Selling and administrative expenses decreased $103,548, or 0.4%, to $26,392,403 (7.1% of net sales) in fiscal 2024, compared to $26,495,951 (6.4% of net sales) for the same period in the last fiscal year. The decrease in selling and administrative expenses is primarily due to a decrease in bonus expense, partially offset with an increase in accounting fees.

## Other Income

Other income decreased to $466,704 in fiscal 2024, compared to $632,223 in fiscal 2023. The amount for fiscal 2023 primarily related to insurance proceeds received for fire damage at one of our manufacturing locations.

## Interest expense, net

Interest expense, net, increased to $10,362,038 in fiscal 2024, compared to $8,403,904 for the prior fiscal year. The increase relates to higher average interest rates in fiscal 2024, compared to fiscal 2023.

## Income tax expense

Income tax expense decreased $3,266,803 to an income tax benefit of $275,262 for fiscal 2024, compared to an income tax expense of $2,991,541 for the prior fiscal year. The effective tax rate decreased to 10.0% for fiscal 2024, compared to 17.4% for fiscal 2023. The decrease in income tax expense for fiscal 2024 compared to fiscal 2023 is primarily due to decreased pre-tax book income in the current fiscal year compared to the previous fiscal year.

## Net loss from continuing operations

Net income from continuing operations decreased $16,680,581, to a net loss of $2,486,157 for fiscal 2024, compared to net income of $14,194,424 for the prior fiscal year. The decreased net income primarily relates to lower sales, higher wages and other fixed manufacturing costs, and higher interest expense due to increased interest rates, partially offset by a decrease in bonus expense.

## Net loss from discontinued operations

Net loss from discontinued operations in fiscal 2023 from the Pet Tech Segment was $34,769,809 which includes an impairment of goodwill and long-lived assets of $23,096,771 and losses on the sale of a business of $3,742,709. The fiscal 2023 discontinued losses include a tax benefit of $1,860,093.

**EMS Segment**

The following table sets forth the percentage relationships of gross profit and expense items to net sales for the years indicated:

| | | Fiscal Years Ended | | | |
| --- | --- | --- | --- | --- | --- |
| | | April 30, | | | |
| | | 2024 | | | 2023 |
| Net sales | $ | 373,883,821 | $ | | 414,435,845 |
| Costs of products sold | | 340,357,503 | | | 362,982,248 |
| As a percent of net sales | | 91.0% | | | 87.6% |
| Gross profit | | 33,526,318 | | | 51,453,597 |
| As a percent of net sales | | 9.0% | | | 12.4% |
| | | | | | |
| Selling and administrative expenses | | 26,392,403 | | | 26,495,951 |
| As a percent of net sales | | 7.1% | | | 6.4% |
| Operating income | $ | 7,133,915 | $ | | 24,957,646 |

*Net sales*

Net sales decreased $40,552,024, or 9.8%, to $373,883,821 in fiscal 2024, compared to $414,435,845 in fiscal 2023. The decline was primarily attributable to a decline in customer demand in the consumer electronics, industrial electronics and medical/life science markets compared to fiscal 2023.

*Cost of products sold*

Cost of products sold decreased $22,624,745, or 6.2%, to $340,357,503 (91.0% of net sales) for fiscal 2024, compared to $362,982,248 (87.6% of net sales) for the prior fiscal year. The increase in cost of products sold as a percentage of sales is primarily due to higher labor costs and other fixed manufacturing costs in fiscal 2024, compared to the prior fiscal year. These cost increases reflect continuing inflationary pressures.

*Gross profit*

Gross profit margin was 9.0% of net sales, for fiscal 2024, compared to 12.4% of net sales in fiscal 2023. The decrease in gross margins as a percentage of sales is primarily due to higher labor and other fixed manufacturing costs in fiscal 2024, compared to the prior fiscal year.

*Selling and administrative expenses*

Selling and administrative expenses decreased $103,548 or 0.4% to $26,392,403 (7.1% of net sales) for fiscal 2024, compared to $26,495,951 (6.4% of net sales) for the prior fiscal year. The decrease in selling and administrative expenses is primarily due to a decrease in bonus expense, partially offset with an increase in accounting fees.

*Operating income*

Operating income decreased $17,823,731, or 71.4%, to $7,133,915 (1.9% of net sales) for fiscal 2024, compared to $24,957,646 (6.0% of net sales) for the same period in the prior fiscal year. The decrease was primarily due to lower sales and higher labor and other fixed manufacturing costs.

**Pet Technology Segment**

The Company sold the majority ownership interest in Wagz on April 28, 2023, effective as of April 1, 2023. The Company still owns a 19% interest in Wagz as a passive investment as of April 30, 2024. However, the

Company determined that due to financial uncertainty of Wagz after the Company's sale, the 19% ownership interest was fully reserved as of April 30, 2023. The activity for fiscal 2023 has been classified as discontinued operations in the Consolidated Statements of Operations.

The following table sets forth the percentage relationships of gross profit and expense items to net sales for the years indicated:

| | | Fiscal Years Ended | |
| | | April 30, | |
| | 2024 | | 2023 |
|---|---|---|---|
| Net sales | $ - | $ | 1,598,929 |
| Costs of products sold | - | | 1,732,352 |
| As a percent of net sales | 0.0% | | 108.3% |
| Gross profit | - | | (133,423) |
| As a percent of net sales | 0.0% | | -8.3% |
| | | | |
| Selling and administrative expenses | - | | 9,656,999 |
| Impairment of notes receivable and investment | - | | - |
| Impairment of goodwill and other long-lived assets | - | | 23,096,771 |
| Operating loss | $ - | $ | (32,887,193) |

*Net sales*

There were no sales for fiscal 2024 compared to $1,598,929 in fiscal 2023. Sales in fiscal 2023 were primarily comprised of hardware and accessories, as well as recurring subscription revenue.

*Cost of products sold*

There were no cost of products sold for fiscal 2024, compared to $1,732,352 (108.3% of net sales) for the prior fiscal year.

*Gross profit margin*

There was no gross profit margin of net sales for fiscal 2024 compared to gross profit margin of -8.3% for the prior fiscal year.

*Selling and administrative expenses*

There were no selling and administrative expenses for fiscal 2024, compared to $9,656,999 for the prior fiscal year. Selling and administrative costs were primarily comprised of research and development costs for new products expected to have launched in fiscal 2024, selling and marketing expenses, as well as general and administrative expenses.

*Impairment of goodwill and other long-lived assets*

In connection with the preparation and review of the financial statements for the quarter ended January 31, 2023, the Company revised the financial projections for its Pet Tech segment. The revised projections resulted in a triggering event for the Company's goodwill and long-lived asset groups consisting of patents and trade names. As a result, the Company concluded that the carrying amount for goodwill and the long-lived asset groups was impaired and not expected to be recovered. Accordingly, a non-cash pre-tax goodwill impairment charge of $13,320,534 and a non-cash intangible assets impairment charge of $9,527,773, was recorded for the Company's Pet Tech segment in fiscal 2023. In addition, Pet Tech fixed assets of $248,464 were written off due to the sale of Wagz effective April 1, 2023.

*Operating loss*

There was no operating loss for fiscal 2024, compared to an operating loss of $32,887,193 in fiscal 2023. The fiscal 2023 operating loss was primarily due to the impairment of goodwill and other long-lived assets, lower than expected sales and increased selling and administrative expenses.

**Liquidity and Capital Resources:**

The Company's liquidity requirements are primarily to fund its business operations, including capital expenditures and working capital requirements, as well as to fund debt service requirements. The Company's primary sources of liquidity are cash flows from operations and borrowings under the revolving Facility credit agreement. At this time, the Company believes its liquidity position will be sufficient to fund its existing operations and current commitments for at least the next twelve months. In addition to its cash flows from operations and borrowings under the revolving Facility credit agreement, the Company has taken steps to reduce its debt and cost structure to enhance its liquidity, including consolidating its Illinois operations into its Elk Grove Village, Illinois headquarters, and reduction of headcounts and inventory, and continues to explore other strategic initiatives to further reduce its debt. However, if it experiences delays or fails to effectively reduce debt, if economic conditions remain impacted for longer than the Company expects, if it experiences continued supply chain disruptions on certain raw materials, any new public health crises arise, or geopolitical risks continue or worsen, the Company's liquidity position could be severely impacted.

*Operating Activities*

Cash flow provided by operating activities was $27,760,048 for the fiscal year ended April 30, 2024, compared to cash flow used in operating activities of $13,256,804 for the prior fiscal year. Cash flow provided by operating activities was primarily the result of a decrease in inventory in the amount of $36,122,113 and accounts receivable in the amount of $14,240,833 partially offset by a decrease in accounts payable in the amount of $18,470,463 and a decrease in deferred revenue in the amount of $4,952,135. The decrease in inventory is the result of improvement in the component marketplace which has allowed the Company to complete assemblies for shipping to customers. The decrease in accounts payable is a result of lower accounts payable balances due to lower volumes and the timing of payments.

Cash flow used in operating activities was $13,256,804 for the fiscal year ended April 30, 2023. Cash flow used in operating activities was primarily the result of an increase in accounts receivable in the amount of $5,328,740, a decrease in accounts payable in the amount of $22,202,026 and a decrease in deferred revenue in the amount of $3,179,709. Cash flow from operating activities was offset by a decrease in right-of-use assets in the amount of $3,721,341 and prepaid expenses and other assets in the amount of $2,232,861. The increase in accounts receivable is the result of an increase in net sales. The decrease in accounts payable is the result of the timing of vendor payments.

*Investing Activities*

In fiscal 2024, cash provided by investing activities was $117,112. During fiscal 2024, the Company purchased $1,799,148 in machinery and equipment to be used in the ordinary course of business. The Company anticipates future purchases of machinery and equipment will be funded by lease transactions. However, there is no assurance that the Company will be able to obtain funding for leases at acceptable terms, if at all, in the future.

In fiscal year 2023, cash used in investing activities was $5,179,247. During fiscal year 2023, the Company purchased $4,334,169 in machinery and equipment to be used in the ordinary course of business. The Company purchases were funded by the bank line of credit and lease transactions. During the month of April 2023, the Company made advances of $900,000 to Wagz as agreed upon under the SPA. On April 28, 2023, the sale of the majority interest in Wagz pursuant to the SPA was consummated effective as of April 1, 2023, and as a result, as of the closing, the Company holds a minority 19% ownership of the equity interests. However, the Company determined that due to financial uncertainty of Wagz after the Company's sale, the 19% ownership interest was fully reserved as of April 30, 2023.

## Financing Activities

Cash used in financing activities was $26,278,929 for the fiscal year ended April 30, 2024. Cash used in financing activities was primarily the result of payments under the line of credit and term loan agreements.

Cash provided by financing activities was $24,155,387 for the fiscal year ended April 30, 2023. Cash provided by financing activities was primarily the result of net borrowings under the line of credit and term loan agreements.

## Liquidity from Discontinued Operations

During fiscal 2023 cash used in discontinued operations from operating activities was $7,264,377, primarily related to Pet Tech Segment operations and transaction related expenses associated with the sale of the Wagz business. Cash used in investing activities for fiscal 2023 was $134,419, primarily for capital expenditures.

## Financing Summary

Debt and finance lease obligations consisted of the following at April 30, 2024 and April 30, 2023:

|  | 2024 | 2023 |
|---|---|---|
| Debt: |  |  |
| Notes Payable - Banks | $ 66,102,020 | $ 90,968,000 |
| Notes Payable - Buildings | 366,572 | 417,143 |
| Notes Payable - Equipment | 4,642,951 | 3,524,115 |
| Unamortized deferred financing costs | (1,528,156) | (1,608,558) |
| Total debt | 69,583,387 | 93,300,700 |
| Less current maturities* | 66,244,227 | 52,761,520 |
| Long-term debt | $ 3,339,160 | $ 40,539,180 |
|  |  |  |
| Finance lease obligations | $ 5,361,574 | $ 4,119,437 |
| Less current maturities | 2,214,127 | 1,523,259 |
| Total finance lease obligations, less current portion | $ 3,147,447 | $ 2,596,178 |

\* Due to the 2024 Defaults, the Facility (as defined below) was classified as a current liability on the Consolidated Balance Sheet at April 30, 2024. Due to availability being less than 10% of the Revolving Commitment, the Facility (as defined below) was classified as a current liability on the Consolidated Balance Sheet at April 30, 2023.

*Notes Payable – Secured lenders*

On January 29, 2021, the Company entered into a Credit Agreement (the "JPM Agreement") with JPMorgan Chase Bank, N.A. ("Lender" or "JPM"), pursuant to which Lender provided the Company with a secured credit facility consisting of a revolving loan facility and a term loan facility (collectively, the "Facility").

On July 18, 2022, SigmaTron, Wagz and Lender amended and restated the JPM Agreement. Wagz and its property were released from the JPM Credit Agreement, effective April 1, 2023, pursuant to a Waiver, Consent and Amendment No. 1 to the JPM Credit Agreement ("JPM 2023 Waiver") effective as of April 1, 2023. The Facility, as amended, allowed the Company to borrow on a revolving basis up to the lesser of (i) $70,000,000 or (ii) an amount equal to a percentage of the eligible receivable borrowing base plus a percentage of the inventory borrowing base minus any reserves established by Lender (the "Revolving Commitment"). The maturity date of the Facility is July 18, 2027. Deferred financing costs of $202,616 and $332,139 were capitalized during the fiscal year ended April 30, 2024 and April 30, 2023, respectively, which are amortized over the term of the JPM Credit Agreement. As of April 30, 2024, there was $28,598,719 outstanding and $13,443,766 of unused availability under the revolving loan facility compared to an outstanding balance of $51,134,699 and $11,539,183 of unused availability at April 30, 2023. As of April 30, 2024 and April 30, 2023, the unamortized amount offset against outstanding debt was $592,664 and $572,191, respectively.

Under the JPM Credit Agreement, a minimum Fixed Charge Coverage Ratio (as defined in the JPM Credit Agreement) is applicable (a) commencing on the Effective Date (as defined in the JPM Credit Agreement) and ending when the Term Loan Obligations (as defined in the JPM Credit Agreement) have been paid in full and (b) following the payment in full of the Term Loan Obligations, when (i) an event of default (as defined in the JPM Credit Agreement) has occurred and is continuing, and Lender has elected to impose the Fixed Charge Coverage Ratio Covenant upon notice to the Company or (ii) availability falls below the greater of (y) 10% of the Revolving Commitment and (z) the outstanding principal amount of the term loans. In addition, prior to the amendment to the JPM Credit Agreement pursuant to the JPM 2023 Waiver (as discussed below under "*2023 Waiver, Consent and Amendment to Credit Agreements*"), the JPM Credit Agreement imposed a financial covenant that required the Company to maintain a leverage ratio of Total Debt to EBITDA (each as defined in the JPM Credit Agreement) for any twelve month period ending on the last day of a fiscal quarter through the maturity of the revolving Facility not to exceed a certain amount, which ratio (a) ranged from 5.00-to-1 for fiscal quarters beginning with the fiscal quarter ending on January 31, 2023 to 3.00-to-1 for the fiscal quarter ending on July 31, 2026 (if the Term Loan Borrowing Base Coverage Ratio (as defined in the JPM Credit Agreement) as of the end of the applicable fiscal quarter is less than or equal to 1.50-to-1) and (b) ranged from 5.50-to-1 for the fiscal quarter ending on January 31, 2023 to 4.00-to-1 for the fiscal quarters beginning with the fiscal quarter ending on July 31, 2026 (if the Term Loan Borrowing Base Coverage Ratio as of the end of the applicable fiscal quarter is greater than 1.50-to-1).

In addition, the JPM Credit Agreement imposes a cash dominion period if there is an event of default or if availability is less than 10% of the Revolving Commitment, and such requirement continues until there is no event of default and availability is greater than 10% of the Revolving Commitment, in each case for 30 consecutive days.  Based on this criteria, the total debt balances for the Facility were required to be classified as a current liability on the Consolidated Balance Sheet at April 30, 2023.

In connection with the entry into the JPM Credit Agreement, Lender and TCW, as administrative agent under the Term Loan Agreement, entered into the Intercreditor Agreement, dated July 18, 2022, and acknowledged by SigmaTron and Wagz (the "ICA"), to set forth and govern the lenders' respective lien priorities, rights and remedies under the JPM Credit Agreement and the Term Loan Agreement.

The Facility under the JPM Credit Agreement is secured by: (a) a first priority security interest in SigmaTron's (i) accounts receivable and inventory (excluding Term Priority Mexican Inventory (as defined in the ICA) and certain inventory in transit, (ii) deposit accounts, (iii) proceeds of business interruption insurance that constitute ABL BI Insurance Share (as defined in the ICA), (iv) certain other property, including payment intangibles, instruments, equipment, software and hardware and similar systems, books and records, to the extent related to the foregoing, and (v) all proceeds of the foregoing, in each case, now owned or hereafter acquired (collectively, the "ABL Priority Collateral"); and (b) a second priority security interest in Term Priority Collateral (as defined below) other than (i) real estate and (ii) the equity interests of SigmaTron's foreign subsidiaries (unless such a pledge is requested by Lender).

On July 18, 2022, SigmaTron, Wagz and TCW entered into the Term Loan Agreement pursuant to which TCW made a term loan to the Company in the principal amount of $40,000,000 (the "TCW Term Loan").  Wagz and its property were released from the Term Loan Agreement, effective April 1, 2023, pursuant to a Waiver, Consent and Amendment No. 1 to the Credit Agreement (the "TCW 2023 Waiver") effective as of April 1, 2023.  The TCW Term Loan bears interest at a rate per annum based on SOFR, plus the Applicable Margin of 7.50% (each as defined in the Term Loan Agreement).  The TCW Term Loan has a SOFR floor of 1.00%.  The maturity date of the TCW Term Loan is July 18, 2027.  The amount outstanding as of April 30, 2024, was $37,503,301 compared to an outstanding balance of $39,833,301 at April 30, 2023.  Deferred financing costs of $183,469 and $1,233,894 were capitalized during the fiscal year ended April 30, 2024 and April 30, 2023, respectively.  As of April 30, 2024 and April 30, 2023, the unamortized amount offset against outstanding debt was $935,492 and $1,036,367, respectively.

The Term Loan Agreement imposes financial covenants, including covenants requiring the Company to maintain a minimum Fixed Charge Coverage Ratio (as defined in the Term Loan Agreement) of 1.10-to-1 and maintain the same leverage ratio of Total Debt to EBITDA as described above under the JPM Credit Agreement.  The Company is required to make quarterly repayments of the principal amount of the TCW Term

Loan in amounts equal to $250,000 per fiscal quarter for the quarters beginning October 31, 2022 and $500,000 per fiscal quarter for quarters beginning October 31, 2024. The Term Loan Agreement also requires mandatory annual repayments equal to 50% of Excess Cash Flow (as defined in the Term Loan Agreement).

The TCW Term Loan is secured by: (a) a first priority security interest in all property of SigmaTron that does not constitute ABL Priority Collateral, which includes: (i) SigmaTron's Elk Grove Village real estate, (ii) SigmaTron's machinery, equipment and fixtures (but excluding ABL Priority Equipment (as defined in the ICA)), (iii) the Term Priority Mexican Inventory (as defined in the ICA), (iv) SigmaTron's stock in its direct and indirect subsidiaries, (v) SigmaTron's general intangibles (excluding any that constitute ABL Priority Collateral), goodwill and intellectual property, (vi) the proceeds of business interruption insurance that constitute Term BI Insurance Share (as defined in the ICA), (vii) tax refunds, and (viii) all proceeds thereof, in each case, now owned or hereafter acquired (collectively, the "Term Priority Collateral"); and (b) a second priority security interest in all collateral that constitutes ABL Priority Collateral. Also, SigmaTron's three Mexican subsidiaries pledged all of their assets as security for the TCW Term Loan. The net proceeds received by the Company from the sale of the Elgin, Illinois, property in February, 2024, reduced the TCW Term Loan.

*2023 Waiver, Consent and Amendment to Credit Agreements*

On March 2, 2023, the Company received notices of default from JPM (the "JPM 2023 Notice") and TCW ("TCW 2023 Notice" and together with the JPM 2023 Notice, the "2023 Notices"). The 2023 Notices indicated the occurrence of certain events of default under the Credit Agreements. In addition, the Company received a delinquency notification letter from Nasdaq indicating that the Company was not in compliance with the continued listing requirements of Nasdaq for failing to timely file the Company's Form 10-Q for the fiscal quarter ended January 31, 2023. This notification also constituted a default under the Credit Agreements. The Nasdaq delinquency was remedied on May 19, 2023.

The JPM 2023 Notice indicated that the Lender was informed of the occurrence of events of defaults and the continuation thereof under the JPM Credit Agreement as a result of the Company's failure to maintain a Fixed Charge Cover Ratio for the twelve month period ended January 31, 2023 of at least 1.10x as required under the JPM Credit Agreement (the "JPM 2023 Covenant Defaults").

The TCW 2023 Notice indicated that Agent and TCW Lenders were informed of the occurrence of events of default and the continuation thereof under the Term Loan Agreement (described below) as a result of the Company permitting the Total Debt to EBITDA Ratio for the twelve month period ended on January 31, 2023 to be greater than 5.00:1.00 in violation of the Term Loan Agreement and the Company's failure to maintain the Fixed Charge Cover Ratio as required under the JPM Credit Agreement (the "TCW 2023 Covenant Defaults" and together with the JPM 2023 Covenant Defaults, the "2023 Defaults").

As a result of the 2023 Defaults, the Company was not in compliance with its financial covenants under the Credit Agreements as of January 31, 2023. Due to the 2023 Notices received on March 2, 2023, from each of JPM and TCW, the total debt balances for both the Facility and the TCW Term Loan had been classified as a current liability on the Condensed Consolidated Balance Sheet as of January 31, 2023.

On April 28, 2023, the Company entered into (i) the JPM 2023 Waiver with Wagz and JPM, as lender, which waived certain events of default under and amended certain terms of the JPM Credit Agreement and (ii) the TCW 2023 Waiver with Wagz, the TCW Lenders and Agent, which waived certain events of default under and amended certain terms of the Term Loan Agreement. See Note I – Long-term Debt for more information.

Pursuant to the 2023 Waivers, the Company agreed, among other things, to (i) if requested by the Agent, effect a corporate restructuring that would create a new holding company structure to own all of the Company's stock through a merger pursuant to Section 251(g) of the General Corporation Law of the State of Delaware, after which the holding company would continue as the public company, become a guarantor under the Credit Agreements and pledge to the Lender Parties all of the equity of the Company (the "Corporate Restructuring"), (ii) engage a financial advisor to review certain of the Company's financial reporting to JPM and the Agent and participate in weekly conference calls with the advisor, JPM and the Agent to discuss and provide updates on the Company's liquidity and operations, (iii) extend the Wagz Loan, (iv) pay to JPM an

amendment fee in the amount of $70,000, paid in cash, and (v) pay to the TCW Lenders an amendment fee of $395,000 and a default rate fee of $188,301, both of which were paid in kind by being added to the principal of the TCW Term Loan. The Company engaged a financial advisor in April 2023 and developed cashflow modeling tools. The financial advisor engagement was completed in September 2023.

The 2023 Waivers also amended the Credit Agreements to, among other things, (x) require that the Company maintain a minimum of $2.5 million in revolver availability under the JPM Credit Agreement, (y) modify the definition of EBITDA to allow adjustments to account for Wagz operating losses, impairment charges relating to the write-down of the Wagz business, the Wagz Loan and net assets of the Company and Wagz, and expenses relating to the 2023 Waivers, the Company's sale of the majority ownership interest in Wagz under the SPA, and (z) modify the existing Total Debt to EBITDA Ratios (as defined in the Credit Agreements), assuming the Term Loan Borrowing Base Coverage Ratio (as defined in the Credit Agreements) is less than or equal to 1.50:1.0, to range from 4.50:1.0 for the twelve months ended October 31, 2023 to 4.00:1.0 for the twelve months ending October 31, 2024.

In addition, during the PIK Period (defined in the Term Loan Agreement), pursuant to the TCW 2023 Waiver, if the Total Debt to EBITDA Ratio for the trailing twelve month period as of the end of a third fiscal quarter exceeds the ratios that were in effect prior to the amendment (as set forth in the far right column of the table above) for that fiscal quarter, then the Applicable Margin under the Term Loan Agreement in respect of the outstanding TCW Term Loan would increase by an amount equal to 1.0% per annum for the fiscal quarter, with such interest being paid in kind. Furthermore, the JPM 2023 Waiver modified the definition of Applicable Margin from a fixed amount equal to 2.00% to an amount that varies from 2.00% (for revolver availability greater than or equal to $20.0 million), to 2.50% (for revolver availability greater than or equal to $10.0 million), to 3.00% (for revolver availability less than $10.0 million), and fixed the Applicable Margin at 3.00% for six months starting April 1, 2023.

In exchange for such agreements, the Lender Parties waived all of the existing events of default under the Credit Agreements through March 31, 2023, consented to the sale of the majority ownership interest in Wagz and released Wagz and its property and the Company's 81% ownership interest in Wagz that was sold to Buyer from the lien of the Lender Parties.

In connection with the 2023 Waivers, the Company exited its active involvement in the Pet Tech business that is conducted by Wagz through the sale by the Company of the majority ownership interest in Wagz, effective as of April 1, 2023.

*Amendment No. 2*

On June 15, 2023, the Company entered into (i) Amendment No. 2 to the Credit Agreement (the "JPM Amendment No. 2") by and among the Company and Lender, with respect to the JPM Credit Agreement and (ii) Amendment No. 2 to the Credit Agreement ("TCW Amendment No. 2") by and among the Company and TCW with respect to the Term Loan Agreement. The JPM Amendment No. 2 and TCW Amendment No. 2 amended the Credit Agreements to extend the date, from May 31, 2023 to July 31, 2023, after which the Agent may request that the Company effect the Corporate Restructuring.

*Waivers and Amendments No. 3*

On August 19, 2024 (the "Third Amendment Effective Date"), the Company entered into the JPM Amendment and the TCW Amendment (together, the "2024 Amendments") which provided for, among other things, a waiver of the Company's noncompliance with the financial covenants relating to (i) the Fixed Charge Coverage Ratio (as defined in the Credit Agreements), and (ii) the Total Debt to EBITDA Ratio (as defined in the Credit Agreements), in each case as of the Third Amendment Effective Date.

The 2024 Amendments also amended other provisions of the Credit Agreements, including to: (i) modify the minimum ratios under the Fixed Charge Coverage Ratio to range from 0.70:1.0 for the twelve months ending as of July 31, 2024, to 1.00:1.0 for the twelve months ending as of September 30, 2025 and thereafter, measured

monthly; (ii) adjust the maximum ratios under the Total Debt to EBITDA Ratio to range from 6.50:1.0 for the twelve months ending as of July 31, 2024, to 3.50:1.0 for the twelve months ending as of April 30, 2027, measured quarterly; (iii) modify the definition of EBITDA to allow for additional adjustments for certain transactions and charges; (iv) provide for the reimbursement of certain fees by the Company in connection with the Amendments or the transactions contemplated thereby; (v) increase the minimum required Availability (as defined in the JPM Credit Agreement) to $3.5 million starting on the Third Amendment Effective Date; (vi) provide that the Company must pursue and close a Replacement Transaction to pay the Obligations (as defined in the Credit Agreements) in full no later than September 30, 2025 unless the Company meets certain debt ratios for the twelve month period ending on August 31, 2025; and (vii) require the Company to engage a financial advisor if requested by the Agent after November 1, 2024.

In addition, pursuant to the JPM Amendment, the parties agreed to reduce the Revolving Commitment (as defined in the JPM Credit Agreement) from $70 million to $55 million as of the Third Amendment Effective Date and pay to JPM certain amendment fees and certain additional fees if the Company does not meet certain financial milestones by the applicable measurement periods specified in the JPM Amendment.

In addition, pursuant to the TCW Amendment the parties agreed to (i) amend the principal payment schedule under the Term Loan to $250,000 per quarter; (ii) extend the PIK Period (as defined in the TCW Credit Agreement) for three additional quarters beyond October 31, 2024 if the Total Debt to EBITDA Ratio exceeds a certain threshold as of certain dates; (iii) permit the Company to elect to pay on a quarterly basis in-kind a portion of the Baseline Applicable Margin (as defined in the TCW Credit Agreement) per annum provided no default or event of default under the TCW Credit Agreement has occurred; (iv) increase a portion of the Term Loan Borrowing Base (as defined in the TCW Credit Agreement) based on the value of the Company's real estate; (v) reduce the asset coverage pre-payment ratio under the Term Loan to 90% of the outstanding principal balance; and (vi) provide the Agent with the right to appoint a non-voting observer to attend regular meetings of the Company's Board of Directors and any relevant committees.

Also on August 19, 2024, and in connection with the TCW Amendment, the Company entered into the Fee Letter, which provides for a payment to the Agent of $395,000 added to the principal amount owed under the Term Loan and for certain monthly ticking fees equal to a range of percentages of the outstanding principal amount under the Term Loan, provided the Company does meet certain financial milestones by the applicable dates provided therein. In addition, pursuant to the Fee Letter, the Company has agreed to deliver to the Agent warrants to purchase shares of the Company's common stock (the "Warrants") in an amount equal to a percentage of the outstanding common stock of the Company on a fully diluted basis ranging from 1.25% (as of December 1, 2024) to 17.5% (as of September 1, 2025). The exercise price for the Warrants will be $0.01 per share and the Warrants would vest immediately upon issuance.

All other material terms of the Credit Agreements, as amended by the Amendments, remain unchanged.

*China Construction Bank*

On March 15, 2019, the Company's wholly-owned foreign enterprise, Wujiang SigmaTron Electronic Technology Co., Ltd., entered into a credit facility with China Construction Bank. On January 26, 2021, the agreement was amended and expired in accordance with its terms on January 6, 2022. On January 17, 2022, the agreement was renewed, and expired in accordance with its terms on December 23, 2022. On February 17, 2023, the agreement was renewed, and expired in accordance with its terms on February 7, 2024. On March 1, 2024, the agreement was renewed, and is scheduled to expire on February 1, 2025. Under the agreement Wujiang SigmaTron Electronic Technology Co., Ltd. can borrow up to 10,000,000 Renminbi, approximately $1,400,000 as of April 30, 2024, and the facility is collateralized by Wujiang SigmaTron Electronics Co., Ltd.'s manufacturing building. Interest is payable monthly and the facility bears a fixed interest rate of 3.15% per annum. There was no outstanding balance under the facility at April 30, 2024 and April 30, 2023, respectively.

*Notes Payable - Buildings*

The Facility also included two term loans, in the aggregate principal amount of $6,500,000. A final aggregate payment of approximately $4,368,444 was due on or before January 29, 2026. On July 18, 2022, a portion of the proceeds of the TCW Term Loan was used to pay in full both term loans extended by Lender. There was no outstanding balance at April 30, 2024 and April 30, 2023.

The Company entered into a mortgage agreement on March 3, 2020, in the amount of $556,000, with The Bank and Trust SSB to finance the purchase of the property that serves as the Company's warehousing and distribution center in Del Rio, Texas. The note requires the Company to pay monthly installment payments in the amount of $6,103. Interest accrues at a fixed rate of 5.75% per year until March 3, 2025, and adjusts thereafter, on an annual basis, equal to 1.0% over the Prime Rate as published by The Wall Street Journal. The note is payable over a 120 month period. The outstanding balance was $366,572 and $417,143 at April 30, 2024 and April 30, 2023, respectively.

*Notes Payable - Equipment*

The Company routinely entered into secured note agreements with Engencap Fin S.A. DE C.V. to finance the purchase of equipment. The terms of the outstanding secured note agreement, which had a fixed interest rate of 8.00% per annum, matured on May 1, 2023, and the final quarterly installment payment of $9,310 was paid.

The Company routinely enters into secured note agreements with FGI Equipment Finance LLC to finance the purchase of equipment. The terms of the outstanding secured note agreements mature from March 2025 through January 2029, with quarterly installment payments ranging from $10,723 to $69,439 and a fixed interest rate ranging from 8.25% to 12.00% per annum.

*Finance Lease Obligations*

The Company enters into various finance lease agreements. The terms of the outstanding lease agreements mature through March 1, 2028, with monthly installment payments ranging from $2,874 to $33,706 and a fixed interest rate ranging from 7.03% to 12.09% per annum.

*Other*

The Company provides funds for administration and manufacturing services such as salaries, wages, overhead and capital expenditure items as necessary to operate its Mexican, Vietnamese and Chinese subsidiaries and the international procurement office in Taiwan. The Company provides funding in U.S. Dollars, which are exchanged for Pesos, Dong, Renminbi, and New Taiwan dollars. The fluctuation of currencies from time to time, without an equal or greater increase in inflation, could have a material impact on the financial results of the Company. The impact of currency fluctuations for the fiscal year ended April 30, 2024, resulted in net foreign currency transaction losses of $796,315 compared to net foreign currency losses of $892,642 in the prior year. In fiscal year 2024, the Company paid approximately $60,320,000 to its foreign subsidiaries for manufacturing services. All intercompany balances have been eliminated upon consolidation.

The Company has not changed its plans to indefinitely reinvest the earnings of the Company's foreign subsidiaries. The cumulative amount of unremitted earnings for which U.S. income taxes have not been recorded is $17,144,000 as of April 30, 2024.

The Company anticipates that its credit facilities, expected future cash flow from operations and leasing resources are adequate to meet its working capital requirements and fund capital expenditures for the next 12 months. However, in the event customers delay orders or future payments are not made timely, the Company desires to expand its operations, its business grows more rapidly than expected, or the current economic climate deteriorates, additional financing resources may be necessary. There is no assurance that the Company will be able to obtain equity or debt financing at acceptable terms, or at all, in the future. There is no assurance that the Company will be able to retain or renew its credit agreements in the future, or that any retention or renewal will be on the same terms as currently exist.

The impact of inflation and the continuing global supply chain disruptions in the electronic component marketplace have been challenging.  The supply chain disruptions have improved during fiscal 2024, however, obtaining certain raw materials continue to be difficult.  The Company anticipates the supply chain disruptions will continue to improve during fiscal 2025.  Due to the softening of customer demand in certain markets the Company serves, the Company expects pricing for certain raw materials could begin to decline in fiscal 2025.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

As a smaller reporting company, as defined in Rule 10(f)(1) of Regulation S-K under the Exchange Act, the Company is not required to provide the information required by this item.

## ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The response to this item is included in Item 15(a) of this Report.

## ITEM 9.  CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None.

## ITEM 9A.  CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures:

Our management, including our principal executive officer and principal financial and accounting officer, conducted an evaluation of the effectiveness of our internal controls over financial reporting, and disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report. Based on that evaluation, our principal executive officer and principal financial and accounting officer concluded that, due to the material weakness described below, our disclosure controls and procedures were not effective at the reasonable assurance level as of April 30, 2024.

### Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal controls over financial reporting is a process designed under the supervision of our principal executive officer and principal financial and accounting officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not detect or prevent misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of April 30, 2024, management assessed the effectiveness of our internal controls over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control - Integrated Framework", issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in 2013.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this assessment, our management concluded that our internal control over financial reporting was not effective as of April 30, 2024, due to the material weakness in our internal controls related to the application of appropriate accounting principles over non-standard revenue transactions.  Specifically, controls to ensure that revenue recognition criteria were met prior to recognizing sales transactions were not operating effectively.

**Remediation Activities**

In response to this material weakness, with oversight from the Audit Committee of the Board of Directors, we have implemented measures to improve our internal control structure. Specifically, we have taken steps to remediate the material weakness mentioned above, including strengthening our review process related to revenue contracts, such as multiple levels of review and supporting evidence of such transactions.

We are committed to ensuring that our internal controls over financial reporting are designed and operating effectively. We believe the efforts taken to date and certain measures that are in progress will improve the effectiveness of our internal controls over financial reporting and mitigate risks of material misstatement. We are still in the process of implementing these steps and cannot assure investors that these measures will significantly improve or remediate the material weakness described above. Additionally, while we believe these efforts will improve our internal control environment, our remediation is still in progress and subject to ongoing testing of the design and operating effectiveness over a sufficient period of time in order to effectively remediate this material weakness.

This report does not include an attestation report on internal control over financial reporting by the Company's independent registered public accounting firm since the Company is a smaller reporting company under the rules of the SEC.

**Changes in Internal Controls Over Financial Reporting and Disclosure Controls**

Except with respect to the changes in connection with the implementation of the steps to remediate the material weakness described above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended April 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**ITEM 9B.  OTHER INFORMATION**

None.

**ITEM 9C.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION**

Not Applicable.

# PART III

**ITEM 10.  DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement, to be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended April 30, 2024.

**ITEM 11.  EXECUTIVE COMPENSATION**

The information required under this item, other than the information regarding our executive officers set forth under the heading "Information about our Executive Officers" in Part I of this Form 10-K, required by Item 401 of Regulation S-K, is incorporated herein by reference to the Company's definitive proxy statement, to be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended April 30, 2024.

**ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement, to be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended April 30, 2024.

**ITEM 13.  CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE**

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement, to be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended April 30, 2024.

**ITEM 14.  PRINCIPAL ACCOUNTANT FEES AND SERVICES**

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement, to be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended April 30, 2024.

---

## PART IV

---

**ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a)(1)
The financial statements are listed in the Index to Financial Statements filed as part of this Annual Report on Form 10-K beginning on Page F-1.

(a)(2)
Financial statement schedules are omitted because they are not applicable or required.

(a)(3) and (b)
The exhibits required by Item 601 of Regulations S-K are listed in the Index to Exhibits filed as part of this Annual Report on Form 10-K beginning on Page 45.

**ITEM 16. FORM 10-K SUMMARY**

None.

## Index to Exhibits

3.1        Restated Certificate of Incorporation of the Company, incorporated herein by reference to Exhibit 3.2 to the Company's Form 8-K filed on July 13, 2023.

3.2        Amended and Restated By-laws of the Company, adopted on October 13, 2021, incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K filed on October 15, 2021.

3.3        Second Amended and Restated By-laws of the Company, adopted on July 11, 2023 and effective July 31, 2023, incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K filed on July 13, 2023.

10.1       Form of 1993 Stock Option Plan, incorporated herein by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1, File No. 33-72100.* (P)(Rule 311)

10.2       2004 Employee Stock Option Plan, incorporated herein by reference to Appendix B to the Company's 2004 Proxy Statement filed on August 16, 2004. *

10.3       SigmaTron International, Inc. 2011 Employee Stock Option Plan dated September 16, 2011, incorporated herein by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-8 filed on December 14, 2011.*

10.4       SigmaTron International, Inc. Amended and Restated Change in Control Severance Payment Plan dated March 11, 2014, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K/A filed on March 14, 2014.*

10.5       Asset Purchase Agreement effective as of April 30, 2018 between SigmaTron International, Inc. and Wagz, Inc., incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K/A filed on May 4, 2018.

10.6       SigmaTron International, Inc., Employee Bonus Plan for Fiscal Year 2022 dated May 25, 2021, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on July 9, 2021.*

10.7       Agreement and Plan of Merger, dated July 19, 2021, by and among SigmaTron International, Inc., Remy Pom, Inc., Wagz, Inc., and Terry B. Anderton incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on July 21, 2021.

10.8       SigmaTron International, Inc. 2021 Employee Stock Option Plan dated July 13, 2021, incorporated herein by reference to Exhibit B to the definitive proxy statement for the Special Meeting of Stockholders filed with the Securities and Exchange Commission on September 8, 2021.*

10.9       SigmaTron International, Inc. 2021 Non-Employee Director Restricted Stock Plan dated September 15, 2021, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on September 16, 2021.*

10.10     Third Amendment to Credit Agreement entered into as of September 30, 2021, by and between SigmaTron International, Inc., and JPMorgan Chase Bank, N.A. incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q filed on December 13, 2021.

10.11     Fourth Amendment to Credit Agreement entered into as of November 17, 2021, by and between SigmaTron International, Inc., and JPMorgan Chase Bank, N.A. incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q filed on December 13, 2021.

| 10.12 | Fifth Amendment to Credit Agreement entered into as of March 17, 2022, by and between SigmaTron International, Inc., and JPMorgan Chase Bank, N.A. incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q filed on March 22, 2022. |
|---|---|
| 10.13 | First Amendment to Agreement and Plan of Merger, dated December 7, 2021, by and among SigmaTron International, Inc., Remy Pom, Inc., Wagz, Inc., and Terry B. Anderton incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on December 10, 2021. |
| 10.14 | Sixth Amendment to Credit Agreement entered into as of April 25, 2022, by and between SigmaTron International, Inc., and JPMorgan Chase Bank, N.A. incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on April 27, 2022. |
| 10.15 | Amended and Restated Credit Agreement dated July 18, 2022, by and among SigmaTron International, Inc., Wagz, Inc., and JPMorgan Chase Bank, N.A. incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on July 22, 2022. |
| 10.16 | Credit Agreement dated July 18, 2022, by and among SigmaTron International, Inc., Wagz, Inc., TCW Asset Management Company LLC, as Administrative Agent, and the Lenders parties thereto incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on July 22, 2022. |
| 10.17 | SigmaTron International, Inc., Employee Bonus Plan for Fiscal Year 2023 dated September 16, 2022, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on September 19, 2022.* |
| 10.18 | Waiver, Consent and Amendment No. 1 to the Credit Agreement dated April 28, 2023, by and among SigmaTron International, Inc., Wagz, Inc. and JPMorgan Chase Bank, N.A. incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on May 4, 2023. |
| 10.19 | Waiver, Consent and Amendment No. 1 to the Credit Agreement dated April 28, 2023, by and among SigmaTron International, Inc., Wagz, Inc. and TCW Asset Management Company LLC, as Administrative Agent, and the Lenders parties thereto, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on May 4, 2023. |
| 10.20 | Stock Purchase Agreement, dated April 28, 2023, by and among SigmaTron International, Inc. Wagz, Inc., Vynetic LLC, and Terry B. Anderton incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed on May 4, 2023. |
| 10.21 | Promissory Note dated April 1, 2023, issued by Wagz, Inc. to SigmaTron International, Inc. incorporated herein by reference to Exhibit 10.4 to the Company's Form 8-K filed on May 4, 2023. |
| 10.22 | Amendment No. 2 to the Credit Agreement dated June 15, 2023, by and among SigmaTron International, Inc., and JPMorgan Chase Bank, N.A. incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on June 23, 2023. |
| 10.23 | Amendment No. 2 to the Credit Agreement dated June 15, 2023, by and among SigmaTron International, Inc., and TCW Asset Management Company LLC, as Administrative Agent, and the Lenders parties thereto, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on June 23, 2023. |
| 10.24 | SigmaTron International, Inc., Employee Bonus Plan for Fiscal Year 2024 dated November 16, 2023, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on November 17, 2023.* |

| 10.25 | Waiver and Amendment No. 3 to Credit Agreement dated August 19, 2024, by and between SigmaTron International, Inc. and JPMorgan Chase Bank, N.A., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on August 22, 2024. |
|---|---|
| 10.26 | Waiver and Amendment No. 3 to Credit Agreement dated August 19, 2024, by and among SigmaTron International, Inc., TCW Asset Management Company LLC, as Administrative Agent, and the Lenders parties thereto, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on August 22, 2024. |
| 10.27 | Third Amendment Fee Letter dated August 19, 2024, by and among SigmaTron International, Inc., TCW Asset Management Company LLC, as Administrative Agent, incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed on August 22, 2024. |
| 21.0 | Subsidiaries of the Registrant.** |
| 23.1 | Consent of BDO USA, P.C.** |
| 24.0 | Power of Attorney of Directors and Executive Officers (included on the signature page of this Form 10-K for the fiscal year ended April 30, 2024).** |
| 31.1 | Certification of Principal Executive Officer of the Company Pursuant to Rule 13a-14(a) under the Exchange Act, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.** |
| 31.2 | Certification of Principal Financial Officer of the Company Pursuant to Rule 13a-14(a) under the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.** |
| 32.1 | Certification by the Principal Executive Officer of SigmaTron International, Inc. Pursuant to Rule 13a-14(b) under the Exchange Act and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).*** |
| 32.2 | Certification by the Principal Financial Officer of SigmaTron International, Inc. Pursuant to Rule 13a-14(b) under the Exchange Act and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).*** |
| 97.1 | SigmaTron International, Inc. Executive Officer Clawback Policy ** |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document ** |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document ** |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document ** |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document ** |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document ** |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101) |

* Indicates management contract or compensatory plan.
** Filed herewith.
*** Furnished herewith.

(c) Exhibits

The Company hereby files as exhibits to this Report the exhibits listed in Item 15(a)(3) above, which are attached hereto or incorporated herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGMATRON INTERNATIONAL, INC.

By:     /s/ Gary R. Fairhead

Gary R. Fairhead, Chief Executive Officer,
Principal Executive Officer and Director

Dated:  September 3, 2024

 KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned directors and officers of SigmaTron International, Inc., a Delaware corporation, which is filing an Annual Report on Form 10-K with the Securities and Exchange Commission under the provisions of the Securities Exchange Act of 1934 as amended, hereby constitute and appoint Gary R. Fairhead and James J. Reiman, and each of them, each of their true and lawful attorneys-in fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in all capacities, to sign any or all amendments to the report to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as each of them might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities, and on the dates indicated.

| Signature | Title | Date |
| --- | --- | --- |
| /s/ Gary R. Fairhead<br>Gary R. Fairhead | Chairman of the Board of Directors,<br>Chief Executive Officer,<br>(Principal Executive Officer) and Director | September 3, 2024 |
| /s/ James J. Reiman<br>James J. Reiman | Chief Financial Officer, Vice President Finance,<br>Secretary and Treasurer (Principal Financial and<br>Accounting Officer) | September 3, 2024 |
| /s/Linda K. Frauendorfer<br>Linda K. Frauendorfer | Director | September 3, 2024 |
| /s/ Thomas W. Rieck<br>Thomas W. Rieck | Director | September 3, 2024 |
| /s/ Dilip S. Vyas<br>Dilip S. Vyas | Director | September 3, 2024 |
| /s/ Paul J. Plante<br>Paul J. Plante | Director | September 3, 2024 |
| /s/ Bruce J. Mantia<br>Bruce J. Mantia | Director | September 3, 2024 |

**SigmaTron International, Inc. and Subsidiaries**
**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
**April 30, 2024 and 2023**

---

## INDEX TO FINANCIAL STATEMENTS

**Page**

**SigmaTron International, Inc. and Subsidiaries**

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Shareholders and Board of Directors
SigmaTron International, Inc.
Elk Grove Village, Illinois

**Opinion on the Consolidated Financial Statements**

We have audited the accompanying consolidated balance sheets of SigmaTron International, Inc. (the "Company") as of April 30, 2024 and 2023, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at April 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

*Inventory Obsolescence Reserve*

As described in Notes B and D to the consolidated financial statements, as of April 30, 2024, the Company recorded an inventory obsolescence reserve of $2,323,689 primarily related to raw materials inventory of $107,155,093. A substantial portion of the Company's raw materials inventory has been purchased to fulfill committed future orders for which the Company is contractually entitled to recover its costs from its customers. For the remaining raw materials inventory ("value over stock raw material inventory"), the Company records provisions for excess and obsolete inventories for the difference between the cost of inventory and its estimated realizable value based on assumptions about future product demand and market conditions.

We identified the valuation of the value over stock raw material inventory as a critical audit matter.  In determining the obsolescence reserve for value over stock raw material inventory, critical inputs are used over the rates applied to historical usage and future customer demand to identify items for specific management review. The evaluation over the need for a reserve requires assumptions about the expected future ability to use the raw material inventory items based on an assessment of customer demand. Auditing the assumptions used by management in determining the inventory obsolescence reserve involved especially challenging auditor judgment due to the nature and extent of audit effort needed to evaluate the reasonableness of the assumptions and judgments made by management.

The primary procedures we performed to address this critical audit matter included:

- Testing the completeness and accuracy of the underlying historical usage and future customer demand used as inputs through the examination of relevant source documents.

- Evaluating management's conclusion by testing selected value over stock raw material inventory items, examining relevant source documents, both internal and external, to corroborate the expected future use of the identified raw material and the extent of any reserve required.

- Evaluating the reasonableness of management's prior period estimates for inventory reserves by performing a retrospective comparison of prior estimates to current year write-offs.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2006.

Chicago, Illinois
September 3, 2024

**SigmaTron International, Inc. and Subsidiaries**
**CONSOLIDATED BALANCE SHEETS**
**APRIL 30, 2024 and 2023**

| ASSETS | April 30, 2024 | April 30, 2023 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 2,417,360 | $ 819,129 |
| Accounts receivable, less allowance for credit losses of | | |
| $59,466 and $100,000 at April 30, 2024 and April 30, 2023, respectively | 32,043,985 | 46,284,818 |
| Inventories, net | 128,850,901 | 165,555,199 |
| Prepaid expenses and other assets | 1,886,701 | 1,678,263 |
| Refundable and prepaid income taxes | 1,716,372 | 779,705 |
| VAT receivables | 6,569,984 | 2,173,485 |
| Other receivables | 2,417,316 | 3,175,843 |
| Total current assets | 175,902,619 | 220,466,442 |
| **PROPERTY, MACHINERY AND EQUIPMENT, NET** | 33,755,078 | 35,788,357 |
| **OTHER LONG-TERM ASSETS** | | |
| Intangible assets, net | 979,188 | 1,311,030 |
| Deferred income taxes | 4,432,210 | 2,640,902 |
| Right-of-use assets | 7,463,301 | 7,225,423 |
| Other assets | 1,261,579 | 1,195,045 |
| Total other long-term assets | 14,136,278 | 12,372,400 |
| **TOTAL ASSETS** | $ 223,793,975 | $ 268,627,199 |

The accompanying notes are an integral part of these statements.

# SigmaTron International, Inc. and Subsidiaries
## CONSOLIDATED BALANCE SHEETS – CONTINUED
## APRIL 30, 2024 and 2023

| LIABILITIES AND STOCKHOLDERS' EQUITY | April 30, 2024 | April 30, 2023 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Trade accounts payable | $ 50,593,099 | $ 68,659,716 |
| Customer deposits | 10,738,596 | 6,500,000 |
| Accrued expenses | 2,554,260 | 2,933,430 |
| Accrued wages | 6,746,466 | 7,917,266 |
| Income taxes payable | 897,847 | 1,041,998 |
| Deferred revenue | 3,111,062 | 8,063,197 |
| Current portion of long-term debt | 66,244,227 | 52,761,520 |
| Current portion of finance lease obligations | 2,214,127 | 1,523,259 |
| Current portion of operating lease obligations | 2,789,107 | 2,908,213 |
| Total current liabilities | 145,888,791 | 152,308,599 |
| | | |
| Long-term debt, less current portion | 3,339,160 | 40,539,180 |
| Finance lease obligations, less current portion | 3,147,447 | 2,596,178 |
| Operating lease obligations, less current portion | 4,958,247 | 4,723,867 |
| Income taxes payable | 294,993 | 267,998 |
| Other long-term liabilities | 93,084 | 100,350 |
| Total long-term liabilities | 11,832,931 | 48,227,573 |
| Total liabilities | 157,721,722 | 200,536,172 |
| Commitment and contingencies (See Note R - Litigation) | | |
| **STOCKHOLDERS' EQUITY** | | |
| Preferred stock, $0.01 par value; 500,000 shares | | |
| authorized, none issued or outstanding | - | - |
| Common stock, $0.01 par value; 12,000,000 shares | | |
| authorized, 6,119,288 and 6,091,288 shares issued and | | |
| outstanding at April 30, 2024 and April 30, 2023, respectively | 61,193 | 60,634 |
| Capital in excess of par value | 42,453,394 | 41,986,570 |
| Retained earnings | 23,557,666 | 26,043,823 |
| Total stockholders' equity | 66,072,253 | 68,091,027 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 223,793,975 | $ 268,627,199 |

The accompanying notes are an integral part of these statements.

**SigmaTron International, Inc. and Subsidiaries**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**Years ended April 30, 2024 and 2023**

|  | | 2024 | | 2023 |
|---|---|---:|---|---:|
| Net sales | $ | 373,883,821 | $ | 414,435,845 |
| Cost of products sold | | 340,357,503 | | 362,982,248 |
| Gross profit | | 33,526,318 | | 51,453,597 |
| Selling and administrative expenses | | 26,392,403 | | 26,495,951 |
| Operating income | | 7,133,915 | | 24,957,646 |
| Other income | | 466,704 | | 632,223 |
| Interest expense | | (10,362,038) | | (8,403,904) |
| (Loss) income before income taxes | | (2,761,419) | | 17,185,965 |
| Income tax benefit (expense) | | 275,262 | | (2,991,541) |
| **Net (loss) income from continuing operations** | $ | (2,486,157) | $ | 14,194,424 |
| Discontinued operations: | | | | |
| Loss before tax from discontinued operations | | - | | (36,629,902) |
| Tax benefit from discontinued operations | | - | | 1,860,093 |
| **Net loss from discontinued operations** | $ | - | $ | (34,769,809) |
| **Net loss** | $ | (2,486,157) | $ | (20,575,385) |
| Basic (loss) earnings per common share: | | | | |
| (Loss) income from continuing operations | | (0.41) | | 2.34 |
| Loss from discontinued operations | | - | | (5.73) |
| Basic loss per common share: | $ | (0.41) | $ | (3.39) |
| Diluted (loss) earnings per common share: | | | | |
| (Loss) income from continuing operations | | (0.41) | | 2.34 |
| Loss from discontinued operations | | - | | (5.73) |
| Diluted loss per common share: | $ | (0.41) | $ | (3.39) |
| Weighted-average shares of common stock outstanding | | | | |
| Basic | | 6,094,914 | | 6,069,680 |
| Diluted | | 6,094,914 | | 6,069,680 |

The accompanying notes are an integral part of these statements.

**SigmaTron International, Inc. and Subsidiaries**
**CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
**Years ended April 30, 2024 and 2023**

| | Preferred stock | Common stock | Capital in excess of par value | Retained earnings | Total stockholders' equity |
|---|---|---|---|---|---|
| Balance at April 30, 2022 | - | 60,379 | 41,654,410 | 46,619,208 | 88,333,997 |
| Recognition of stock-based compensation | - | - | 184,343 | - | 184,343 |
| Restricted stock awards | - | 255 | 147,817 | - | 148,072 |
| Net loss from discontinued operations | - | - | - | (34,769,809) | (34,769,809) |
| Net income from continuing operations | - | - | - | 14,194,424 | 14,194,424 |
| Balance at April 30, 2023 | $ - | $ 60,634 | $ 41,986,570 | $ 26,043,823 | $ 68,091,027 |
| Recognition of stock-based compensation | - | - | 381,034 | - | 381,034 |
| Exercise of stock options | - | 30 | 9,570 | - | 9,600 |
| Restricted stock awards | - | 529 | 76,220 | - | 76,749 |
| Net loss | - | - | - | (2,486,157) | (2,486,157) |
| Balance at April 30, 2024 | $ - | $ 61,193 | $ 42,453,394 | $ 23,557,666 | $ 66,072,253 |

The accompanying notes are an integral part of these statements.

**SigmaTron International, Inc. and Subsidiaries**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**Years ended April 30, 2024 and 2023**

| | 2024 | 2023 |
|---|---|---|
| Cash flows from operating activities | | |
| Net (loss) income from continuing operations | $ (2,486,157) | $ 14,194,424 |
| Net loss from discontinued operations | - | (34,769,809) |
| Adjustments to reconcile net (loss) income to net | | |
| cash provided by (used) in operating activities from continuing | | |
| Depreciation and amortization of property, machinery and equipment | 5,939,172 | 5,817,659 |
| Stock-based compensation | 381,034 | 184,343 |
| Restricted stock expense | 76,749 | 148,072 |
| Provision for inventory obsolescence | 582,185 | 488,000 |
| Deferred income tax benefit | (1,791,308) | (2,362,771) |
| Amortization of intangible assets | 331,842 | 339,133 |
| Amortization of financing fees | 589,403 | 358,515 |
| Gain from involuntary conversion on non-monetary assets due to fire | - | (469,849) |
| Gain on the sale of building | (439,479) | - |
| Loss from disposal or sale of machinery and equipment | 44,270 | 15,419 |
| Changes in operating assets and liabilities, net of acquisition | | |
| Accounts receivable | 14,240,833 | (5,328,740) |
| Inventories | 36,122,113 | (2,819,297) |
| Prepaid expenses and other assets | (3,564,263) | 2,232,861 |
| Right-of-use assets | (237,878) | 3,721,341 |
| Refundable and prepaid income taxes | (936,667) | 468,790 |
| Income taxes payable | (117,156) | 150,109 |
| Trade accounts payable | (18,470,463) | (22,202,026) |
| Customer deposits | 4,238,596 | 1,500,000 |
| Deferred revenue | (4,952,135) | (3,179,709) |
| Operating lease liabilities | 115,274 | (3,780,682) |
| Accrued expenses and wages | (1,905,917) | (2,732,396) |
| Net cash provided by (used) in operating activities from continuing operations | 27,760,048 | (13,256,804) |
| Cash flows from investing activities from continuing operations | | |
| Purchases of machinery and equipment | (1,799,148) | (4,334,169) |
| Proceeds from the sale of business | - | 1 |
| Advances on notes receivable | - | (900,000) |
| Proceeds from insurance settlement | 160,454 | 54,921 |
| Proceeds from sale of building | 1,755,806 | - |
| Net cash used in investing activities from continuing operations | 117,112 | (5,179,247) |
| Cash flows from financing activities | | |
| Proceeds from the exercise of common stock options | 9,600 | - |
| Proceeds under equipment note | 2,356,575 | 416,728 |
| Payments under finance lease | (1,981,813) | (1,695,829) |
| Payments under equipment note | (1,237,739) | (1,094,905) |
| Payments under building notes payable | (50,571) | (6,042,197) |
| Borrowings under term loan agreement | - | 40,000,000 |
| Payments under term loan agreement | (2,330,000) | (750,000) |
| Borrowings under revolving line of credit | 393,285,344 | 454,991,301 |
| Payments under revolving line of credit | (415,821,324) | (460,103,679) |

**SigmaTron International, Inc. and Subsidiaries**
**CONSOLIDATED STATEMENTS OF CASH FLOWS – CONTINUED**
**Years ended April 30, 2024 and 2023**

| | | | |
|---|---|---|---|
| Payments of debt financing costs | | (509,001) | (1,566,032) |
| Net cash (used) in provided by financing activities | | (26,278,929) | 24,155,387 |
| | | | |
| Cash flows from discontinued operations: | | | |
| Net cash used in operating activities | | - | (7,264,377) |
| Net cash used in investing activities | | - | (134,419) |
| Net cash used in discontinued operations | | - | (7,398,796) |
| | | | |
| **Change in cash and cash equivalents** | | 1,598,231 | (1,679,460) |
| | | | |
| Cash and cash equivalents at beginning of year | | 819,129 | 2,498,589 |
| Cash and cash equivalents at end of year | $ | 2,417,360 | $ 819,129 |

| | | 2024 | 2023 |
|---|---|---|---|
| **Supplementary disclosures of cash flow information** | | | |
| Cash paid for interest | $ | 10,171,456 | $ 7,765,467 |
| Cash paid for income taxes | | 2,404,670 | 2,650,641 |
| Purchase of machinery and equipment financed | | | |
| under finance leases | | 3,223,950 | 1,599,456 |
| Right-of-use assets obtained in exchange for operating | | | |
| lease liabilities | | - | 3,721,341 |
| Financing of insurance policy | | 348,681 | 391,437 |

The accompanying notes are an integral part of these statements.

**SigmaTron International, Inc. and Subsidiaries**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**April 30, 2024 and 2023**

**NOTE A - DESCRIPTION OF THE BUSINESS**

SigmaTron International, Inc., its subsidiaries, foreign enterprises and international procurement office (collectively, the "Company") operate as an independent provider of electronic manufacturing services ("EMS") and was a provider of products to the Pet Tech market. The Pet Tech Segment was sold, effective as of April 1, 2023. The EMS segment includes printed circuit board assemblies, electro-mechanical subassemblies and completely assembled (box-build) electronic products. The Pet Tech reportable segment offered electronic products such as the Freedom Smart Dog Collar™, a wireless geo-mapped fence and wellness system, along with apparel and accessories. In connection with the production of assembled products, the EMS segment also provides services to its customers, including (1) automatic and manual assembly and testing of products; (2) material sourcing and procurement; (3) manufacturing and test engineering support; (4) design services; (5) warehousing and distribution services; (6) assistance in obtaining product approval from governmental and other regulatory bodies and (7) compliance reporting.

During the fourth quarter of fiscal 2023, the Company exited its active involvement in the Pet Tech business that is conducted by Wagz through the sale by the Company of a majority stake in Wagz, effective as of April 1, 2023. As a result, as of the closing, the Company holds a minority 19% ownership Wagz. However, the Company determined that due to financial uncertainty of Wagz after the Company's sale, the 19% ownership interest was fully reserved, as of April 30, 2023.

As of April 30, 2024, the Company provided manufacturing services through an international network of facilities located in the United States, Mexico, China, Vietnam and Taiwan. Approximately 43% of the total assets of the Company are located in foreign jurisdictions outside the United States as of April 30, 2024; 31% and 10% of the total assets were located in Mexico and China, respectively, and 2% in other foreign locations. As of April 30, 2023, approximately 37% of the total assets were located in foreign jurisdictions; 25% and 10% were located in China and Mexico, respectively, and 2% in other foreign locations.

The Company's primary secured credit agreements, being the Amended and Restated Credit Agreement dated as of July 18, 2022 (as amended, restated, supplemented or otherwise modified from time to time, the "JPM Credit Agreement") by and among the Company, the other loan party thereto and JPMorgan Chase Bank, N.A, as lender ("JPM"), and the Credit Agreement dated as of July 18, 2022 (as amended, restated, supplemented or otherwise modified from time to time, the "Term Loan Agreement" and together with the JPM Credit Agreement, the "Credit Agreements") by and among the Company, the financial institutions identified therein (the "TCW Lenders") and TCW Asset Management Company LLC, as administrative agent for the TCW Lenders (in such capacity, the "Agent," and collectively with the TCW Lenders and JPM, the "Lender Parties"), contain financial covenants relating to (i) the Fixed Charge Coverage Ratio (as defined in the Credit Agreements), which is the ratio of the Company's fixed payments on its indebtedness made during any fiscal period minus non-financed capital expenditures to EBITDA (as defined in the Credit Agreements) and (ii) the Total Debt to EBITDA Ratio (as defined in the Credit Agreements), which is the ratio of the Company's borrowed money or letters of credit to EBITDA.

As of August 19, 2024, the Company was not in compliance with the financial covenants under the Credit Agreements as follows: the Fixed Charge Coverage Ratio for each of the twelve month periods ending on April 30, 2024, May 31, 2024, June 30, 2024, and July 31, 2024 was less than 1.10:1.00, the Total Debt to EBITDA Ratio for the twelve month period ending on April 30, 2024 was greater than 4.50:1.00, and the Total Debt to EBITDA Ratio for the twelve month period ending on July 31, 2024 was greater than 4.25:1.00 (collectively, the "2024 Covenant Defaults"). In addition, the Company received a delinquency notification letter from Nasdaq, dated August 16, 2024, indicating that the Company was not in compliance with the continued listing requirements of Nasdaq for failing to timely file the Company's Form 10- K annual report for the fiscal year ended April 30, 2024. This notification also constituted a default under the Credit Agreements (collectively with the 2024 Covenant Defaults, the "2024 Defaults"). The Company has 60 days from the date of the Nasdaq delinquency notice, or until October 15, 2024, to file a plan with Nasdaq to regain compliance.

Due to the 2024 Defaults, the total debt balances for both the Facility and the TCW Term Loan had been classified as a current liability on the Condensed Consolidated Balance Sheet as of April 30, 2024.

## NOTE A - DESCRIPTION OF THE BUSINESS - Continued

On August 19, 2024 (the "Third Amendment Effective Date"), the Lender Parties waived the 2024 Defaults pursuant to (i) the Waiver and Amendment No. 3 to Credit Agreement (the "JPM Amendment") between the Company and JPM, and (ii) the Waiver and Amendment No. 3 to Credit Agreement (the "TCW Amendment" and together with the JPM Amendment, the "2024 Amendments") by and among the Company, the TCW Lenders, and the Agent. In consideration of the TCW Amendment, the Company and the Agent also entered into the Third Amendment Fee Letter to the TCW Credit Agreement (the "Fee Letter") dated as of the Third Amendment Effective Date. The 2024 Amendments also amended the financial covenants and certain other terms of the Credit Agreements, including, among other things, that the Company will pursue and close a Replacement Transaction (as defined in the Credit Agreements) to pay the obligations under the Credit Agreements in full no later than September 30, 2025 unless the Company meets certain debt ratios for the twelve month period ending on August 31, 2025. See *Waivers and Amendments No. 3* within Note I – Long-Term Debt for more information.

The Company is taking steps to reduce its debt and cost structure. Most recently, since the beginning of calendar year 2024, these actions include the sale of its Elgin, Illinois property and consolidation of the Elgin operations to the Elk Grove Village, Illinois headquarters, reduction of headcounts at various operations and corporate, and inventory reduction. At this time, it is expected that these results plus the amendments to the financial covenants and other provisions of the Credit Agreements that are included in the 2024 Amendments should poise the Company for compliance. At the same time, the Company continues to explore other strategic initiatives to further reduce its debt to enable it to continue to comply with increasingly stringent financial covenants. Delays or a failure to effectively reduce debt, including due to circumstances outside of our control, could have an adverse effect on our financial position and results of operations.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Consolidation Policy*

The consolidated financial statements include the accounts and transactions of SigmaTron International, Inc. ("SigmaTron"), its subsidiaries, Standard Components de Mexico, S.A., AbleMex S.A. de C.V., Digital Appliance Controls de Mexico, S.A. de C.V., Spitfire Controls (Vietnam) Co. Ltd., and Spitfire Controls (Cayman) Co. Ltd., SigmaTron International Trading Co., wholly-owned foreign enterprises Wujiang SigmaTron Electronics Co. Ltd., and Wujiang SigmaTron Electronic Technology Co., Ltd. (collectively, "SigmaTron China"), its international procurement office, SigmaTron International Inc. Taiwan Branch, and Wagz, Inc. (majority of business sold, effective as of April 1, 2023). The functional currency of the Mexican, Vietnamese and Chinese subsidiaries and procurement branch is the U.S. Dollar. Intercompany transactions are eliminated in the consolidated financial statements. The impact of currency fluctuations for the fiscal year ended April 30, 2024, resulted in net foreign currency transaction losses of $796,315 compared to net foreign currency losses of $892,642 in the prior year which are reflected as cost of products sold on the Company's Consolidated Statements of Operations.

### *Discontinued Operations*

On April 1, 2023, SigmaTron completed the sale of its Wagz, Inc. business. In accordance with the authoritative guidance for discontinued operations (Accounting Standards Codification (ASC) 205-20), the Company determined that the Wagz, Inc. business met discontinued operations accounting criteria at the end of the fourth quarter of fiscal year 2023. The results of the Wagz, Inc. business and the related cash flows have been reported as discontinued operations in the Consolidated Statements of Operations and Consolidated Statements of Cash Flows, respectively, through the date of sale. These changes have been applied to all periods presented. See Note P — Discontinued Operations, for additional information.

**NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued**

*Use of Estimates*

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in preparing the consolidated financial statements include depreciation and amortization periods, the allowance for credit losses, excess and obsolete reserves for inventory, deferred income, deferred taxes, valuation allowance for deferred taxes and valuation of long-lived assets. Actual results could materially differ from these estimates.

*Cash and Cash Equivalents*

Cash and cash equivalents include cash and all highly liquid short-term investments with original maturities within three months of the purchase date.

*Accounts Receivable*

The majority of the Company's accounts receivable are due from companies in the industrial electronics, consumer electronics and medical/life sciences industries. Credit is extended based on evaluation of a customer's financial condition, and, generally, collateral is not required. Accounts receivable are due in accordance with agreed upon terms, and are stated at amounts due from customers net of an allowance for expected credit losses. Accounts outstanding longer than the contractual payments terms are considered past due. The Company writes off accounts receivable when they are determined to be uncollectible.

*Financing Receivables*

The Company has arrangements with various financial institutions to sell certain eligible accounts receivable balances from specific customers without recourse. The accounts receivable balances sold are at the election of the Company. The Company incurred fees for such sales, which are reflected as selling and administrative expenses on the Company's Consolidated Statements of Operations and were not material for the fiscal years ended April 30, 2024 and 2023. The accounts receivable balances are derecognized at the time of sale, as the Company does not have continuing involvement after the point of sale. During the years ended April 30, 2024 and April 30, 2023, the Company sold without recourse trade receivables of approximately $61,000,000 and $94,000,000, respectively. Cash proceeds from these agreements are reflected as operating activities included in the change in accounts receivable in the Company's Consolidated Statements of Cash Flows.

*Allowance for Expected Credit Losses*

The Company's allowance for expected credit losses relates to receivables not expected to be collected from its customers. Management estimates the allowance for credit losses using relevant available information about expected credit losses and an age-based reserve model. This allowance is based on management's assessment of specific customer balances, considering the age of receivables and financial stability of the customer and a five-year average of prior uncollectible amounts. Inputs to the model include information about historical credit losses, past events and current conditions. If there is an adverse change in the financial condition of the Company's customers, or if actual defaults are higher than provided for, an addition to the allowance may be necessary.

**NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued**

*Inventories*

Inventories are valued at cost.  Cost is determined by an average cost method and the Company allocates labor and overhead to work-in-process and finished goods.  In the event of an inventory write-down, the Company records expense to state the inventory at lower of cost or net realizable value.  The Company establishes inventory reserves for shrinkage and excess and obsolete inventory.  The Company records provisions for inventory shrinkage based on historical experience to account for unmeasured usage or loss.  Of the Company's raw materials inventory, a substantial portion has been purchased to fulfill committed future orders or for which the Company is contractually entitled to recover its costs from its customers.  For the remaining raw materials inventory, which the Company defines as Value Over Stock Raw Materials, a provision for excess and obsolete inventories is recorded for the difference between the cost of inventory and its estimated realizable value based on assumptions about future product demand and market conditions.  Upon a subsequent sale or disposal of the impaired inventory, the corresponding reserve is relieved to ensure the cost basis of the inventory reflects any reductions.  Actual results differing from these estimates could significantly affect the Company's inventories and cost of products sold as the inventory is sold or otherwise relieved.

*Property, Machinery and Equipment*

Property, machinery and equipment are valued at cost.  The Company provides for depreciation and amortization using the straight-line method over the estimated useful life of the assets:

| | |
|---|---|
| Buildings | 20 years |
| Machinery and equipment | 5-12 years |
| Office equipment and software | 3-5 years |
| Leasehold improvements | lesser of lease term or useful life |

Expenses for repairs and maintenance are charged to selling and administrative expenses as incurred.

*Deferred Financing Costs*

Deferred financing costs consist of costs incurred to obtain the Company's long-term debt and are amortized using the straight-line method, which approximates the effective interest method, over the term of the related debt.  Deferred financing fees of $1,528,156 and $1,608,558 net of accumulated amortization of $876,524 and $457,992, respectively, as of April 30, 2024 and April 30, 2023, respectively, are deducted from long term debt on the Company's Consolidated Balance Sheet.

*Income Taxes*

The Company's income tax expense, deferred tax assets and liabilities and reserves for unrecognized tax benefits reflect management's best assessment of estimated future taxes to be paid.  The Company is subject to income taxes in both the U.S. and several foreign jurisdictions.  Significant judgments and estimates by management are required in determining the consolidated income tax expense assessment.

Deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.  In evaluating the Company's ability to recover its deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations.  In projecting future taxable income, the Company begins with historical results and changes in accounting policies, and incorporates assumptions including the amount of future state, federal and foreign

**NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued**

*Income Taxes - Continued*

pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment and estimates by management about the forecasts of future taxable income and are consistent with the plans and estimates the Company uses to manage the underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income and/or loss. Valuation allowances are established when necessary to reduce deferred income tax assets to an amount more likely than not to be realized.

A tax benefit from an uncertain tax position may only be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across its global operations. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Except as noted below, management is not aware of any such changes that would have a material effect on the Company's results of operations, cash flows or financial position.

The Company adjusts its tax liabilities when its judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from its current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.

**NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued**

*Earnings per Share*

Basic earnings per share are computed by dividing net income (loss) (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common stock equivalents such as stock options and restricted stock, had been exercised or vested. There were 325,577 and 105,286 anti-dilutive common stock equivalents at April 30, 2024 and April 30, 2023, respectively, which have been excluded from the calculation of diluted earnings per share.

| | Fiscal Years Ended April 30, | |
|---|---|---|
| | 2024 | 2023 |
| Net (loss) income from continuing operations | $ (2,486,157) | $ 14,194,424 |
| Net loss from discontinued operations | - | (34,769,809) |
| Total net loss | (2,486,157) | (20,575,385) |
| Weighted-average shares | | |
| Basic | 6,094,914 | 6,069,680 |
| Effect of dilutive stock options | - | - |
| | | |
| Diluted | 6,094,914 | 6,069,680 |
| | | |
| Basic (loss) earnings per common share | | |
| Basic (loss) earnings per share from continuing operations | (0.41) | 2.34 |
| Basic loss per share from discontinued operations | - | (5.73) |
| Basic total loss per share | $ (0.41) | $ (3.39) |
| | | |
| Diluted (loss) earnings per common share | | |
| Diluted (loss) earnings per share from continuing operations | (0.41) | 2.34 |
| Diluted loss per share from discontinued operations | - | (5.73) |
| Diluted total loss per share | $ (0.41) | $ (3.39) |

**NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued**

*Revenue Recognition*

The Company recognizes revenue when title to the goods or services are transferred to its customers, for an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company's primary performance obligation to its customers is the production of finished goods electronic assembly products pursuant to purchase orders. The Company has concluded that title to the products it sells and transfers to its customers and an enforceable right to receive payment is customarily established at the point in time when the finished goods are invoiced to its customers, or in some cases delivered pursuant to the specified shipping terms of each customer arrangement. With respect to consignment arrangements, control transfers and revenue is recognized at the point in time when the goods are shipped to the customer from the consignment location or when delivered to the customer (pursuant to agreed upon shipping terms) and invoiced. In those limited instances where finished goods delivered to the customer location are stored in a segregated area which are not controlled by the customer (title transfer) until they are pulled from the segregated area and consumed by the Company's customer, revenue is recognized upon consumption. For tooling services, the Company's performance obligation is satisfied at the point in time when the customer takes legal possession of dies or molds, which accounted for less than 1% of the Company's revenue. From time to time, the Company performs engineering, design, and testing services. The Company's performance obligations for these services are satisfied over time as the respective services are rendered as its customers simultaneously derive value from the Company's performance. None of these services were performed during fiscal 2024 and 2023. From the time that a customer purchase order is received and contract is established, the Company's performance obligations are typically fulfilled within a few weeks after receipt of all material. The Company does not have any performance obligations that require more than 12 months to fulfill.

Each customer purchase order sets forth the transaction price for the products and services purchased under that arrangement. The Company evaluates the credit worthiness of its customers and exercises judgment to recognize revenue based upon the amount the Company expects to be paid for each sales transaction it enters into with its customers. Some customer arrangements include variable consideration, such as volume rebates, some of which depend upon the Company's customers meeting specified performance criteria, such as a purchasing level over a period of time. The Company exercises judgment to estimate the most likely amount of variable consideration at each reporting date.

The Company's typical payment terms are 30 days and its sales arrangements do not contain any significant financing component for its customers. The Company's customer arrangements do not generate contract assets that are material to the consolidated financial statements.

Contract liabilities consist of payments received in advance of the transfer of control to the customer. As products are delivered and control transfers, the Company recognizes the deferred revenue in net sales in the Consolidated Statements of Operations. The following table summarizes the deferred revenue associated with payments received in advance of the transfer of control to the customer reported as deferred revenue in the Consolidated Balance Sheets and amounts recognized through net sales for each period presented.

| | Fiscal Years Ended April 30, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Contract Liability (deferred revenue) beginning of period | $ 8,063,197 | $ 11,242,906 |
| Deferred revenue recognized in period | (18,504,142) | (44,017,472) |
| Revenue deferred in period | 13,552,007 | 40,837,763 |
| Deferred revenue end of period | $ 3,111,062 | $ 8,063,197 |

The Company generally provides a warranty for workmanship, unless the assembly was designed by the Company, in which case it warrants assembly/design. The Company assembles and tests assemblies based on customers'

**NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued**

*Revenue Recognition - Continued*

specifications prior to shipment.  Historically, the amount of returns for workmanship issues has been de minimis under the Company's standard or extended warranties.  The Company does not provide its customers the option to purchase additional warranties and, therefore, the Company's warranties are not considered a separate service or performance obligation.

The Company utilizes the practical expedient to treat shipping and handling activities after the customer obtains control as fulfillment activities.  The Company records shipping and handling costs as selling and administrative expenses and costs are accrued when revenue is recognized.

The Company pays sales commissions to its sales representatives which may be considered as incremental costs to obtain a contract. However, since the recoverability period is less than one year, the Company utilizes the practical expedient provided by the revenue recognition accounting standard that allows an entity to expense the costs of obtaining a contract as incurred.

During fiscal year 2024, no revenues were recognized from performance obligations satisfied or partially satisfied in previous periods and no amounts were allocated to performance obligations that remain unsatisfied or partially unsatisfied at April 30, 2024.  The Company is electing not to disclose the value of the remaining unsatisfied performance obligation with a duration of one year or less as permitted by the practical expedient in ASU 2014-09, "*Revenue from Contracts with Customers.*"  The Company had no material remaining unsatisfied performance obligations as of April 30, 2024, with an expected duration of greater than one year.

The following table presents the Company's revenue disaggregated by the principal end-user markets it serves:

| Net sales by end-market | | Year Ended April 30, 2024 | | Year Ended April 30, 2023 |
|---|---|---|---|---|
| Industrial Electronics | $ | 261,411,363 | $ | 278,844,264 |
| Consumer Electronics | | 86,853,315 | | 109,043,652 |
| Medical / Life Sciences | | 25,619,143 | | 26,547,929 |
| Total Net Sales | $ | 373,883,821 | $ | 414,435,845 |

*Shipping and Handling Costs*

The Company records shipping and handling costs for goods shipped to customers as selling and administrative expenses.  Customers are typically invoiced for shipping costs and such amounts are included in net sales.  Shipping and handling costs were not material to the financial statements for fiscal years 2024 or 2023.

*Fair Value Measurements*

Fair value measurements are determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs.  The Company utilizes a fair value hierarchy based upon the observability of inputs used in valuation techniques as follows:

Level 1: Observable inputs such as quoted prices in active markets;
Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

**SigmaTron International, Inc. and Subsidiaries**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED**
**April 30, 2024 and 2023**

**NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued**

*Fair Value of Financial Instruments*

The Company's financial instruments include cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued expenses which approximate fair value at April 30, 2024 and April 30, 2023, due to their short-term nature and are considered Level 1.  The carrying amounts of the Company's debt obligations approximate fair value based on future payments discounted at current interest rates for similar obligations or interest rates which fluctuate with the market and are considered Level 2.

*Intangible Assets*

Intangible assets are comprised of finite life intangible assets including customer relationships, trade names and patents.  Finite life intangible assets are amortized on a straight-line basis over their estimated useful lives of 20 years for trade names, 18 years for patents, and customer relationships which are amortized on an accelerated basis over their estimated useful life of 15 years.

*Impairment of Long-Lived Assets*

The Company reviews long-lived assets, including amortizable intangible assets, for impairment in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 360: *Property, Plant and Equipment*.  Property, machinery and equipment and finite life intangible assets are reviewed whenever events or changes in circumstances occur that indicate possible impairment.  If events or changes in circumstances occur that indicate possible impairment, the Company first performs an impairment review based on an undiscounted cash flow analysis at the lowest level at which cash flows of the long-lived assets are largely independent of other groups of its assets and liabilities.  This analysis requires management judgment with respect to changes in technology, the continued success of product lines, and future volume, revenue and expense growth rates.  If the carrying value exceeds the undiscounted cash flows, the Company records an impairment, if any, for the difference between the estimated fair value of the asset group and its carrying value.  The Company further conducts annual reviews of its long-lived asset groups for possible impairment.

During the third quarter of fiscal 2023, the Company revised the financial outlook for the Pet Tech segment, resulting in lower projected sales and net income for future periods.  The Company assessed the overall market acceptance of the current Wagz product offerings after the holiday season and determined that this constituted a triggering event for the Company's long-lived asset groups, primarily consisting of patents, trade names and certain fixed assets.  The Company reviewed the undiscounted future cash flows for the identified long-lived asset group, and the results of the analysis indicated the carrying amount for the long-lived group was not expected to be recovered.

The fair value of the identified intangible assets was estimated using the relief from royalty method, which is a risk-adjusted discounted cash flow approach. The relief from royalty method values an intangible asset by estimating the royalties saved through ownership of the asset. The relief from royalty method requires identifying the future revenue that would be generated by the intangible asset, multiplying it by a royalty rate deemed to be avoided through ownership of the asset and discounting the projected royalty savings amounts back to the acquisition date using the internal rate of return.

The Company determined the fair value of the long-lived asset group was lower than its carrying value and recorded an intangible asset impairment charge of $9,527,773 during the third quarter of fiscal 2023.  This non-cash charge was recorded to impairment of goodwill and intangible assets on the unaudited condensed consolidated statements of operations as of January 31, 2023.  For the year ended April 30, 2023 this non-cash charge has been reported under discontinued operations.  See Note H – Intangible Assets and Note P – Discontinued Operations, for more information.

The Company's analysis for fiscal year 2024 did not indicate that any of its other long-lived assets were impaired.  The Company has yet to experience significant cancellations of orders; however, the potential impact of future

**NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued**

*Impairment of Long-Lived Assets - Continued*

disruptions, may have a significant adverse impact on the timing of delivery of customer orders and the levels of future customer orders.

*Goodwill*

Goodwill represents the excess cost over fair value of the net assets of acquired businesses. The Company does not amortize goodwill and intangible assets that have indefinite lives. The Company performs an impairment assessment of goodwill and intangible assets with indefinite lives annually, or more frequently if triggering events occur, based on the estimated fair value of the related reporting unit or intangible asset. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. When performing its annual impairment assessment as of April 30, the Company evaluates the goodwill assigned to each of its reporting units for potential impairment by comparing the estimated fair value of the relevant reporting unit to the carrying value. The Company uses various Level 2 and Level 3 valuation techniques to determine the fair value of its reporting units, including discounting estimated future cash flows based on a cash flow forecast prepared by the relevant reporting unit and market multiples of relevant public companies. If the fair value of a reporting unit is less than its carrying value, a goodwill impairment loss is recorded for the difference.

The Company observed during the third quarter of fiscal 2023, the overall lack of market acceptance of the current Wagz product offerings during the holiday season and determined this constituted a triggering event. Accordingly, the Company performed a quantitative goodwill impairment test and estimated the fair value of the Pet Tech segment based on a combination of an income approach (estimates of future discounted cash flows), a market approach (market multiples for similar companies) and a cost approach. Significant unobservable inputs and assumptions inherent in the valuation methodologies, which represented Level 3 inputs, under the fair value hierarchy, were employed and included, but were not limited to, prospective financial information, terminal value assumptions, discount rates, and multiples from comparable publicly traded companies in the Pet Tech industry.

The cost approach is based on upon the concept of replacement cost as an indicator of value. Stated another way, this approach is premised on the assumption that a prudent investor would pay no more for an asset than the amount for which the asset could be replaced. The cost approach establishes value based on the cost reproducing or replacing the property, less depreciation from physical deterioration and functional obsolescence, if present and measurable.

During the third quarter of fiscal 2023, the Company determined its goodwill was fully impaired as the fair value was lower than the carrying value and recorded an impairment charge of $13,320,534. This non-cash charge was recorded to impairment of goodwill and intangible assets on the unaudited condensed consolidated statements of operations. As of April 30, 2023 this non-cash charge has been reported under discontinued operations. See Note P – Discontinued Operations, for more information.

*Investment in Wagz*

On December 31, 2021, the Company acquired 100% of the stock of Wagz under the terms of the Agreement and Plan of Merger dated July 19, 2021, as amended by the First Amendment to Agreement and Plan of Merger dated December 7, 2021 (the "Merger Agreement"). Wagz has developed and brought to market a high tech pet collar and has multiple other products in development. Wagz is an internet of things ("IoT") company which both owns intellectual property and secures recurring revenue through subscriptions for its services.

Prior to the acquisition, the Company had an investment in Wagz of $600,000, Convertible Secured Promissory Notes issued by Wagz of $12,000,000 and Secured Promissory Notes issued by Wagz of $1,380,705. Pursuant to the Merger Agreement, prior to the acquisition, the Convertible Secured Promissory Notes converted to 12,000,000 shares of Wagz common stock, resulting in a 25.5% ownership in Wagz. The Company's 25.5% equity interest in Wagz

**NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued**

*Investment in Wagz - Continued*

common stock was remeasured to fair value of $6,299,765, resulting in a non-cash impairment charge of $6,300,235 within the Statements of Operations during fiscal year 2022.

Pursuant to the Merger Agreement, 2,443,870 shares of common stock of the Company were issued in the merger for a value of 25,245,177, of which 1,546,592 shares are allocated to Wagz shareholders (excluding the Company) for a total value of $15,976,295, and 897,278 shares are allocated to the Company and treated as treasury stock for a total value of $9,268,881, recorded in the Statements of Changes in Stockholders' Equity for the fiscal year 2022. The treasury shares were retired as of April 30, 2022. On April 28, 2023, effective as of April 1, 2023, the Company sold a majority of its interest in Wagz, which operated the Pet Tech business. Please refer to Note F – Disposition, for more information. However, the Company determined that due to financial uncertainty of Wagz after the Company's sale, the 19% ownership interest was fully reserved as of April 30, 2023.

*Stock Incentive Plans*

Under the Company's stock option plans, options to acquire shares of SigmaTron's common stock have been made available for grant to certain employees. Each option granted has an exercise price of not less than 100% of the market value of the common stock on the date of grant. The contractual life of each option is generally 10 years. The vesting of the grants varies according to the individual options granted. The Company measures the cost of employee services received in exchange for an equity award based on the grant date fair value and records that cost over the respective vesting period of the award.

The Company has a restricted stock plan under which non-employee directors may acquire shares of SigmaTron's common stock. The restricted stock plan has been approved by the Company's stockholders. The restricted stock plan is interpreted and administered by the Compensation Committee of SigmaTron's Board of Directors. All awarded stock under the plan vests in six months from the date of grant. Awarded stock under this plan is granted at the closing price of SigmaTron's common stock on the date of grant.

*Reclassifications*

Certain amounts recorded in the prior-period consolidated financial statements have been reclassified to conform to the current-period financial statement presentation. These reclassifications had no effect on previously reported results of operations.

*New Accounting Standards*

In June 2016, the FASB issued ASU No. 2016-13, "*Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.*" ASU 2016-13, as amended by ASU 2019-04 and ASU 2019-05, that introduces a new forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments, including trade receivables. The estimate of expected credit losses will require entities to incorporate considerations of historical information, current information and reasonable and supportable forecasts. This ASU also expands the disclosure requirements to enable users of financial statements to understand the entity's assumptions, models and methods for estimating expected credit losses. For smaller reporting companies, ASU 2016-13 is effective for annual and interim reporting periods beginning after December 15, 2022, and the guidance is to be applied using the modified-retrospective approach. Earlier adoption is permitted. The Company adopted this ASU in the first quarter ended July 31, 2023 and it had no material impact on the consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, "*Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*", which provides optional expedients and exceptions for a period of time to ease the potential burden in accounting for the transition from reference rates that are expected to be

**NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued**

*New Accounting Standards - Continued*

discontinued. Regulators and market participants in various jurisdictions have undertaken efforts to eliminate certain reference rates and introduce new reference rates that are based on a larger and more liquid population of observable transactions. The amendments in this update apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. In January 2021, the FASB issued clarification on the scope of relief related to the reference rate reform. In December 2022, the FASB extended the period of time entities can use the reference rate reform relief guidance by two years which defers the sunset date from December 31, 2022 to December 31, 2024. The Company adopted this ASU in fiscal 2023 and it had no impact on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*", which focuses on income tax disclosures around effective tax rates and cash income taxes paid. This ASU requires public business entities to disclose, on an annual basis, a rate reconciliation presented in both dollars and percentages. ASU 2023-09 also identifies specific categories that would require disclosure, including the following:

- State and local income tax, net of federal income tax effect
- Foreign tax effects
- Effect of cross-border tax laws
- Enactment of new tax laws
- Nontaxable or nondeductible items
- Tax credits
- Changes in valuation allowances
- Changes in unrecognized tax benefits

This ASU also requires entities to disclose the amount of income taxes paid, net of refunds received, disaggregated by federal, state and foreign jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 2024. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

**NOTE C - ALLOWANCE FOR CREDIT LOSSES**

Changes in the Company's allowance for credit losses are as follows:

|  | 2024 | 2023 |
|---|---|---|
| Beginning Balance | $ 100,000 | $ 100,000 |
| Bad debt expense | (40,534) | - |
| Bad debt recovery | - | - |
| Write-offs | - | - |
|  | $ 59,466 | $ 100,000 |

**SigmaTron International, Inc. and Subsidiaries**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED**
**April 30, 2024 and 2023**

## NOTE D - INVENTORIES

Inventories consist of the following at April 30:

|  | | **2024** | | **2023** |
|---|---|---|---|---|
| Finished products | $ | 18,457,912 | $ | 22,093,018 |
| Work-in-process | | 4,492,609 | | 5,415,917 |
| Raw materials | | 108,224,069 | | 142,612,325 |
| | | 131,174,590 | | 170,121,260 |
| Less obsolescence reserve (1) | | 2,323,689 | | 4,566,061 |
| | $ | 128,850,901 | $ | 165,555,199 |

    (1)   The obsolescence reserve primarily relates to raw materials.

Changes in the Company's inventory obsolescence reserve are as follows:

|  | | **2024** | | **2023** |
|---|---|---|---|---|
| Beginning balance | $ | 4,566,061 | $ | 3,236,347 |
| Provision for obsolescence | | 582,185 | | 488,000 |
| Provision for Wagz inventory | | - | | 1,441,063 |
| Write-offs | | (2,824,557) | | (599,349) |
| | $ | 2,323,689 | $ | 4,566,061 |

## NOTE E - PROPERTY, MACHINERY AND EQUIPMENT, NET

Property, machinery and equipment consist of the following at April 30:

|  | | **2024** | | **2023** |
|---|---|---|---|---|
| Land and buildings | $ | 17,112,294 | $ | 18,826,246 |
| Machinery and equipment | | 86,591,310 | | 85,895,593 |
| Office equipment and software | | 15,297,251 | | 14,675,432 |
| Leasehold improvements | | 3,139,190 | | 3,137,540 |
| Equipment under finance leases | | 9,111,077 | | 6,300,225 |
| | | 131,251,122 | | 128,835,036 |
| Less accumulated depreciation and amortization, including accumulated amortization of assets under finance leases of $1,658,432 and $1,006,128 at April 30, 2024 and 2023, respectively | | 97,496,044 | | 93,046,679 |
| Property, machinery and equipment, net | $ | 33,755,078 | $ | 35,788,357 |

Depreciation and amortization expense of property, machinery and equipment was $5,939,172 and $5,817,659 for the fiscal years ended April 30, 2024 and April 30, 2023, respectively.

**NOTE F – DISPOSITION**

During the fourth quarter of fiscal 2023, the Company exited its active involvement in the Pet Tech business that is conducted by Wagz through the sale by the Company of a majority stake in Wagz, effective as of April 1, 2023. As a result, as of the closing, the Company holds a minority 19% ownership Wagz. However, the Company determined that due to financial uncertainty of Wagz after the Company's sale, the 19% ownership interest was fully reserved, as of April 30, 2023.

**NOTE G – SEGMENT AND GEOGRAPHIC AREA INFORMATION**

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Separate financial information is regularly evaluated by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources. For the Company, the CODM is the Company's Chief Executive Officer.

The EMS reportable segment includes printed circuit board assemblies, electro-mechanical subassemblies and completely assembled (box-build) electronic products. In connection with the production of assembled products, the EMS segment provides services to its customers, including (1) automatic and manual assembly and testing of products; (2) material sourcing and procurement; (3) manufacturing and test engineering support; (4) design services; (5) warehousing and distribution services; (6) assistance in obtaining product approval from governmental and other regulatory bodies and (7) compliance reporting. The EMS segment produces the Freedom Smart Dog Collar™ sold by the Pet Tech segment.

The Pet Tech reportable segment offered electronic products such as the Freedom Smart Dog Collar™, a wireless geo-mapped fence and wellness system, along with apparel and accessories. The Pet Tech Segment was sold, effective as of April 1, 2023. The results for the Pet Tech Segment are reported as discontinued operations for fiscal 2023.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note-A Description of the Business. The CODM allocates resources to and evaluates the performance of each operating segment based on operating income.



**NOTE G – SEGMENT AND GEOGRAPHIC AREA INFORMATION - Continued**

The tables below present information about the Company's reportable segments.

| | Fiscal Year Ended April 30, 2024 | | |
| --- | --- | --- | --- |
| | EMS Segment | Pet Tech Segment | Consolidated |
| Net sales | $ 373,883,821 | $ - | $ 373,883,821 |
| Operating income | 7,133,915 | - | 7,133,915 |
| Other income | | | 466,704 |
| Interest expense, net | | | (10,362,038) |
| Loss before income taxes | | | $ (2,761,419) |
| Purchases of machinery and equipment | 5,023,098 | - | 5,023,098 |
| Depreciation and amortization of property, machinery and equipment | 5,939,172 | - | 5,939,172 |
| Identifiable assets | $ 223,793,975 | $ | $ 223,793,975 |

| | Fiscal Year Ended April 30, 2023 | | |
| --- | --- | --- | --- |
| | EMS Segment | Pet Tech Segment | Consolidated |
| Net sales (1) (2) | $ 414,435,845 | $ 1,598,929 | $ 416,034,774 |
| Operating income (loss) (2) | 24,957,646 | (32,887,193) | (7,929,547) |
| Other income | | | 632,223 |
| Interest expense, net | | | (8,403,904) |
| Income before income taxes | | | $ (15,701,228) |
| Purchases of machinery and equipment | 4,334,169 | 134,419 | 4,468,588 |
| Depreciation and amortization | 5,817,659 | 45,877 | 5,863,536 |
| Identifiable assets (2) | $ 268,627,199 | $ | $ 268,627,199 |

(1) The EMS segment manufactures products sold to the Pet Tech segment. Related intersegment sales of $938,370 have been eliminated.
(2) The results for the Pet Tech Segment are reported as discontinued operations for fiscal 2023.

F-24

**SigmaTron International, Inc. and Subsidiaries**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED**
**April 30, 2024 and 2023**

**NOTE G – SEGMENT AND GEOGRAPHIC AREA INFORMATION - Continued**

The following tables set forth net sales from continuing operations and tangible long-lived assets by geographic area where the Company operates. Tangible long-lived assets include property, plant and equipment and operating lease assets.

| | Fiscal Year Ended | |
| | April 30, 2024 | April 30, 2023 |
|---|---|---|
| Net sales: | | |
| U.S. | $ 111,520,788 | $ 117,389,877 |
| China | 38,363,805 | 48,584,165 |
| Vietnam | 6,101,237 | 11,523,284 |
| Mexico | 217,897,991 | 236,938,519 |
| Total net sales | $ 373,883,821 | $ 414,435,845 |

| | Fiscal Year Ended | |
| | April 30, 2024 | April 30, 2023 |
|---|---|---|
| Tangible long-lived assets, net: | | |
| U.S. | $ 16,938,201 | $ 20,371,298 |
| China | 3,699,857 | 4,212,780 |
| Mexico | 20,091,947 | 17,574,899 |
| Other | 488,374 | 854,803 |
| Total tangible long-lived assets, net | $ 41,218,379 | $ 43,013,780 |

**NOTE H - INTANGIBLE ASSETS**

*Intangible Assets*

Intangible assets subject to amortization are summarized as of April 30, 2024 as follows:

| | April 30, 2024 | | |
|---|---|---|---|
| | **Gross Carrying Amount** | **Accumulated Amortization** | **Net Intangible Asset Balance** |
| Spitfire: | | | |
| Non-contractual customer relationship | $ 4,690,000 | $ 3,710,812 | $ 979,188 |

Intangible assets subject to amortization are summarized as of April 30, 2023, as follows:

| | April 30, 2023 | | | | |
|---|---|---|---|---|---|
| | **Gross Carrying Amount** | **Accumulated Amortization** | **Impairment Amount** | **Write Off Amount** | **Net Asset** |
| Spitfire: | | | | | |
| Non-contractual customer relationship | 4,690,000 | 3,378,970 | - | - | 1,311,030 |
| Wagz: | | | | | |
| Trade name | 1,230,000 | 68,380 | 813,960 | 347,660 | - |
| Patents | 9,730,000 | 586,313 | 8,713,813 | 429,874 | - |
| Total | $ 15,650,000 | $ 4,033,663 | $ 9,527,773 | $ 777,534 | $ 1,311,030 |

**NOTE H - INTANGIBLE ASSETS - Continued**

Estimated aggregate amortization expense for the Company's intangible assets, which become fully amortized in 2028, for the remaining fiscal years is as follows:

For the fiscal years ending April 30:

|  |  |  |
|---|---|---:|
| 2025 | $ | 324,707 |
| 2026 |  | 317,726 |
| 2027 |  | 310,895 |
| 2028 |  | 25,860 |
|  | $ | 979,188 |

Amortization expense was $331,842 and $339,133 for the years ended April 30, 2024 and April 30, 2023, respectively.

**NOTE I - LONG-TERM DEBT**

Debt and finance lease obligations consisted of the following at April 30, 2024 and April 30, 2023:

|  | 2024 | | 2023 | |
|---|---|---:|---|---:|
| Debt: |  |  |  |  |
| Notes Payable - Banks | $ | 66,102,020 | $ | 90,968,000 |
| Notes Payable - Buildings |  | 366,572 |  | 417,143 |
| Notes Payable - Equipment |  | 4,642,951 |  | 3,524,115 |
| Unamortized deferred financing costs |  | (1,528,156) |  | (1,608,558) |
| Total debt |  | 69,583,387 |  | 93,300,700 |
| Less current maturities* |  | 66,244,227 |  | 52,761,520 |
| Long-term debt | $ | 3,339,160 | $ | 40,539,180 |
|  |  |  |  |  |
| Finance lease obligations | $ | 5,361,574 | $ | 4,119,437 |
| Less current maturities |  | 2,214,127 |  | 1,523,259 |
| Total finance lease obligations, less current portion | $ | 3,147,447 | $ | 2,596,178 |

\* Due to the 2024 Defaults, the Facility (as defined below) was classified as a current liability on the Consolidated Balance Sheet at April 30, 2024.  Due to availability being less than 10% of the Revolving Commitment, the Facility (as defined below) has been classified as a current liability on the Consolidated Balance Sheet at April 30, 2023.

*Notes Payable – Secured lenders*

On January 29, 2021, the Company entered into a Credit Agreement (the "JPM Agreement") with JPMorgan Chase Bank, N.A. ("Lender" or "JPM"), pursuant to which Lender provided the Company with a secured credit facility consisting of a revolving loan facility and a term loan facility (collectively, the "Facility").

On July 18, 2022, SigmaTron, Wagz and Lender amended and restated the JPM Agreement.  Wagz and its property were released from the JPM Credit Agreement, effective April 1, 2023, pursuant to a Waiver, Consent and Amendment No. 1 to the JPM Credit Agreement ("JPM 2023 Waiver") effective as of April 1, 2023.  The Facility, as amended, allowed the Company to borrow on a revolving basis up to the lesser of (i) $70,000,000 or (ii) an amount equal to a percentage of the eligible receivable borrowing base plus a percentage of the inventory borrowing base minus any

**NOTE I - LONG-TERM DEBT - Continued**

*Notes Payable – Secured lenders – Continued*

reserves established by Lender (the "Revolving Commitment").  The maturity date of the Facility is July 18, 2027. Deferred financing costs of $202,616 and $332,139 were capitalized during the fiscal year ended April 30, 2024 and April 30, 2023, respectively, which are amortized over the term of the JPM Credit Agreement.  As of April 30, 2024, there was $28,598,719 outstanding and $13,443,766 of unused availability under the revolving loan facility compared to an outstanding balance of $51,134,699 and $11,539,183 of unused availability at April 30, 2023.  As of April 30, 2024 and April 30, 2023, the unamortized amount offset against outstanding debt was $592,664 and $572,191, respectively.

Under the JPM Credit Agreement, a minimum Fixed Charge Coverage Ratio (as defined in the JPM Credit Agreement) is applicable (a) commencing on the Effective Date (as defined in the JPM Credit Agreement) and ending when the Term Loan Obligations (as defined in the JPM Credit Agreement) have been paid in full and (b) following the payment in full of the Term Loan Obligations, when (i) an event of default (as defined in the JPM Credit Agreement) has occurred and is continuing, and Lender has elected to impose the Fixed Charge Coverage Ratio covenant upon notice to the Company or (ii) availability falls below the greater of (y) 10% of the Revolving Commitment and (z) the outstanding principal amount of the term loans. In addition, prior to the amendment to the JPM Credit Agreement pursuant to the JPM 2023 Waiver (as discussed below under "*2023 Waiver, Consent and Amendment to Credit Agreements*"), the JPM Credit Agreement imposed a financial covenant that required the Company to maintain a leverage ratio of Total Debt to EBITDA (each as defined in the JPM Credit Agreement) for any twelve month period ending on the last day of a fiscal quarter through the maturity of the revolving Facility not to exceed a certain amount, which ratio (a) ranged from 5.00-to-1 for fiscal quarters beginning with the fiscal quarter ending on January 31, 2023 to 3.00-to-1 for the fiscal quarter ending on July 31, 2026 (if the Term Loan Borrowing Base Coverage Ratio (as defined in the JPM Credit Agreement) as of the end of the applicable fiscal quarter is less than or equal to 1.50-to-1) and (b) ranged from 5.50-to-1 for the fiscal quarter ending on January 31, 2023 to 4.00-to-1 for the fiscal quarters beginning with the fiscal quarter ending on July 31, 2026 (if the Term Loan Borrowing Base Coverage Ratio as of the end of the applicable fiscal quarter is greater than 1.50-to-1).

In addition, the JPM Credit Agreement imposes a cash dominion period if there is an event of default or if availability is less than 10% of the Revolving Commitment, and such requirement continues until there is no event of default and availability is greater than 10% of the Revolving Commitment, in each case for 30 consecutive days.  Based on this criteria, the total debt balances for the Facility were required to be classified as a current liability on the Consolidated Balance Sheet at April 30, 2023.

In connection with the entry into the JPM Credit Agreement, Lender and TCW, as administrative agent under the Term Loan Agreement, entered into the Intercreditor Agreement, dated July 18, 2022, and acknowledged by SigmaTron and Wagz (the "ICA"), to set forth and govern the lenders' respective lien priorities, rights and remedies under the JPM Credit Agreement and the Term Loan Agreement.

The Facility under the JPM Credit Agreement is secured by: (a) a first priority security interest in SigmaTron's (i) accounts receivable and inventory (excluding Term Priority Mexican Inventory (as defined in the ICA) and certain inventory in transit, (ii) deposit accounts, (iii) proceeds of business interruption insurance that constitute ABL BI Insurance Share (as defined in the ICA), (iv) certain other property, including payment intangibles, instruments, equipment, software and hardware and similar systems, books and records, to the extent related to the foregoing, and (v) all proceeds of the foregoing, in each case, now owned or hereafter acquired (collectively, the "ABL Priority Collateral"); and (b) a second priority security interest in Term Priority Collateral (as defined below) other than (i) real estate and (ii) the equity interests of SigmaTron's foreign subsidiaries (unless such a pledge is requested by Lender).

**NOTE I – LONG-TERM DEBT – Continued**

*Notes Payable – Secured lenders – Continued*

On July 18, 2022, SigmaTron, Wagz and TCW entered into the Term Loan Agreement pursuant to which TCW made a term loan to the Company in the principal amount of $40,000,000 (the "TCW Term Loan"). Wagz and its property were released from the Term Loan Agreement, effective April 1, 2023, pursuant to a Waiver, Consent and Amendment No. 1 to the Credit Agreement (the "TCW 2023 Waiver") effective as of April 1, 2023. The TCW Term Loan bears interest at a rate per annum based on SOFR, plus the Applicable Margin of 7.50% (each as defined in the Term Loan Agreement). The TCW Term Loan has a SOFR floor of 1.00%. The maturity date of the TCW Term Loan is July 18, 2027. The amount outstanding as of April 30, 2024, was $37,503,301 compared to an outstanding balance of $39,833,301 at April 30, 2023. Deferred financing costs of $183,469 and $1,233,894 were capitalized during the fiscal year ended April 30, 2024 and April 30, 2023, respectively. As of April 30, 2024 and April 30, 2023, the unamortized amount offset against outstanding debt was $935,492 and $1,036,367, respectively.

The Term Loan Agreement imposes financial covenants, including covenants requiring the Company to maintain a minimum Fixed Charge Coverage Ratio (as defined in the Term Loan Agreement) of 1.10-to-1 and maintain the same leverage ratio of Total Debt to EBITDA as described above under the JPM Credit Agreement. The Company is required to make quarterly repayments of the principal amount of the TCW Term Loan in amounts equal to $250,000 per fiscal quarter for the quarters beginning October 31, 2022 and $500,000 per fiscal quarter for quarters beginning October 31, 2024. The Term Loan Agreement also requires mandatory annual repayments equal to 50% of Excess Cash Flow (as defined in the Term Loan Agreement).

The TCW Term Loan is secured by: (a) a first priority security interest in all property of SigmaTron that does not constitute ABL Priority Collateral, which includes: (i) SigmaTron's Elk Grove Village real estate, (ii) SigmaTron's machinery, equipment and fixtures (but excluding ABL Priority Equipment (as defined in the ICA)), (iii) the Term Priority Mexican Inventory (as defined in the ICA), (iv) SigmaTron's stock in its direct and indirect subsidiaries, (v) SigmaTron's general intangibles (excluding any that constitute ABL Priority Collateral), goodwill and intellectual property, (vi) the proceeds of business interruption insurance that constitute Term BI Insurance Share (as defined in the ICA), (vii) tax refunds, and (viii) all proceeds thereof, in each case, now owned or hereafter acquired (collectively, the "Term Priority Collateral"); and (b) a second priority security interest in all collateral that constitutes ABL Priority Collateral. Also, SigmaTron's three Mexican subsidiaries pledged all of their assets as security for the TCW Term Loan. The net proceeds received by the Company from the sale of the Elgin, Illinois, property in February, 2024, reduced the TCW Term Loan.

*2023 Waiver, Consent and Amendment to Credit Agreements*

On March 2, 2023, the Company received notices of default from JPM (the "JPM 2023 Notice") and TCW ("TCW 2023 Notice" and together with the JPM 2023 Notice, the "2023 Notices"). The 2023 Notices indicated the occurrence of certain events of default under the Credit Agreements. In addition, the Company received a delinquency notification letter from Nasdaq indicating that the Company was not in compliance with the continued listing requirements of Nasdaq for failing to timely file the Company's Form 10-Q for the fiscal quarter ended January 31, 2023. This notification also constituted a default under the Credit Agreements. The Nasdaq delinquency was remedied on May 19, 2023.

The JPM 2023 Notice indicated that the Lender was informed of the occurrence of events of defaults and the continuation thereof under the JPM Credit Agreement as a result of the Company's failure to maintain a Fixed Charge Coverage Ratio for the twelve month period ended January 31, 2023 of at least 1.10x as required under the JPM Credit Agreement (the "JPM 2023 Covenant Defaults").

**NOTE I - LONG-TERM DEBT - Continued**

*Notes Payable – Secured lenders - Continued*

The TCW 2023 Notice indicated that Agent and TCW Lenders were informed of the occurrence of events of default and the continuation thereof under the Term Loan Agreement (described below) as a result of the Company permitting the Total Debt to EBITDA Ratio for the twelve month period ended on January 31, 2023 to be greater than 5.00:1.00 in violation of the Term Loan Agreement and the Company's failure to maintain the Fixed Charge Coverage Ratio as required under the JPM Credit Agreement (the "TCW 2023 Covenant Defaults" and together with the JPM 2023 Covenant Defaults, the "2023 Defaults").

As a result of the 2023 Defaults, the Company was not in compliance with its financial covenants under the Credit Agreements as of January 31, 2023.  Due to the 2023 Notices received on March 2, 2023, from each of JPM and TCW, the total debt balances for both the Facility and the TCW Term Loan had been classified as a current liability on the Condensed Consolidated Balance Sheet as of January 31, 2023.

On April 28, 2023, the Company entered into (i) the JPM 2023 Waiver with Wagz and JPM, as lender, which waived certain events of default under and amended certain terms of the JPM Credit Agreement and (ii) the TCW 2023 Waiver with Wagz, the TCW Lenders and Agent, which waived certain events of default under and amended certain terms of the Term Loan Agreement.

Pursuant to the 2023 Waivers, the Company agreed, among other things, to (i) if requested by the Agent, effect a corporate restructuring that would create a new holding company structure to own all of the Company's stock through a merger pursuant to Section 251(g) of the General Corporation Law of the State of Delaware, after which the holding company would continue as the public company, become a guarantor under the Credit Agreements and pledge to the Lender Parties all of the equity of the Company (the "Corporate Restructuring"), (ii) engage a financial advisor to review certain of the Company's financial reporting to JPM and the Agent and participate in weekly conference calls with the advisor, JPM and the Agent to discuss and provide updates on the Company's liquidity and operations, (iii) extend the Wagz Loan, (iv) pay to JPM an amendment fee in the amount of $70,000, paid in cash, and (v) pay to the TCW Lenders an amendment fee of $395,000 and a default rate fee of $188,301, both of which were paid in kind by being added to the principal of the TCW Term Loan.  The Company engaged a financial advisor in April 2023 and developed cashflow modeling tools.  The financial advisor engagement was completed in September 2023.

The 2023 Waivers also amended the Credit Agreements to, among other things, (x) require that the Company maintain a minimum of $2.5 million in revolver availability under the JPM Credit Agreement, (y) modify the definition of EBITDA to allow adjustments to account for Wagz operating losses, impairment charges relating to the write-down of the Wagz business, the Wagz Loan and net assets of the Company and Wagz, and expenses relating to the 2023 Waivers, the Company's sale of the majority ownership interest in Wagz under the SPA, and (z) modify the existing Total Debt to EBITDA Ratios (as defined in the Credit Agreements), assuming the Term Loan Borrowing Base Coverage Ratio (as defined in the Credit Agreements) is less than or equal to 1.50:1.0, to range from 4.50:1.0 for the twelve months ended October 31, 2023 to 4.00:1.0 for the twelve months ending October 31, 2024.

**NOTE I - LONG-TERM DEBT - Continued**

*Notes Payable – Secured lenders - Continued*

In addition, during the PIK Period (defined in the Term Loan Agreement), pursuant to the TCW 2023 Waiver, if the Total Debt to EBITDA Ratio for the trailing twelve month period as of the end of a third fiscal quarter exceeds the ratios that were in effect prior to the amendment (as set forth in the far right column of the table above) for that fiscal quarter, then the Applicable Margin under the Term Loan Agreement in respect of the outstanding TCW Term Loan would increase by an amount equal to 1.0% per annum for the fiscal quarter, with such interest being paid in kind. Furthermore, the JPM 2023 Waiver modified the definition of Applicable Margin from a fixed amount equal to 2.00% to an amount that varies from 2.00% (for revolver availability greater than or equal to $20.0 million), to 2.50% (for revolver availability greater than or equal to $10.0 million), to 3.00% (for revolver availability less than $10.0 million), and fixed the Applicable Margin at 3.00% for six months starting April 1, 2023.

In exchange for such agreements, the Lender Parties waived all of the existing events of default under the Credit Agreements through March 31, 2023, consented to the sale of the majority ownership interest in Wagz and released Wagz and its property and the Company's 81% ownership interest in Wagz that was sold to Buyer from the lien of the Lender Parties.

In connection with the 2023 Waivers, the Company exited its active involvement in the Pet Tech business that is conducted by Wagz through the sale by the Company of the majority ownership interest in Wagz, effective as of April 1, 2023.

*Amendment No .2*

On June 15, 2023, the Company entered into (i) Amendment No. 2 to the Credit Agreement (the "JPM Amendment No. 2") by and among the Company and Lender, with respect to the JPM Credit Agreement and (ii) Amendment No. 2 to the Credit Agreement ("TCW Amendment No. 2") by and among the Company and TCW with respect to the Term Loan Agreement. The JPM Amendment No. 2 and TCW Amendment No. 2 (together, the "Amendments") amended the Credit Agreements to extend the date, from May 31, 2023 to July 31, 2023, after which the Agent may request that the Company effect the Corporate Restructuring.

*Waivers and Amendments No. 3*

On August 19, 2024 (the "Third Amendment Effective Date"), the Company entered into the JPM Amendment and the TCW Amendment (together, the "2024 Amendments") which provided for, among other things, a waiver of the Company's noncompliance with the financial covenants relating to (i) the Fixed Charge Coverage Ratio (as defined in the Credit Agreements), and (ii) the Total Debt to EBITDA Ratio (as defined in the Credit Agreements), in each case as of the Third Amendment Effective Date.

The 2024 Amendments also amended other provisions of the Credit Agreements, including to: (i) modify the minimum ratios under the Fixed Charge Coverage Ratio to range from 0.70:1.0 for the twelve months ending as of July 31, 2024, to 1.00:1.0 for the twelve months ending as of September 30, 2025 and thereafter, measured monthly; (ii) adjust the maximum ratios under the Total Debt to EBITDA Ratio to range from 6.50:1.0 for the twelve months ending as of July 31, 2024, to 3.50:1.0 for the twelve months ending as of April 30, 2027, measured quarterly; (iii) modify the definition of EBITDA to allow for additional adjustments for certain transactions and charges; (iv) provide for the reimbursement of certain fees by the Company in connection with the Amendments or the transactions contemplated thereby; (v) increase the minimum required Availability (as defined in the JPM Credit Agreement) to $3.5 million starting on the Third Amendment Effective Date; (vi) provide that the Company must pursue and close a Replacement

**NOTE I - LONG-TERM DEBT - Continued**

*Notes Payable – Secured lenders - Continued*

Transaction to pay the Obligations (as defined in the Credit Agreements) in full no later than September 30, 2025 unless the Company meets certain debt ratios for the twelve month period ending on August 31, 2025; and (vii) require the Company to engage a financial advisor if requested by the Agent after November 1, 2024.

In addition, pursuant to the JPM Amendment, the parties agreed to reduce the Revolving Commitment (as defined in the JPM Credit Agreement) from $70 million to $55 million as of the Third Amendment Effective Date and pay to JPM certain amendment fees and certain additional fees if the Company does not meet certain financial milestones by the applicable measurement periods specified in the JPM Amendment.

In addition, pursuant to the TCW Amendment the parties agreed to (i) amend the principal payment schedule under the Term Loan to $250,000 per quarter; (ii) extend the PIK Period (as defined in the TCW Credit Agreement) for three additional quarters beyond October 31, 2024 if the Total Debt to EBITDA Ratio exceeds a certain threshold as of certain dates; (iii) permit the Company to elect to pay on a quarterly basis in-kind a portion of the Baseline Applicable Margin (as defined in the TCW Credit Agreement) per annum provided no default or event of default under the TCW Credit Agreement has occurred; (iv) increase a portion of the Term Loan Borrowing Base (as defined in the TCW Credit Agreement) based on the value of the Company's real estate; (v) reduce the asset coverage pre-payment ratio under the Term Loan to 90% of the outstanding principal balance; and (vi) provide the Agent with the right to appoint a non-voting observer to attend regular meetings of the Company's Board of Directors and any relevant committees.

Also on August 19, 2024, and in connection with the TCW Amendment, the Company entered into the Fee Letter, which provides for a payment to the Agent of $395,000 added to the principal amount owed under the Term Loan and for certain monthly ticking fees equal to a range of percentages of the outstanding principal amount under the Term Loan, provided the Company does meet certain financial milestones by the applicable dates provided therein. In addition, pursuant to the Fee Letter, the Company has agreed to deliver to the Agent warrants to purchase shares of the Company's common stock (the "Warrants") in an amount equal to a percentage of the outstanding common stock of the Company on a fully diluted basis ranging from 1.25% (as of December 1, 2024) to 17.5% (as of September 1, 2025). The exercise price for the Warrants will be $0.01 per share and the Warrants would vest immediately upon issuance.

All other material terms of the Credit Agreements, as amended by the Amendments, remain unchanged.

*China Construction Bank*

On March 15, 2019, the Company's wholly-owned foreign enterprise, Wujiang SigmaTron Electronic Technology Co., Ltd., entered into a credit facility with China Construction Bank. On January 26, 2021, the agreement was amended and expired in accordance with its terms on January 6, 2022. On January 17, 2022, the agreement was renewed, and expired in accordance with its terms on December 23, 2022. On February 17, 2023, the agreement was renewed, and expired in accordance with its terms on February 7, 2024. On March 1, 2024, the agreement was renewed, and is scheduled to expire on February 1, 2025. Under the agreement Wujiang SigmaTron Electronic Technology Co., Ltd. can borrow up to 10,000,000 Renminbi, approximately $1,400,000 as of April 30, 2024, and the facility is collateralized by Wujiang SigmaTron Electronics Co., Ltd.'s manufacturing building. Interest is payable

**NOTE I - LONG-TERM DEBT – Continued**

*Notes Payable – Secured lenders - Continued*

monthly and the facility bears a fixed interest rate of 3.15% per annum.  There was no outstanding balance under the facility at April 30, 2024 and April 30, 2023, respectively.

*Notes Payable – Buildings*

The Facility also included two term loans, in the aggregate principal amount of $6,500,000.  A final aggregate payment of approximately $4,368,444 was due on or before January 29, 2026.  On July 18, 2022, a portion of the proceeds of the TCW Term Loan was used to pay in full both term loans extended by Lender.  There was no outstanding balance at April 30, 2024 and April 30, 2023.

The Company entered into a mortgage agreement on March 3, 2020, in the amount of $556,000, with The Bank and Trust SSB to finance the purchase of the property that serves as the Company's warehousing and distribution center in Del Rio, Texas.  The note requires the Company to pay monthly installment payments in the amount of $6,103. Interest accrues at a fixed rate of 5.75% per year until March 3, 2025, and adjusts thereafter, on an annual basis, equal to 1.0% over the Prime Rate as published by The Wall Street Journal.  The note is payable over a 120 month period. The outstanding balance was $366,572 and $417,143 at April 30, 2024 and April 30, 2023, respectively.

*Notes Payable - Equipment*

The Company routinely entered into secured note agreements with Engencap Fin S.A. DE C.V. to finance the purchase of equipment. The terms of the outstanding secured note agreement, which had a fixed interest rate of 8.00% per annum, matured on May 1, 2023, and the final quarterly installment payment of $9,310 was paid.

The Company routinely enters into secured note agreements with FGI Equipment Finance LLC to finance the purchase of equipment. The terms of the outstanding secured note agreements mature from March 2025 through January 2029, with quarterly installment payments ranging from $10,723 to $69,439 and a fixed interest rate ranging from 8.25% to 12.00% per annum.

Annual maturities of the Company's debt, net of deferred financing fees for each of the next five years and thereafter, as of April 30, 2024, are as follows:

| Fiscal Year | Bank | | Building | | Equipment | | Total |
|---|---|---|---|---|---|---|---|
| 2025 | $ | 64,573,864 | $ | 53,557 | $ | 1,616,806 | $ | 66,244,227 |
| 2026 | | - | | 56,719 | | 1,271,466 | | 1,328,185 |
| 2027 | | - | | 60,068 | | 774,490 | | 834,558 |
| 2028 | | - | | 63,614 | | 580,823 | | 644,437 |
| 2029 | | - | | 67,370 | | 399,366 | | 466,736 |
| Thereafter | | - | | 65,244 | | - | | 65,244 |
| | $ | 64,573,864 | $ | 366,572 | $ | 4,642,951 | $ | 69,583,387 |

**NOTE I - LONG-TERM DEBT – Continued**

*Finance Lease Obligations*

The Company enters into various finance lease agreements. The terms of the outstanding lease agreements mature through March 1, 2028, with monthly installment payments ranging from $2,874 to $33,706 and a fixed interest rate ranging from 7.03% to 12.09% per annum.

Annual future minimum obligations under outstanding finance leases agreements for each of the next five fiscal years and thereafter, as of April 30, 2024, are as follows:

| Fiscal Year | | Total |
|---|---|---|
| 2025 | $ | 2,657,549 |
| 2026 | | 1,990,280 |
| 2027 | | 1,160,335 |
| 2028 | | 362,983 |
| 2029 | | - |
| Total minimum lease payments | | 6,171,147 |
| Less: Amounts representing interest | | 809,573 |
| Present value of net minimum lease payments | $ | 5,361,574 |

*Other Long-Term Liabilities*

As of April 30, 2024 and April 30, 2023 the Company had recorded $93,084 and $100,350, respectively, for seniority premiums of which none were for retirement accounts related to benefits for employees of the Company's foreign subsidiaries.

**NOTE J - ACCRUED EXPENSES AND WAGES**

Accrued expenses consist of the following at April 30:

|  | | 2024 | | 2023 |
|---|---|---|---|---|
| Interest | $ | 343,652 | $ | 505,423 |
| Commissions | | 78,481 | | 193,480 |
| Professional fees | | 184,067 | | 268,526 |
| Other - Purchases | | 287,929 | | 359,647 |
| Other | | 1,660,131 | | 1,606,354 |
| | $ | 2,554,260 | $ | 2,933,430 |

Accrued wages consist of the following at April 30:

|  | | 2024 | | 2023 |
|---|---|---|---|---|
| Domestic wages | $ | 2,337,695 | $ | 2,184,469 |
| Bonuses | | 215,658 | | 2,282,927 |
| Foreign wages | | 4,193,113 | | 3,449,870 |
| | $ | 6,746,466 | $ | 7,917,266 |

**NOTE K - INCOME TAX**

U.S. and foreign income before income (loss) tax expense for the fiscal years ended April 30 are as follows:

|  | 2024 | 2023 |
|---|---|---|
| Domestic | $ (8,990,544) | $ 11,138,944 |
| Foreign | 6,229,125 | 6,047,021 |
|  |  |  |
|  | $ (2,761,419) | $ 17,185,965 |

*Income Tax Provision*

The income tax (benefit) expense for the fiscal years ended April 30 consists of the following:

|  | 2024 | 2023 |
|---|---|---|
| **Current** |  |  |
| Federal | $ (50,378) | $ 3,219,203 |
| State | (158,524) | 742,275 |
| Foreign | 1,724,948 | 1,392,834 |
| Total Current | 1,516,046 | 5,354,312 |
|  |  |  |
| **Deferred** |  |  |
| Federal | (1,360,349) | (2,282,300) |
| State | (156,142) | (459,788) |
| Foreign | (274,817) | 379,317 |
| Total Deferred | (1,791,308) | (2,362,771) |
|  |  |  |
| Income tax (benefit) | $ (275,262) | $ 2,991,541 |

**SigmaTron International, Inc. and Subsidiaries**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED**
**April 30, 2024 and 2023**

### NOTE K - INCOME TAX - Continued

*Income Tax Provision - Continued*

The difference between the income tax expense and the amounts computed by applying the statutory Federal income tax rates to income from continuing operations before tax expense for the fiscal years ended April 30 are as follows:

|  | 2024 | 2023 |
|---|---|---|
| **U.S Federal Provision:** | | |
| At statutory rate | $ (579,898) | $ 3,609,047 |
| State taxes | (345,697) | (1,007,854) |
| Change in valuation allowance | 88,319 | 5,909,955 |
| Benefit of NOL carryforward | - | (428,662) |
| Foreign tax differential | 462,543 | 477,375 |
| Impact of state tax rate change | 271,321 | (3,177) |
| Global intangible low tax inclusion | 408,536 | 135,721 |
| Foreign valuation allowance | (60,157) | 45,278 |
| Impact of foreign permanent items other non deductible items | 57,374 | 142,303 |
| Investment in subsidiary | 27,548 | (5,694,916) |
| Tax credits and other permanent differences | (460,755) | (76,654) |
| Foreign currency exchange (gain)/loss in local jurisdiction | (194,352) | (47,951) |
| Foreign inflation adjustment | (118,271) | (78,625) |
| Stock-based compensation | 168,227 | 9,701 |
| Provision for income taxes (benefit) | $ (275,262) | $ 2,991,541 |

**NOTE K - INCOME TAX - Continued**

*Deferred Tax Assets and Liabilities*

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the deferred tax assets and liabilities for federal, state and foreign income taxes are as follows:

|  | | 2024 | | 2023 |
|---|---|---:|---|---:|
| **Deferred Tax Assets** | | | | |
| Federal, foreign & state NOL carryforwards | $ | 1,616,789 | $ | 464,828 |
| Research and other credits | | 78,100 | | 78,100 |
| Other intangibles - US | | 351,663 | | 443,460 |
| Reserves and accruals | | 940,443 | | 1,428,485 |
| Stock-based compensation | | 517,612 | | 452,858 |
| Capital loss carryforward | | 5,866,835 | | 5,833,375 |
| Inventory | | 2,156,641 | | 3,153,198 |
| Interest expense carryforward | | 1,919,424 | | 1,009,274 |
| Lease liabilities | | 2,139,779 | | 2,079,443 |
| Allowance for credit losses | | 14,528 | | 25,360 |
| Investment in subsidiary | | 1,359,628 | | 1,349,152 |
| Other | | - | | 34,065 |
| Capitalized R&D | | 134,648 | | - |
| Capitalized interest | | 477,660 | | - |
| Total gross deferred tax assets | | 17,573,750 | | 16,351,598 |
| Less: valuation allowance | | 7,302,639 | | 7,703,517 |
| | | | | |
| Net deferred tax assets | $ | 10,271,111 | $ | 8,648,081 |
| | | | | |
| **Deferred Tax Liabilities** | | | | |
| Property, machinery & equipment | $ | (3,462,824) | $ | (3,641,468) |
| Prepaids | | (235,964) | | (329,062) |
| Operating Lease right-of-use assets | | (2,027,568) | | (1,956,894) |
| Federal benefit of state taxes | | (112,545) | | (79,755) |
| Total deferred tax liabilities | $ | (5,838,901) | $ | (6,007,179) |
| | | | | |
| Deferred tax asset | $ | 4,432,210 | $ | 2,640,902 |
| Deferred tax liability | | - | | - |
| Net deferred tax asset | $ | 4,432,210 | $ | 2,640,902 |

The Company has a U.S. Federal NOL carryforward of approximately $6,102,000 as of April 30, 2024. The U.S. Federal NOL does not expire and is limited to 80% of taxable income each year. The Company has a total tax effected NOL carryforward of $1,616,789.  This includes state tax effected NOLs of $335,317.

The Company recognizes a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. SigmaTron and Wagz filed U.S. tax returns

**NOTE K - INCOME TAX - Continued**

*Deferred Tax Assets and Liabilities - Continued*

on a consolidated basis for periods during which Wagz was wholly owned. Therefore, a valuation allowance was previously established on the group's U.S. deferred tax assets during fiscal year 2022. After the sale of Wagz, SigmaTron will file on a standalone basis and utilize its U.S. deferred tax assets with the exception of the capital loss on sale and certain foreign tax credits. The Company previously maintained a valuation allowance on certain foreign loss carryforwards, however, all foreign tax loss carryforwards have been used as of April 30, 2024 and no related valuation allowance remains. The Company established a valuation allowance of $7,302,639 on its U.S. capital loss and foreign tax credit carryforwards as of April 30, 2024.

Cash and cash equivalents held internationally may be subject to foreign withholding taxes if repatriated to the U.S. Absent meeting an exception, unrepatriated foreign earnings generally remain subject to local country withholding taxes upon repatriation. The Company continues to apply its permanent reinvestment assertion on the cumulative amount of unremitted earnings outside of the U.S. and has, therefore, not established a deferred tax liability on the amount of undistributed earnings of approximately $17,144,000 at April 30, 2024.

*Unrecognized Tax Benefits*

As of April 30, 2024, gross unrecognized tax benefits totaled approximately $138,000 and accrued interest and penalties totaled $8,000 for an aggregate gross amount of $146,000. The entire balance of $146,000 of unrecognized tax benefits if recognized, would favorably affect the Company's effective tax rate.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

|  | April 30, 2024 |
|---|---|
| Beginning gross unrealized tax benefits | $ - |
| Changes in balances related to tax positions during prior periods | 146,000 |
| Changes in balances related to tax positions during current periods | - |
| Settlements and effective settlements with tax authorities | - |
| Ending gross unrecognized tax benefits | $ 146,000 |

The Company accrues potential interest and penalties related to unrecognized tax benefits through income tax expense. Upon recognition of these tax benefits, interest and penalty amounts accrued will generally be released as a benefit in the income tax provision. For the fiscal year ended April 30, 2024, the Company recognized a net increase of approximately $8,000 in potential interest associated with uncertain tax positions.

**NOTE K - INCOME TAX - Continued**

*Deferred Tax Assets and Liabilities - Continued*

*Other*

Interest and penalties related to tax positions taken in the Company's tax returns are recorded in income tax expense in the Company's Consolidated Statements of Operations. For the fiscal years ended April 30, 2024 and April 30, 2023, the amount included in the Company's Consolidated Balance Sheet for such liabilities was $8,000 and $0, respectively.

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to state, local or foreign examinations by tax authorities for tax years before fiscal year 2021.

**NOTE L - 401(k) RETIREMENT SAVINGS PLAN**

The Company sponsors 401(k) retirement savings plans, which are available to all non-union U.S. employees. The Company may elect to match 25.0% of the first 5.0% participant contributions up to $2,000 per participant annually. The Company contributed $217,591 and $204,924 to the plans during the fiscal years ended April 30, 2024 and April 30, 2023, respectively. The Company incurred total expenses of $18,637 and $17,325 for the fiscal years ended April 30, 2024 and April 30, 2023, respectively, relating to costs associated with the administration of the plans.

**NOTE M - MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK**

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. For the fiscal year ended April 30, 2024, the Company's largest customer accounted for 13.1% of the Company's net sales and 4.6% of accounts receivable. For the fiscal year ended April 30, 2023, the Company's largest customer accounted for 13.4% of the Company's net sales and 6.8% of accounts receivable. Further, the Company has $1,885,891 in cash in China as of April 30, 2024. Effective May 1, 2015, China implemented a deposit insurance program to insure up to approximately $81,000 in deposits under certain circumstances. Funds above this amount are not insured by a guaranteed deposit insurance system. Under the Federal Deposit Insurance Corporation ("FDIC") program, deposit insurance insures up to $250,000 held in participating U.S. banks.

**NOTE N - LEASES**

The Company leases office and storage space, vehicles and other equipment under non-cancellable operating leases with initial terms typically ranging from 1 to 5 years. At contract inception, the Company reviews the facts and circumstances of the arrangement to determine if the contract is or contains a lease. The Company follows the guidance in Topic 842 to evaluate whether the contract has an identified asset; if the Company has the right to obtain substantially all economic benefits from the asset; and if the Company has the right to direct the use of the underlying asset. When determining if a contract has an identified asset, the Company considers both explicit and implicit assets, and whether the supplier has the right to substitute the asset. When determining if the Company has the right to direct the use of an underlying asset, the Company considers if it has the right to direct how and for what purpose the asset is used throughout the period of use and if it controls the decision-making rights over the asset.

The Company's lease terms may include options to extend or terminate the lease. The Company exercises judgment to determine the term of those leases when extension or termination options are present and includes such options in the calculation of the lease term when it is reasonably certain that it will exercise those options.

The Company has elected to include both lease and non-lease components in the determination of lease payments. Payments made to a lessor for items such as taxes, insurance, common area maintenance, or other costs commonly referred to as executory costs, are also included in lease payments if they are fixed. The fixed portion of these payments are included in the calculation of the lease liability, while any variable portion would be recognized as variable lease expenses, when incurred. Variable payments made to third parties for these, or similar costs, such as utilities, are not included in the calculation of lease payments.

At commencement, lease-related assets and liabilities are measured at the present value of future lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company exercises judgment in determining the incremental borrowing rate based on the information available when the lease commences to measure the present value of future payments.

Operating lease expense is recognized on a straight-line basis over the lease term. Finance lease cost includes amortization, which is recognized on a straight-line basis over the expected life of the leased asset, and interest expense, which is recognized following an effective interest rate method.

Operating leases are included in other assets, current operating lease obligations, and operating lease obligations (less current portion) on the Company's Consolidated Balance Sheet. Finance leases are included in property, plant and equipment and current and long-term portion of finance lease obligations on the Company's Consolidated Balance Sheet. Short term leases with an initial term of 12 months or less are not presented on the balance sheet with expense recognized as incurred.

**NOTE N - LEASES – Continued**

The following table presents lease assets and liabilities and their balance sheet classification:

|  | Classification | April 30, 2024 | April 30, 2023 |
|---|---|---:|---:|
| Operating Leases: |  |  |  |
| Right-of-use Assets | Right-of-use assets | $ 7,463,301 | $ 7,225,423 |
| Operating lease current liabilities | Current portion of operating lease obligations | 2,789,107 | 2,908,213 |
| Operating lease noncurrent liabilities | Operating lease obligations, less current portion | 4,958,247 | 4,723,867 |
| Finance Leases: |  |  |  |
| Right-of-use Assets | Property, machinery and equipment | 6,959,660 | 5,294,097 |
| Finance lease current liabilities | Current portion of finance lease obligations | 2,214,127 | 1,523,259 |
| Finance lease noncurrent liabilities | Finance lease obligations, less current portion | 3,147,447 | 2,596,178 |

The components of lease expense for the fiscal years ended April 30, 2024 and 2023 are as follows:

|  | Classification | April 30, 2024 | April 30, 2023 |
|---|---|---:|---:|
| Operating Leases: |  |  |  |
| Operating lease cost | Cost of products sold | 3,597,855 | 2,544,415 |
| Variable lease cost | Cost of products sold | 213,754 | 223,431 |
| Short term lease cost | Cost of products sold | 11,400 | 9,000 |
| Finance Leases: |  |  |  |
| Amortization of right-of-use assets | Cost of products sold | 2,766,438 | 2,369,642 |
| Interest expense | Interest expense, net | 528,613 | 414,863 |
| Total |  | 7,118,060 | 5,561,351 |

**NOTE N - LEASES – Continued**

The weighted average lease term and discount rates for the fiscal years ended April 30, 2024 and 2023 are as follows:

|  | April 30, 2024 | April 30, 2023 |
|---|---|---|
| Operating Leases: | | |
| Weighted average remaining lease term (months) | 42.3 | 36.3 |
| Weighted average discount rate | 4.8% | 3.3% |
| Finance Leases: | | |
| Weighted average remaining lease term (months) | 31.92 | 31.79 |
| Weighted average discount rate | 10.2% | 9.8% |

Future payments due under leases reconciled to lease liabilities are as follows:

|  | Operating Leases | Finance Leases |
|---|---|---|
| For the fiscal years ending April 30: | | |
| 2025 | 3,094,091 | 2,657,549 |
| 2026 | 2,572,823 | 1,990,280 |
| 2027 | 971,166 | 1,160,335 |
| 2028 | 715,105 | 362,983 |
| 2029 | 729,407 | - |
| Thereafter | 443,414 | - |
| Total undiscounted lease payments | 8,526,006 | 6,171,147 |
| Present value discount, less interest | 778,652 | 809,573 |
| Lease liability | $ 7,747,354 | $ 5,361,574 |

Supplemental disclosures of cash flow information related to leases as of fiscal years ended April 30, 2024 and 2023 are as follows:

| Other Information | April 30, 2024 | April 30, 2023 |
|---|---|---|
| Cash paid for amounts included in the measurement of lease liabilities | | |
| Operating cash flows from finance leases | 528,613 | 414,863 |
| Operating cash flows from operating leases | 285,081 | 316,434 |
| Financing cash flows from finance leases | 1,981,813 | 1,695,829 |
| Supplemental non-cash information on lease liabilities arising from obtaining right-of-use assets: | | |
| Right-of-use assets obtained in exchange for new finance lease liabilities | 3,223,950 | 1,599,456 |
| Right-of-use assets obtained in exchange for operating lease liabilities | 237,878 | 3,721,341 |

**SigmaTron International, Inc. and Subsidiaries**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED**
**April 30, 2024 and 2023**

**NOTE O - STOCK COMPENSATION AND EQUITY TRANSACTIONS**

The Company has stock option plans ("Option Plans") under which certain employees may acquire shares of SigmaTron's common stock. All Option Plans have been approved by SigmaTron's stockholders. At April 30, 2024, the Company has 39,963 shares available for future issuance to employees under the employee plans. The Option Plans are interpreted and administered by the Compensation Committee of SigmaTron's Board of Directors. The maximum term of options granted under the Option Plans is generally 10 years. Options granted under the Option Plans are either incentive stock options or nonqualified options. Each option under the Option Plans is exercisable for one share of stock. Options forfeited under the Option Plans are available for reissuance. Options granted under these plans are granted at an exercise price equal to the fair market value of a share of SigmaTron's common stock on the date of grant using the Black-Scholes option pricing model.

The Company granted 177,000 options for shares of SigmaTron's common stock to employees in the first quarter of fiscal year 2024, of which 33% vested immediately, 33% will vest in the first quarter of fiscal year 2025 and the balance will vest in the first quarter of fiscal year 2026. The Company recognized approximately $230,443 in compensation expense in fiscal year 2024. There was $168,905 of unrecognized compensation expense as of April 30, 2024.

The Company estimated the fair value of these stock options on the date of the grant using the Black-Sholes option pricing model with the following assumptions:

|  | 2021 Option Plan |
| --- | --- |
|  | **Fiscal 2024 Awards** |
| Expected volatility | 73.0% |
| Risk-free interest rate | 3.95% |
| Expected life of options (in years) | 5.75 |
| Grant date fair value | $ 3.42 |

Expected volatility was based on the monthly changes in SigmaTron's historical common stock prices over the expected life of the award. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant corresponding to the expected life of the options. The expected life of options is based on the terms of the options.

There were no options for shares of the Company's common stock granted to employees in fiscal 2023.

The Company authorized 400,000 shares under the Option Plans in fiscal year 2022. The Company granted 362,500 options for shares of SigmaTron's common stock to employees in the fourth quarter of fiscal year 2022, of which 25% vested immediately, 25% vested during the fourth quarter of fiscal year 2023, 25% vested during the fourth quarter of fiscal year 2024 and 25% will vest during the fourth quarter of fiscal year 2025. There were 16,250 and 138,750 forfeited options for shares in fiscal year 2024 and 2023, respectively. The Company recognized $150,591 and $184,343 in compensation expense in fiscal year 2024 and 2023, respectively. There was $150,590 and $368,685 of unrecognized compensation expense as of April 30, 2024 and April 30, 2023, respectively.

The Company estimated the fair value of these stock options on the date of the grant using the Black-Sholes option pricing model with the following assumptions:

|  | 2021 Option Plan |
| --- | --- |
|  | **Fiscal 2022 Awards** |
| Expected volatility | 67.0% |
| Risk-free interest rate | 2.93% |
| Expected life of options (in years) | 6.00 |
| Grant date fair value | $ 6.66 |

**NOTE O - STOCK COMPENSATION AND EQUITY TRANSACTIONS – Continued**

Expected volatility was based on the monthly changes in SigmaTron's historical common stock prices over the expected life of the award.  The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant corresponding to the expected life of the options.  The expected life of options is based on the terms of the options.

The Company has a restricted stock plan under which non-employee directors may acquire shares of SigmaTron's common stock.  The restricted stock plan has been approved by SigmaTron's stockholders.  At April 30, 2024, the Company has 15,000 shares available for future issuance under the non-employee director plan.  The restricted stock plan is interpreted and administered by the Compensation Committee of SigmaTron's Board of Directors. All awarded stock under the plan vests in six months from the date of grant. Awarded stock under this plan is granted at the closing price of SigmaTron's common stock on the date of grant.

In October 2023, the Company issued 25,000 shares of restricted SigmaTron common stock pursuant to the 2021 Non-Employee Director Restricted Stock Plan, which fully vested on April 2, 2024.  The Company recognized $76,749 in compensation expense in fiscal year 2024.  There was no balance of unrecognized compensation expense related to the Company's restricted stock award at April 30, 2024.  The aggregate grant date fair value of restricted stock awards granted in October 2023 was computed in accordance with FASB ASC Topic 718.

In September 2022, the Company issued 20,000 shares of restricted SigmaTron common stock pursuant to the 2021 Non-Employee Director Restricted Stock Plan, which fully vested on March 29, 2023.  The Company recognized $98,199 in compensation expense in fiscal year 2023.  There was no balance of unrecognized compensation expense related to the Company's restricted stock award at April 30, 2023.  The aggregate grant date fair value of restricted stock awards granted in September 2022 was computed in accordance with FASB ASC Topic 718.

In January 2022, the Company issued 15,000 shares of restricted SigmaTron common stock pursuant to the 2021 Non-Employee Director Restricted Stock Plan, which fully vested on July 8, 2022.  The Company recognized $49,873 in compensation expense in fiscal year 2023.  There was no balance of unrecognized compensation expense related to the Company's restricted stock award at April 30, 2023.  The aggregate grant date fair value of restricted stock awards granted in January 2022 was computed in accordance with FASB ASC Topic 718.

**NOTE O - STOCK COMPENSATION AND EQUITY TRANSACTIONS – Continued**

The table below summarizes option activity through April 30, 2024:

| | Number of securities to be issued upon exercise of outstanding options | Weighted-average exercise price | Number of options exercisable at end of year |
|---|---|---|---|
| Outstanding at April 30, 2022 | 792,044 | 5.79 | 549,669 |
| Options cancelled during 2023 | (11,650) | 3.60 | |
| Options forfeited during 2023 | (138,750) | 6.66 | |
| Outstanding at April 30, 2023 | 641,644 | 5.70 | 552,894 |
| Options exercised during 2024 | (3,000) | 3.20 | |
| Options cancelled during 2024 | (12,813) | 4.24 | |
| Options forfeited during 2024 | (16,250) | 6.66 | |
| Options granted during 2024 | 177,000 | 3.42 | |
| Outstanding at April 30, 2024 | 786,581 | $ 5.20 | 632,331 |

Intrinsic value is calculated as the positive difference between the market price of SigmaTron's common stock and the exercise price of the underlying options. As of April 30, 2024 and April 30, 2023, the aggregate intrinsic value of options exercised was $3,120 and $0, respectively. As of April 30, 2024 and April 30, 2023, the aggregate intrinsic value of the options outstanding was $226,432 and $0, respectively. As of April 30, 2023, the difference between the market price of the Company's common stock and the exercise price of the underlying options was negative.

Information with respect to stock options outstanding and exercisable at April 30, 2024 is as follows:

| | Options outstanding and exercisable | | |
|---|---|---|---|
| | Number outstanding at April 30, 2024 | Weighted-average remaining contract life | Weighted-average exercise price |
| Range of exercise prices | | | |
| $ 3.20-6.66 | 632,331 | 5.43 years | $ 5.45 |
| | 632,331 | | $ 5.45 |

There were 154,250 and 88,750 non-vested stock options as of April 30, 2024 and April 30, 2023, respectively.

**NOTE P – DISCONTINUED OPERATIONS**

During the fourth quarter of fiscal 2023, the Company exited its active involvement in the Pet Tech business that is conducted by Wagz through the sale by the Company of a majority stake in Wagz, effective as of April 1, 2023. As a result, as of the closing, the Company holds a minority 19% ownership Wagz. However, the Company determined that due to financial uncertainty of Wagz after the Company's sale, the 19% ownership interest was fully reserved, as of April 30, 2023.

In accordance with ASC 205-20 Presentation of Financial Statements: Discontinued Operations, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results when the component of an entity meets the criteria in paragraph 205-20-45-10. In the period in which the component meets discontinued operations criteria the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations.

**Pet Tech Segment (Wagz Business)**

The following amounts related to the Pet Tech Segment (Wagz Business) have been segregated from the Company's continuing operations and are reported as discontinued operations:

|  | Fiscal Year Ended April 30, | |
|---|---|---|
|  | **2024** | **2023** |
| Net Sales | $ - | $ 1,598,929 |
| Cost of products sold | - | 1,732,352 |
| Gross (loss) profit | - | (133,423) |
|  |  |  |
| Selling and administrative expenses | - | 9,656,999 |
| Impairment of goodwill and other long-lived assets | - | 23,096,771 |
|  |  |  |
| Operating loss | - | (32,887,193) |
|  |  |  |
| Loss on sale of a business | - | (3,742,709) |
|  |  |  |
| Loss before income taxes from discontinued operations | - | (36,629,902) |
|  |  |  |
| Income tax benefit | - | 1,860,093 |
|  |  |  |
| Loss from discontinued operations | $ - | $ (34,769,809) |

**SigmaTron International, Inc. and Subsidiaries**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED**
**April 30, 2024 and 2023**

**NOTE Q - SELECTED QUARTERLY FINANCIAL DATA FROM CONTINUING OPERATIONS (UNAUDITED)**

The following is a summary of unaudited quarterly financial data for fiscal year 2024:

| 2024 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Net sales (1) | $ 98,130,356 | $ 98,691,684 | $ 95,919,888 | $ 81,141,893 |
| Gross profit (2) | 9,651,220 | 9,687,755 | 9,926,960 | 4,260,383 |
| Income (loss) before income taxes (2) | 107,964 | 371,928 | 676,742 | (3,918,053) |
| Net income (loss) from continuing operations | 262,099 | 28,262 | 599,006 | (3,375,524) |
| Earnings (loss) per share Basic | $ 0.04 | $ 0.00 | $ 0.10 | $ (0.55) |
| Earnings (loss) per share Diluted | $ 0.04 | $ 0.00 | $ 0.10 | $ (0.55) |
| Weighted average shares- Basic | 6,091,288 | 6,091,331 | 6,094,288 | 6,099,955 |
| Weighted average shares- Diluted | 6,100,284 | 6,190,696 | 6,120,317 | 6,099,955 |

1) During the three months ended April 30, 2024, the Company identified an immaterial error in amount related to revenue recognition that impacted previously filed quarterly amounts. Management evaluated the effect of the error on the previously filed quarterly financial statements and concluded that the error was not material in amount. As a result, in the three months ended April 30, 2024, the Company recorded an out of period adjustment to decrease sales and cost of products sold, each by approximately $4,500,000. This adjustment had no impact on gross profit, income (loss) before income taxes, earnings (loss) from continuing operations, or basic or diluted earnings (loss) per share.

2) In the fourth quarter of fiscal year 2024 physical inventory results were completed resulting in a decrease in income before taxes of approximately $1,865,000.

**NOTE Q - SELECTED QUARTERLY FINANCIAL DATA FROM CONTINUING OPERATIONS (UNAUDITED) - Continued**

On April 1, 2023, SigmaTron completed the sale of its Wagz, Inc. business. The results of the Wagz, Inc. business have been reported as discontinued operations in the Consolidated Statements of Operations through the date of sale. These changes have been applied to all periods presented. See Note P - Discontinued Operations, for additional information.

The following is a summary of unaudited quarterly financial data for fiscal year 2023:

| 2023 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Net sales | $ 105,189,979 | $ 108,221,068 | $ 92,736,725 | $ 108,288,073 |
| Gross profit | 11,577,220 | 13,306,079 | 11,160,904 | 15,409,394 |
| Income before income taxes (1) | 4,129,636 | 4,858,965 | 2,892,683 | 5,304,681 |
| Net income from continuing operations | 3,600,236 | 3,602,998 | 2,949,459 | 4,041,731 |
| Earnings per share from continuing Basic | $ 0.59 | $ 0.59 | $ 0.49 | $ 0.67 |
| Earnings per share Diluted | $ 0.58 | $ 0.59 | $ 0.49 | $ 0.67 |
| Weighted average shares- Basic | 6,058,908 | 6,071,288 | 6,071,288 | 6,077,490 |
| Weighted average shares- Diluted | 6,191,395 | 6,145,223 | 6,071,288 | 6,077,490 |

1)  The Company records inventory reserves for valuation and shrinkage throughout the year based on historical data. In the fourth quarter of fiscal year 2023 physical inventory results were completed resulting in an increase in income before taxes of approximately $650,000 net of a provision for inventory reserves of approximately $1,900,000.

**NOTE R - LITIGATION**

From time to time the Company is involved in legal proceedings, claims, or investigations that are incidental to the Company's business. In future periods, the Company could be subjected to cash cost or non-cash charges to earnings if any of these matters are resolved on unfavorable terms. However, although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information, including management's assessment of the merits of any particular claim, the Company does not expect these legal proceedings or claims will have any material adverse impact on its future consolidated financial position or results of operations.

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# SigmaTron International: Superior Customer Service From Our Global Operations

| Manufacturing | International Procurement Office | Information Technology Office | Design Services Center | Warehouse |

## UNITED STATES

**SIGMATRON US: HEADQUARTERS**
■ **MIDWEST MANUFACTURING OPERATIONS**
■ **CORPORATE INFORMATION TECHNOLOGY (IT) OFFICE**
■ **CORPORATE DESIGN SERVICES CENTER**

2201 Landmeier Road
Elk Grove Village, IL 60007
**Tel:** 847-956-8000
124,300 sq. ft.

■ **WEST COAST OPERATIONS**
30000 Eigenbrodt Way
Union City, CA 94587
**Tel:** 510-477-5000
117,000 sq. ft.

**WAREHOUSES**
■ **California Warehouse: San Diego**
2055 Dublin Drive, Suite 300
San Diego, CA 92154
**Tel:** 619-415-8101
30,240 sq. ft.

■ **Texas Warehouse: El Paso**
9 Butterfield Trail Blvd., Suite B
El Paso, TX 79906
**Tel:** 915-995-0660
18,180 sq. ft.

■ **Texas Warehouse: Del Rio**
103 Avenue J
Del Rio, TX 78840
**Tel:** 830-775-0335
44,000 sq. ft.

## MEXICO

■ **TIJUANA OPERATIONS**
Calle Hacienda del Colorado
No. 21603 T-1,
Parque Industrial Presidentes
Tijuana, B. C. Mexico 22215
**Tel:** 52-664-626-8680 1
112,100 sq. ft.

■ **CHIHUAHUA OPERATIONS**
Miguel de Cervantes No. 151
Complejo Industrial Chihuahua
Chihuahua, Mexico 31136
**Tel:** 52-614-44-20200
113,000 sq. ft.

■ **ACUÑA OPERATIONS**
Carretera Presa La Amistad
KM 6.5 S/N
Parque Industrial
Ciudad Acuña,
Coahuila, Mexico CP 26248
**Tel:** 830-774-7216
115,000 sq. ft.

## ASIA

■ **CHINA OPERATIONS**
386 Hua Hong Road
Suzhou, China 215200
**Tel:** 86-512-6340-8518-101
202,000 sq. ft.

■ **TAIWAN INTERNATIONAL PROCUREMENT OFFICE (IPO), SUSTAINABILITY AND COMPLIANCE CENTER (SCC)**
9F., No. 180, Sec. 1,
Keelung Road, Xinyi Dist.,
Taipei City, Taiwan 11006
**Tel:** 886-2-27601656
4,685 sq. ft.

■ **TAIWAN INFORMATION TECHNOLOGY (IT) OFFICE**
12F., No. 375, Sec. 2,
Taiwan Blvd., West Dist.,
Taichung City, Taiwan 403020
1,650 sq. ft.

■ **VIETNAM OPERATIONS**
No.13, Plot 103/4, Street No.5,
Amata Industrial Park
Biên Hòa City, S.R. Vietnam
26,479 sq. ft.

**GLOBAL QUALITY CERTIFICATIONS:**
ISO 9001:2015
ISO 13485:2016
ISO 14001:2015
IATF 16949:2016
ITAR Registered
FDB Certification
Safety Certification

**30**
30 YEARS OF TRADING
AS A PUBLIC
COMPANY
*NASDAQ: SGMA*

**Firm:** Ackerly Communications, LLC  **Copywriting/Art Direction:** Mary Ackerly  **Designers:** Tatjana Jovancevic; Patty Ofriel  **Proofreading:** Deborah Livingstone  **Printer:** Dreamworks GC, LLC



ONE SOURCE. GLOBAL OPTIONS.®

**SIGMATRON**
I N T E R N A T I O N A L

**CORPORATE OFFICES**
SigmaTron International, Inc.
2201 Landmeier Road
Elk Grove Village, IL 60007

**Tel** 847.956.8000

**INVESTOR RELATIONS**
800.700.9095

**www.sigmatronintl.com**



## OFFICERS

**Gary R. Fairhead***
Chairman of the Board
and Chief Executive Officer

**John P. Sheehan***
President

**James J. Reiman***
Chief Financial Officer, Vice President,
Finance, Treasurer and Secretary

**Gregory A. Fairhead***
Executive Vice President
and Assistant Secretary

**Daniel P. Camp****
Vice President,
Acuña Operations

**Rajesh B. Upadhyaya***
Executive Vice President,
West Coast Operations

**Hom-Ming Chang***
Vice President,
China Operations

**Curtis W. Campbell**
Vice President of Sales

**Dennis P. McNamara**
Vice President, Engineering

**Michael L. Schillaci**
Vice President,
Information Technology

**Keith D. Wheaton**
Vice President,
Business Development
West Coast Operations

 * Executive Officers

** Mr. Camp served in his role through
    Oct. 6, 2023 and retired thereafter.

## BOARD OF DIRECTORS

**Gary R. Fairhead**
Chairman of the Board
and Chief Executive Officer,
SigmaTron International, Inc.

**Linda K. Frauendorfer**
Independent Consultant

**Bruce J. Mantia**[1,2,3]
Retired Partner
Ernst & Young LLP

**Paul J. Plante**[1,2]
Director, Cardinal Vending
and Markets, LLC

**Thomas W. Rieck**[1,3]
Of Counsel, Rieck and Crotty, P.C.

**Dilip S. Vyas** [2,3,4]
Independent Consultant

[1] Member of the Audit Committee

[2] Member of the Compensation Committee

[3] Member of the Nominating Committee

[4] Lead Director

## CORPORATE INFORMATION

**SEC Counsel**
Greenberg Traurig, LLP
77 West Wacker Drive
Chicago, Illinois 60601

**Corporate Counsel**
Howard & Howard
Attorneys PLLC
200 South Michigan Avenue
Chicago, Illinois 60604

**Independent
Public Accountants**
BDO USA, LLP
330 North Wabash Avenue
Chicago, Illinois 60611

**Form 10-K**
If you would like a free copy of
the Form 10-K report filed with
the Securities and Exchange
Commission, please call
James J. Reiman at the
SigmaTron corporate office,
1.800.700.9095.

**Stock Transfer Agent
and Registrar**
American Stock Transfer
& Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219

**Stock Information**
SigmaTron's common stock
has been trading on the Nasdaq
System under the symbol SGMA
since the Company's initial
public offering in February 1994.

The Company has 6 million
shares of common stock
outstanding.

SigmaTron has not paid cash
dividends on its common
stock since completing its
February 1994 initial public
offering and does not intend
to pay any dividends in the
foreseeable future.